TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 1
TD Bank Group Reports Second Quarter 2025 Results

Report to Shareholders

•
Three and six months ended April 30,

2025
The financial information in this document is reported

in Canadian dollars and is based on

the Bank’s unaudited Interim Consolidated

Financial Statements
prepared in accordance with International Financial

Reporting Standards (IFRS) as issued by the

International Accounting Standards Board

(IASB), unless
otherwise noted. Certain comparative amounts

have been revised to conform with the presentation

adopted in the current period.
Reported results conform with generally accepted

accounting principles (GAAP), in accordance

with IFRS. Adjusted measures are non-GAAP

financial
measures. For additional information about

the Bank’s use of non-GAAP financial measures,

refer to “Significant Events”,

“Non-GAAP and Other Financial
Measures” in the “How We Performed”,

or “How Our Businesses Performed” sections

of this document.
SECOND QUARTER FINANCIAL HIGHLIGHTS,

compared with the second quarter last

year:
●
Reported diluted earnings per share were

$6.27, compared with $1.35.
●
Adjusted diluted earnings per share were

$1.97, compared with $2.04.
●
Reported net income was $11,129 million, compared with

$2,564 million.
●
Adjusted net income was $3,626 million,

compared with $3,789 million.
YEAR-TO-DATE FINANCIAL HIGHLIGHTS, six months ended April

30, 2025, compared with the corresponding

period last year:
●

Reported diluted earnings per share were

$7.81, compared with $2.89.
●

Adjusted diluted earnings per share were

$3.99, compared with $4.04.
●

Reported net income was $13,922 million,

compared with $5,388 million.
●

Adjusted net income was $7,249 million,

compared with $7,426 million.
SECOND QUARTER ADJUSTMENTS (ITEMS

OF NOTE)
The second quarter reported earnings figures

included the following items of note:
●
Amortization of acquired intangibles

of $43 million ($35 million after tax or 2

cents per share), compared with $72 million

($62 million after tax or
4 cents per share) in the second quarter

last year.
●
Acquisition and integration charges related

to the Cowen acquisition of $34 million

($26 million after tax or 2 cents

per share), compared with
$102 million ($80 million after tax or 4 cents

per share) in the second quarter last year.
●
Impact from the terminated First Horizon

Corporation (FHN) acquisition-related

capital hedging strategy of $47 million ($35

million after tax or
2 cents per share), compared with $64 million

($48 million after tax or 3 cents per

share) in the second quarter last year.
●
U.S. balance sheet restructuring of $1,129

million ($847 million after tax or 49 cents

per share).
●
Restructuring charges of $163 million

($122 million after tax or 7 cents per share),

compared with $165 million ($122 million

after tax or 7 cents per
share) under a previous program in the

second quarter last year.
●
Gain on sale of Schwab shares of $8,975

million ($8,568 million after tax or $4.92

per share).
TORONTO
, May 22, 2025 – TD Bank Group (“TD” or the “Bank”)

today announced its financial results for the second quarter ended April 30, 2025. Reported earnings were
$11.1 billion, up 334% compared

with the second quarter last year,

reflecting the Bank's sale of its remaining equity investment in The Charles Schwab Corporation
(“Schwab”), and adjusted earnings were $3.6 billion, down

4%.
“TD delivered strong results this quarter,

with robust trading and fee income in our markets-driven

businesses as well as deposit and loan growth in Canadian

Personal and
Commercial Banking,”

said Raymond Chun, Group President and CEO, TD

Bank Group. “Our U.S. balance sheet restructuring is

on track, and we are making consistent
progress on AML remediation. We are well positioned

as we enter the second half of the year,

and we continue to strengthen our Bank by investing

in the client experience,
enhancing our digital capabilities, and simplifying how we

operate to achieve greater speed and execution excellence.

”
Canadian Personal and Commercial Banking results

driven by continued volume growth in loans and

deposits
Canadian Personal and Commercial Banking net income was

$1,668 million, a decrease of 4% compared with

the second quarter last year,

reflecting higher provisions for
credit losses (PCL) and non-interest expenses, partially offset by higher revenue. Revenue increased 3%, primarily

reflecting loan and deposit growth.
The Canadian Personal Bank reported another quarter

of solid acquisition growth, including a record in digital

day-to-day sales. The Canadian Personal Bank

also delivered a
strong quarter of credit card growth and referral volumes

to Wealth and Business Banking. This quarter,

Business Banking reported strong commercial loan

growth, record
second-quarter retail originations in TD Auto Finance (TDAF),

and robust customer acquisition in Small Business Banking.

In addition, TDAF scored highest in two segments
of the J.D. Power 2025 Canada Dealer Financing Satisfaction

Study, ranking #1 for

Dealer Satisfaction among Non-Prime and Prime Credit Non

-Captive Automotive
Financing Lenders
1
.
The U.S. Retail Bank delivered continued momentum

and progress on balance sheet restructuring
U.S. Retail reported net income for the quarter was $120

million (US$89 million), down 76% (77% in U.S. dollars),

compared with the second quarter last year.

On an adjusted
basis, net income was $967 million (US$680 million),

down 19% (23% in U.S. dollars). Reported net income

for the quarter from the Bank’s prior investment

in Schwab was
$78 million (US$54 million), a decrease of 57% (60% in

U.S. dollars), compared with the second quarter last year

reflecting the Bank’s sale of its remaining

equity investment
in Schwab this quarter.

The U.S. Retail Bank, which excludes the Bank’s

prior investment in Schwab, reported net income was $42

million (US$35 million), down 87% (86% in U.S.

dollars),
compared with the second quarter last year,

primarily reflecting the impact of balance sheet restructuring activities, higher governance and control investments,

including costs
for U.S. BSA/AML remediation, and higher PCL, partially

offset by the impact of charges for the global

resolution of the investigations into the Bank’s

U.S. BSA/AML program
and FDIC special assessment charge in the second

quarter last year. On an adjusted

basis, net income was $889 million (US$626 million),

down 13% (16% in U.S. dollars)
1

TD Auto Finance received the highest score in the retail non-captive non-prime segment and the retail non-captive prime segment in the J.D. Power 2024-2025 Canada Dealer Financing Satisfaction
Studies, which measure Canadian auto dealers’ satisfaction with their auto finance providers. Visit jdpower.com/awards for more details.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 2
compared with the second quarter last year,

reflecting higher governance and control investments,

including costs for U.S. BSA/AML remediation, and

higher PCL, partially
offset by higher revenue.

This quarter, the U.S. Retail Bank

demonstrated

resilience and delivered continued momentum, with its

sixth quarter of consumer deposit growth and double

-digit growth in
U.S. Wealth assets year over year.

This quarter, TD Bank, America

’s Most Convenient Bank
®
, ranked #1 in Florida for retail banking customer satisfaction in the J.D. Power
2025 U.S. Retail Banking Satisfaction Study
2
.
Wealth Management and Insurance delivered strong

results across diversified businesses

Wealth Management and Insurance net income

was $707 million, an increase of 14% compared with

the second quarter last year, with

strong revenue growth in both
businesses. This quarter’s revenue growth of 12% reflected higher insurance premiums, higher fee-based revenue, and transaction revenue.

This quarter, Wealth Management

and Insurance continued to invest in client-centric innovation and deliver growth. TD Asset Management

(TDAM) launched the TD
Greystone Infrastructure iCapital Canada Access Fund, expanding access to direct private infrastructure to retail investors.

TDAM also added more than $5 billion in net
institutional assets, demonstrating its strength as the #1 institutional asset manager in Canada among the Big 5 banks.

The TD Private Wealth Management and TD

Financial
Planning businesses delivered strong net asset growth this

quarter. Additionally,

TD Insurance continued to deliver double-digit premium

growth and further increased its
market share 3 .
Wholesale Banking delivered record revenue including

fees earned from TD’s sale of its remaining

equity investment in Schwab
Wholesale Banking reported net income for the quarter was

$419 million, an increase of 16% compared with the second

quarter last year, primarily reflecting

higher revenue,
partially offset by higher PCL and non-interest expenses.

On an adjusted basis, net income was $445 million,

an increase of 1% compared with the second

quarter last year.
Revenue for the quarter was a record $2,129 million, an

increase of 10% compared with the second quarter

last year, primarily reflecting higher

trading-related revenue, and
underwriting fees, including those associated with the Bank’s sale of its remaining equity investment in Schwab.
This quarter, Wholesale Banking executed

the largest sole-managed convertible offering in

the U.S. since 2020, demonstrating the strength

of its capabilities and market
influence. Wholesale Banking was voted Overall Commodities

Dealer in the Energy Risk Commodity Rankings

2025, run by Risk.net, reflecting its global leadership,

reliability,
and client trust.

Capital
TD’s Common Equity Tier 1 Capital

ratio was 14.9%.

Conclusion
“We are operating in a fluid macroeconomic environment.

As we navigate this period of uncertainty,

TD is very well-capitalized, prepared for a broad range

of economic
scenarios, and remains focused on the needs and goals of

our clients,” added Chun. “I want to thank our colleagues

for their continued efforts as we further

strengthen our
Bank and build for the future.”

The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements”

on page 4.

2
TD Bank received the highest score in a tie in Florida in the J.D. Power 2025 U.S. Retail Banking Satisfaction Study, which measures customers’ satisfaction with their primary bank. Visit
jdpower.com/awards for more details.
3

Rankings based on data provided by OSFI, Insurers and the Insurance Bureau of Canada for the year ended December 31, 2024. Excludes public insurance regimes (ICBC, MPI and SAF).

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 3
ENHANCED DISCLOSURE TASK FORCE
The Enhanced Disclosure Task Force (EDTF) was established by the Financial

Stability Board in 2012 to identify fundamental

disclosure principles,
recommendations and leading practices to enhance

risk disclosures of banks. The index

below includes the recommendations (as

published by the EDTF) and
lists the location of the related EDTF disclosures

presented in the second quarter 2025

Report to Shareholders (RTS), Supplemental

Financial Information (SFI),
or Supplemental Regulatory Disclosures (SRD).

Information on TD’s website, SFI, and SRD is

not and should not be considered incorporated

herein by reference
into the second quarter 2025 RTS, Management’s

Discussion and Analysis, or the Interim Consolidated

Financial Statements. Certain disclosure references

have
been made to the Bank’s 2024

Annual Report.
Type of
Risk
Topic EDTF Disclosure
Page
RTS
Second
Quarter
2025
SFI
Second
Quarter
2025
SRD
Second
Quarter
2025
Annual Report
2024
General
1 Present all related risk information together in any particular report.
Refer to below for location of disclosures
2
The bank’s risk terminology and risk measures and present key parameter values used.
94-101, 105,
110, 112-114,
125-127
3 Describe and discuss top and emerging risks. 84-93
4
Outline plans to meet each new key regulatory ratio once applicable rules are finalized.
33, 46 80, 122
Risk
Governance
and Risk
Management
and
Business
Model
5
Summarize the bank’s risk management organization, processes, and key functions.
95-99
6
Description of the bank’s risk culture and procedures applied to support the culture.
94-95
7
Description of key risks that arise from the bank’s business models and activities.
79, 94, 100-128
8
Description of stress testing within the bank’s risk governance and capital frameworks.
78, 99-100, 108,
125
Capital
Adequacy
and Risk
Weighted
Assets
9
Pillar 1 capital requirements and the impact for global systemically important banks.

31-32, 83 1-3, 6
75-77, 80-81,
235
10
Composition of capital and reconciliation of accounting balance sheet to the regulatory balance sheet.
1-3, 5 75
11
Flow statement of the movements in regulatory capital.

4
12
Discussion of capital planning within a more general discussion of management’s strategic planning.

76-78, 125
13
Analysis of how risk-weighted asset (RWA) relate to business activities

and
related risks.

9-13 78-79
14
Analysis of capital requirements for each method used for calculating RWA.

13
101-103, 105,
107-108
15
Tabulate credit risk in the banking book

for Basel asset classes and major
portfolios.

36-53, 59-65
16
Flow statement reconciling the movements of RWA by risk type.

18-19
17 Discussion of Basel III back-testing requirements. 80
104, 108,
112-113
Liquidity 18 The bank’s management of liquidity needs and liquidity reserves. 39-43
114-116,
118-119
Funding
19
Encumbered and unencumbered assets in a table by balance sheet category.
41 117, 229
20
Tabulate consolidated total assets, liabilities

and off-balance sheet
commitments by remaining contractual maturity at the balance sheet date.
46-48 122-124
21 Discussion of the bank’s funding sources and the bank’s funding strategy. 42-46 119-122
Market Risk
22
Linkage of market risk measures for trading and non-trading portfolio and balance sheet.
36 106
23 Breakdown of significant trading and non-trading market risk factors. 36, 38 106, 109-110
24
Significant market risk measurement model limitations and validation procedures.
37
107-110,
112-113
25
Primary risk management techniques beyond reported risk measures and parameters.
37 107-110
Credit Risk
26
Provide information that facilitates users’ understanding of the bank’s credit risk profile, including any significant credit risk concentrations.
28-31, 65-74 21-36
1-5, 13, 18,
20-70, 72-80
62-74, 101-105,
185-192, 201,
203-204,
233-234
27 Description of the bank’s policies for identifying impaired loans. 73
71, 162-163,
169-170, 191
28
Reconciliation of the opening and closing balances of impaired loans in the period and the allowance for loan losses.
29, 68-72 25, 29 69, 188-190
29
Analysis of the bank’s counterparty credit risks that arise from derivative transactions.
54-55, 66-70
103, 173-174,
195-197, 201,
203-204
30
Discussion of credit risk mitigation, including collateral held for all sources of credit risk.

104, 166,
173-174
Other Risks
31
Description of ‘other risk’ types based on management’s classifications and discuss how each one is identified, governed, measured, and managed.
110-113,
125-128
32 Discuss publicly known risk events related to other risks. 81 91-93, 227-228

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 4
TABLE OF CONTENTS
MANAGEMENT’S DISCUSSION AND ANALYSIS
4 Caution Regarding Forward-Looking Statements 49 Securitization and Off-Balance Sheet Arrangements
5 Financial Highlights 49 Accounting Policies and Estimates
6 Significant Events 49
Changes in Internal Control over Financial

Reporting
6
Update on U.S. BSA/AML Program Remediation

and
50 Glossary
Enterprise AML Program Improvement Activities
9 How We Performed INTERIM CONSOLIDATED FINANCIAL STATEMENTS
13 Financial Results Overview 53 Interim Consolidated Balance Sheet
17 How Our Businesses Performed 54 Interim Consolidated Statement of Income
26 Quarterly Results 55
Interim Consolidated Statement of Comprehensive

Income
27 Balance Sheet Review 56
Interim Consolidated Statement of Changes

in Equity
28 Credit Portfolio Quality 57
Interim Consolidated Statement of Cash

Flows
31 Capital Position 58 Notes to Interim Consolidated Financial Statements
34 Risk Factors and Management
34 Managing Risk 84 SHAREHOLDER AND INVESTOR INFORMATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

OF OPERATING

PERFORMANCE
This Management’s Discussion and Analysis (MD&A)

is presented to enable readers

to assess material changes in the financial

condition and operating results of
TD Bank Group (“TD” or the “Bank”) for the

three and six months ended April 30, 2025,

compared with the corresponding periods

shown. This MD&A should be
read in conjunction with the Bank’s unaudited Interim

Consolidated Financial Statements included

in this Report to Shareholders and with

the 2024 Annual
Consolidated Financial Statements and 2024

MD&A. This MD&A is dated May 21,

2025. Unless otherwise indicated,

all amounts are expressed in Canadian
dollars and have been primarily derived

from the Bank’s 2024 Annual Consolidated Financial

Statements or Interim Consolidated

Financial Statements, prepared
in accordance with IFRS as issued by the

IASB. Note that certain comparative amounts

have been revised to conform with the presentation

adopted in the current
period. Additional information relating

to the Bank, including the Bank’s 2024 Annual

Information Form, is available on the

Bank’s website at http://www.td.com as
well as on SEDAR+

at http://www.sedarplus.ca and on the SEC’s website at http://www.sec.gov (EDGAR filers section).
Caution Regarding Forward-Looking Statements
From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities

and
Exchange Commission (SEC), and in other communications. In addition, representatives of the

Bank may make forward-looking statements orally to analysts, investors, the media, and others. All such statements are made
pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995.
Forward-looking statements include, but are not limited to, statements made in this document,

the Management’s Discussion and Analysis (“2024 MD&A”) in the Bank’s 2024 Annual Report under the heading

“Economic
Summary and Outlook”, under the headings “Key Priorities for 2025” and “Operating Environment and

Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance,

and
Wholesale Banking segments, and under the heading “2024 Accomplishments and Focus for

2025” for the Corporate segment, and in other statements regarding the Bank’s objectives and priorities for

2025 and beyond
and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank’s anticipated financial performance.

Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”,

“expect”, “anticipate”, “intend”, “estimate”, “forecast”, “outlook”, “plan”, “goal”, “target”, “possible”,

“potential”,
“predict”, “project”, “may”, and “could” and similar expressions or variations thereof, or the negative thereof,

but these terms are not the exclusive means of identifying such statements. By their very nature, these forward-
looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial,

economic, political,
and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements.

Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit,

market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, process, systems, data, third-party, fraud, infrastructure, insider and conduct), model, insurance, liquidity, capital adequacy, compliance and legal, financial crime, reputational, environmental and social, and other risks. Examples of such risk factors include general business and economic conditions in the regions in which the Bank operates; geopolitical risk (including policy, trade and tax-related risks and the potential impact of any new or elevated tariffs or any retaliatory tariffs); inflation, interest rates and recession uncertainty; regulatory oversight and compliance risk; risks associated with the Bank’s ability to satisfy the terms of the global resolution of the investigations into the Bank’s U.S. Bank Secrecy Act

(BSA)/anti-money laundering (AML) program; the impact of the global resolution of the investigations into the Bank’s U.S. BSA/AML
program on the Bank’s businesses, operations, financial condition, and reputation; the ability of the Bank to execute on long-term strategies, shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions and integration of acquisitions, the ability of the Bank to achieve its financial or strategic objectives with respect to its investments, business retention plans, and other strategic plans; technology
and cyber security risk (including cyber-attacks, data security breaches or technology failures) on the

Bank’s technologies, systems and networks, those of the Bank’s customers (including their own devices), and third parties providing services to the Bank; data risk; model risk; fraud activity; insider risk; conduct risk; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and
control of information, and other risks arising from the Bank’s use of third-parties; the impact of new and changes to, or application of, current laws, rules and regulations, including without limitation consumer protection laws
and regulations, tax laws, capital guidelines and liquidity regulatory guidance; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and
disruptive technology; environmental and social risk (including climate-related risk); exposure related to litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent;

changes in foreign
exchange rates, interest rates, credit spreads and equity prices; downgrade, suspension or withdrawal of ratings assigned by any rating agency, the value and market price of the Bank’s common shares and other securities may be impacted by market conditions and other factors; the interconnectivity of financial institutions including existing and potential international debt crises; increased funding costs and market volatility due to market
illiquidity and competition for funding; critical accounting estimates and changes to accounting standards,

policies, and methods used by the Bank; and the occurrence of natural and unnatural catastrophic events and
claims resulting from such events.

The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk

Factors and
Management” section of the 2024 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings
“Significant Events”, “Significant and Subsequent Events” or “Update on U.S. Bank Secrecy

Act (BSA)/Anti-Money Laundering (AML) Program Remediation and Enterprise AML Program Improvement

Activities“ in the
relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2024 MD&A under the headings “Economic Summary and Outlook” and “Significant Events”,

under
the headings “Key Priorities for 2025” and “Operating Environment and Outlook” for the Canadian

Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2024 Accomplishments and Focus for 2025” for the Corporate segment,

each as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable).

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank
does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.
This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors,

on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 5
TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2025 2025 2024 2025 2024
Results of operations
Total revenue – reported $ 22,937 $ 14,049 $ 13,819 $ 36,986 $ 27,533
Total revenue – adjusted
1
15,138 15,030 13,883 30,168 27,654
Provision for (recovery of) credit losses 1,341 1,212 1,071 2,553 2,072
Insurance service expenses (ISE) 1,417 1,507 1,248 2,924 2,614
Non-interest expenses – reported 8,139 8,070 8,401 16,209 16,431
Non-interest expenses – adjusted
1
7,908 7,983 7,084 15,891 14,209
Net income – reported 11,129 2,793 2,564 13,922 5,388
Net income – adjusted
1
3,626 3,623 3,789 7,249 7,426
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses $ 936.4 $ 965.3 $ 928.1 $ 936.4 $ 928.1
Total assets 2,064.3 2,093.6 1,966.7 2,064.3 1,966.7
Total deposits 1,267.7 1,290.5 1,203.8 1,267.7 1,203.8
Total equity 126.1 119.0 112.0 126.1 112.0
Total risk-weighted assets 2 624.6 649.0 602.8 624.6 602.8
Financial ratios
Return on common equity (ROE) – reported 3 39.1% 10.1% 9.5% 24.8% 10.2%
Return on common equity – adjusted
1
12.3 13.2 14.5 12.7 14.3
Return on tangible common equity (ROTCE) 1,3 48.0 13.4 13.0 31.3 13.9
Return on tangible common equity – adjusted
1
15.0 17.2 19.2 15.9 18.9
Efficiency ratio – reported 3 35.5 57.4 60.8 43.8 59.7
Efficiency ratio – adjusted, net of ISE
1,3,4
57.6 59.0 56.1 58.3 56.7
Provision for (recovery of) credit losses

as a % of net

average loans and acceptances 0.58 0.50 0.47 0.54 0.45
Common share information – reported (Canadian dollars)
Per share earnings
Basic $ 6.28 $ 1.55 $ 1.35 $ 7.81 $ 2.90
Diluted 6.27 1.55 1.35 7.81 2.89
Dividends per share 1.05 1.05 1.02 2.10 2.04
Book value per share 3 66.75 61.61 57.69 66.75 57.69
Closing share price (TSX) 5 88.09 82.91 81.67 88.09 81.67
Shares outstanding (millions)
Average basic 1,740.5 1,749.9 1,762.8 1,745.3 1,769.8
Average diluted 1,741.7 1,750.7 1,764.1 1,746.3 1,771.2
End of period 1,722.5 1,751.7 1,759.3 1,722.5 1,759.3
Market capitalization (billions of Canadian dollars) $ 151.7 $ 145.2 $ 143.7 $ 151.7 $ 143.7
Dividend yield
3
5.0% 5.4% 5.1% 5.2% 5.0%
Dividend payout ratio 3 16.6 67.8 75.6 26.8 70.3
Price-earnings ratio
3
9.1 17.5 13.8 9.1 13.8
Total shareholder return (1 year) 3 13.6 6.9 4.5 13.6 4.5
Common share information – adjusted (Canadian dollars)
Per share earnings
Basic $ 1.97 $ 2.02 $ 2.04 $ 3.99 $ 4.05
Diluted 1.97 2.02 2.04 3.99 4.04
Dividend payout ratio 53.0% 51.9% 49.9% 52.4% 50.3%
Price-earnings ratio 11.4 10.6 10.5 11.4 10.5
Capital ratios
3
Common Equity Tier 1 Capital ratio 14.9% 13.1% 13.4% 14.9% 13.4%
Tier 1 Capital ratio 16.6 14.7 15.1 16.6 15.1
Total Capital ratio 18.5 17.0 17.1 18.5 17.1
Leverage ratio 4.7 4.2 4.3 4.7 4.3
TLAC ratio 31.0 29.5 30.6 31.0 30.6
TLAC Leverage ratio 8.7 8.5 8.7 8.7 8.7
1

The Toronto-Dominion Bank (“TD” or the

“Bank”) prepares its Interim Consolidated Financial Statements in accordance with IFRS,

the current GAAP, and refers

to results prepared in
accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures such as “adjusted” results and non-GAAP ratios to assess each of its businesses and to measure overall Bank performance. To

arrive at adjusted results, the Bank adjusts reported results for “items of note”. Refer to “Significant

Events”, “How We Performed” or “How
Our Businesses Performed” sections

of this document for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results. Non-GAAP financial measures
and ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.
2

These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy

Requirements
(CAR), Leverage Requirements (LR), and Total

Loss Absorbing Capacity (TLAC) guidelines.

Refer to the “Capital Position” section of this document for further details.
3

For additional information about these metrics, refer to the Glossary of this document.
4

Efficiency ratio – adjusted, net of ISE is calculated by dividing adjusted non-interest expenses by adjusted total revenue, net of ISE. Adjusted total revenue, net of ISE –
Q2 2025: $13,721 million, Q1 2025: $13,523 million, Q2 2024: $12,635 million, 2025 YTD: $27,244 million, 2024

YTD: $25,040 million.
5

Toronto Stock Exchange closing market

price.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 6
SIGNIFICANT EVENTS

a)

Sale of Schwab Shares
On February 12, 2025, the Bank sold its entire

remaining equity investment in the Charles

Schwab Corporation (“Schwab”) through a

registered offering and share
repurchase by Schwab. Immediately prior

to the sale, TD held 184.7 million shares of

Schwab’s common stock, representing 10.1%

economic ownership. The sale
of the shares resulted in proceeds of approximately

$21.0 billion (US$14.6 billion) and

the Bank recognized

a net gain on sale of approximately $8.6 billion
(US$5.8 billion). This gain is net of the release

of related cumulative foreign currency

translation from AOCI, the release of AOCI on

designated net investment
hedging items, direct transaction costs,

and taxes. The Bank also recognized

$184 million of underwriting fees in its

Wholesale segment as a result of TD
Securities acting as a lead bookrunner on

the transaction.

The transaction increased

Common Equity Tier 1 (CET1) capital by approximately

238 basis points (bps). The Bank discontinued

recording its share of
earnings available to common shareholders

from its investment in Schwab following

the sale. The Bank continues to have a

business relationship with Schwab
through the IDA Agreement.
b) Restructuring Charges
The Bank initiated a new restructuring program

in the second quarter of 2025 to reduce its

cost base and achieve greater efficiency. In connection with this program, the Bank incurred $163 million

pre-tax of restructuring charges in

the second quarter of 2025 which primarily

relate to real estate optimization, employee
severance and other personnel-related

costs, and asset impairment and other rationalization,

including certain business wind-downs.

The Bank expects to incur
total restructuring charges of $600 million

to $700 million pre-tax over the next several

quarters, to generate savings of approximately

$100 million pre-tax in fiscal
2025 and fully realized annual savings of $550

million to $650 million pre-tax, including savings

from an approximate 2% workforce

reduction
4 .
UPDATE ON U.S. BANK

SECRECY ACT (BSA)/ANTI-MONEY LAUNDERING (AML

)

PROGRAM REMEDIATION

AND
ENTERPRISE AML PROGRAM IMPROVEMENT ACTIVITIES
As previously disclosed in the Bank’s 2024

MD&A, on October 10, 2024, the Bank announced

that, following active cooperation and engagement

with authorities
and regulators, it reached a resolution of previously

disclosed investigations related to its

U.S. BSA/AML compliance programs (the “Global

Resolution”). The Bank
and certain of its U.S. subsidiaries consented

to orders with the Office of the Comptroller

of the Currency (OCC), the Federal Reserve

Board, and the Financial
Crimes Enforcement Network (FinCEN) and

entered into plea agreements with the

Department of Justice (DOJ), Criminal

Division, Money Laundering and Asset
Recovery Section and the United States

Attorney’s Office for the District of New Jersey. The Bank is focused on meeting the terms of the consent orders and

plea
agreements, including meeting its requirements

to remediate the Bank’s U.S. BSA/AML programs.

In addition, the Bank is also undertaking several

improvements
to the Bank’s enterprise-wide AML/Anti-Terrorist Financing and Sanctions Programs

(“Enterprise AML Program”).
For additional information on the Global

Resolution, the Bank’s U.S. BSA/AML program

remediation activities, the Bank’s Enterprise

AML Program improvement
activities, and the risks associated with the

foregoing, see the “Significant Events – Global

Resolution of the Investigations into the Bankְ’s U.S. BSA/AML

Program”
and “Risk Factors That May Affect Future Results

– Global Resolution of the Investigations into

the Bank’s U.S. BSA/AML Program” sections of

the Bank’s
2024 MD&A.
Remediation of the U.S. BSA/AML Program
The Bank remains focused on remediating

its U.S. BSA/AML program to meet the requirements

of the Global Resolution. As noted in the

Bank’s first quarter 2025
MD&A, the Bank continues to expect to have

the majority of its management remediation

actions implemented in calendar 2025

with remaining management
implementations planned for calendar 2026

and into calendar 2027. Sustainability

and testing activities are planned for calendar

2026 and calendar 2027 following
management implementations, and the Bank

is targeting to have the Suspicious Activity

Report lookback completed in calendar 2027

per the OCC consent order.
For fiscal 2025, the Bank continues to expect

U.S. BSA/AML remediation and related

governance and control investments of

approximately US$500 million pre-tax
and expects similar investments in fiscal

2026
5
. As noted in the Bank’s 2024 MD&A, all

management remediation actions will be

subject to validation by the Bank’s
internal audit function, followed by the review

and acceptance by the appointed monitor, demonstrated

sustainability, and, ultimately, the review and approval of
the Bank’s U.S. banking regulators and the DOJ.

Following such independent reviews, testing,

and validation, there could be additional remediation

related
implementations required from the Bank

that would take place after calendar 2027.

In addition, as the Bank undertakes the lookback

reviews, the Bank may be
required to further expand the scope of the review, either in terms of the subjects being addressed and/or

the time period reviewed. The following

graph illustrates
the Bank’s expected remediation plan and progress

on a calendar year basis, based on its

work to date:
As noted in the Bank’s 2024 MD&A including in the

“Risk Factors That May Affect Future Results

– Global Resolution of the Investigations

into the Bank’s U.S.
BSA/AML Program” section thereof, the Bank’s

remediation timeline is based on the Bank’s

current plans, as well as assumptions related

to the duration of
4

The Bank's expectations regarding the restructuring program are subject to inherent uncertainties and are based on the Bank's assumptions regarding certain factors, including rate of natural attrition, talent re-deployment opportunities, years-of-service, execution timing of actions, decisions to expand on or reduce the restructuring actions (e.g., scope of real estate optimization, additional rationalizations), and foreign exchange translation impacts. Refer to the “Risk Factors That May Affect Future Results” section of this document for additional information about risks and uncertainties that may impact the Bank’s estimates.
5
The total amount expected to be spent on remediation and governance and control investments is subject to inherent uncertainties and may vary based on the scope of work in the U.S. BSA/AML remediation plan which could change as a result of additional findings that are identified as work progresses as well as the Bank’s ability to successfully execute against the U.S. BSA/AML remediation program in accordance with the U.S. Retail segment’s fiscal 2025 and medium term plan.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 7
planning activities, including the completion

of external benchmarking and lookback

reviews. The Bank’s ability to meet its planned

remediation milestones
assumes that the Bank will be able to

successfully execute against its U.S. BSA/AML

remediation program plan, which

is subject to inherent risks and
uncertainties including the Bank’s ability to attract

and retain key employees, the ability

of third parties to deliver on their contractual

obligations, and the successful
development and implementation of required

technology solutions. Furthermore, the execution

of the U.S. BSA/AML remediation plan, including

these planned
milestones, will not be entirely within the

Bank’s control because of various factors such

as (i) the requirement to obtain regulatory

approval or non-objection before
proceeding with various steps, and (ii) the requirement

for the various deliverables to be acceptable

to the regulators and/or the monitor. As of the date hereof,

the
Bank believes that it and its applicable

U.S. subsidiaries have taken such actions as

are required of them to date under the terms

of the consent orders and plea
agreements and is not aware of them being in

breach of the same.
While substantial work remains, in addition

to the work that has been completed and

previously outlined in the Bank’s 2024 MD&A and

first quarter 2025 MD&A,
the Bank continued to make progress on

remediating and strengthening its U.S. BSA/AML

program during the second fiscal quarter

of 2025, including:

1)

incremental improvements to transaction

monitoring capabilities with the implementation

of the final round of planned scenarios into

the Bank’s U.S.
transaction monitoring system as set out in

our U.S. BSA/AML program remediation plan;
2)

the continued implementation of enhanced,

streamlined investigation practices including

the introduction of updated procedures

for analyzing
customer activity;
3)

progress with data staging in relation to lookback

reviews;
4)

the implementation of further enhancements

to cash deposit requirements at store locations;
5)

updated policies, including those with respect

to Know Your Customer activities, and revised escalation standards across all of U.S. Financial Crime
Risk Management; and
6)

further hiring of U.S. investigative analysts,

as planned, to help manage higher case

volumes resulting from the additional

monitoring capabilities that
have been implemented.
For the remainder of fiscal 2025, the

Bank’s focus will be on implementing incremental

enhancements to its transaction monitoring

and reporting controls,
including:
1)

continued improvements to transaction

monitoring standards, procedures and

training;
2)

the implementation of additional reporting

and controls for cash management activities;

3)

further progress with data staging and analysis

in relation to lookback reviews; and
4)

the deployment of machine learning analysis

capabilities beginning in the third fiscal quarter

of 2025.
As noted in the Bank’s 2024 MD&A, to help ensure

that the Bank can continue to support its

customers’ financial needs in the U.S.

while not exceeding the
limitation on the combined total assets of

the U.S. Bank, the Bank is focused on executing

multiple U.S. balance sheet restructuring actions

in fiscal 2025. Refer to
the “Update on U.S. Balance Sheet Restructuring”

section of the U.S. Retail segment section

for additional information on these actions.

For additional information
about expenses associated with the Bank’s U.S. BSA/AML

program remediation activities, refer

to the U.S. Retail segment section.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 8
Assessment and Strengthening of the

Bank’s Enterprise AML Program
The Bank is continuing to implement improvements

to the Enterprise AML Program and

continues to target implementation of

the majority of its Enterprise AML
Program remediation and enhancement actions

by the end of calendar 2025. As noted in

the Bank’s first quarter 2025 MD&A, once implemented,

those
remediation and enhancement actions will

then be subject to internal review, challenge and validation of the activities. Following the end of the

first fiscal quarter,
the Financial Transactions and Reports Analysis Centre

of Canada (“FINTRAC”) commenced a

review of certain remediation steps that

the Bank has taken to date
to address the FINTRAC violations. This review

is ongoing,

and subject to the outcome, may result

in additional regulatory actions.
As noted in the “Risk Factors That May

Affect Future Results – Global Resolution of

the Investigations into the Bank’s U.S. BSA/AML

Program” section of the
Bank’s 2024 MD&A, the remediation and enhancement

of the Enterprise AML program is exposed

to similar risks as noted in respect

of the remediation of the
Bank’s U.S. BSA/AML program. In particular,

as the Bank continues its remediation and

improvement activities of the Enterprise

AML Program, it expects an
increase in identification of reportable transactions

and/or events, which will add to the operational

backlog in the Bank’s Financial Crime

Risk Management
(FCRM)

investigations processing that the Bank

currently faces, but is working towards

remediating, across the enterprise. In addition,

it continues to assess (i)
whether issues that have been, and continue

to be, identified in the U.S. BSA/AML program

exist in the Enterprise AML Program in Canada,

Europe or Asia, and
(ii) the impact of such issues. The results of

these assessments may also broaden

the scope of the remediation and improvements

required for the Enterprise AML
Program. Furthermore, the Bank’s regulators

or law enforcement agencies may identify

other issues with the Bank’s Enterprise AML

Program, which may result in
additional regulatory actions.

While substantial work remains, the

Bank has made progress on the improvements

to the Enterprise AML Program over the

second fiscal quarter of 2025,
including:

1) new reporting on workloads, which has

improved our ability to forecast resource

needs and expanded our FCRM program

reporting to the Bank’s
Boards and senior management;
2) launching technology initiatives to consolidate

electronic document and data availability, to improve quality and timeliness of monitoring and oversight
of escalated AML issues;

3) continued improvements in the Bank’s process

and procedural guidance, reinforced

with targeted training across FCRM and

individual business
lines; and
4) hiring of additional investigative analysts,

to help improve management of

case volumes, with further expansion planned over

the rest of the fiscal
year.

For the remainder of fiscal 2025, the

Bank’s focus will be on the following improvements

to the Enterprise AML Program:

1) the Enterprise-wide adoption of a new

centralized case management tool that is already

in production in the U.S., with the goal of

strengthening
oversight and investigations of identified

FCRM risks; and
2) the ongoing rollout of an enhanced risk

assessment methodology and tools to

strengthen identification and measurement

of FCRM risks across
clients, products, and transactions, supported

by improved data capabilities.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 9
HOW WE PERFORMED

CORPORATE OVERVIEW
The Toronto-Dominion Bank and its subsidiaries are collectively known as

TD Bank Group (“TD” or the “Bank”). TD is

the sixth largest bank in North America by
assets and serves more than 27.9 million

customers in four key businesses operating

in a number of locations in financial centres

around the globe: Canadian
Personal and Commercial Banking, including

TD Canada Trust and TD Auto Finance Canada; U.S.

Retail, including TD Bank, America’s Most Convenient

Bank
® ,
TD Auto Finance U.S., and TD Wealth (U.S.);

Wealth Management and Insurance, including TD Wealth

(Canada), TD Direct Investing, and TD Insurance;

and
Wholesale Banking, including TD Securities

and TD Cowen. TD also ranks among

the world’s leading online financial services firms,

with more than 18 million
active online and mobile customers. TD had

$2.1

trillion in assets on April 30, 2025. The

Toronto-Dominion Bank trades under the symbol “TD” on the Toronto
Stock Exchange and New York Stock Exchange.
HOW THE BANK REPORTS
The Bank prepares its Interim Consolidated

Financial Statements in accordance

with IFRS, the current GAAP, and refers to results prepared in accordance with
IFRS as “reported”

results.

Non-GAAP and Other Financial Measures
In addition to reported results, the Bank also

presents certain financial measures, including

non-GAAP financial measures that are historical,

non-GAAP ratios,
supplementary financial measures and capital

management measures, to assess its results.

Non-GAAP financial measures, such as “adjusted”

results, are utilized
to assess the Bank’s businesses and to measure

the Bank’s overall performance.
To
arrive at adjusted results, the Bank adjusts

for “items of note” from reported
results. Items of note are items which management

does not believe are indicative of underlying

business performance and are disclosed

in Table 3. Non-GAAP
ratios include a non-GAAP financial measure

as one or more of its components. Examples

of non-GAAP ratios include adjusted net

interest margin, adjusted basic
and diluted earnings per share (EPS), adjusted

dividend payout ratio, adjusted efficiency ratio,

net of ISE, and adjusted effective income tax rate.

The Bank
believes that non-GAAP financial measures and

non-GAAP ratios provide the reader with

a better understanding of how management

views the Bank’s
performance. Non-GAAP financial measures

and non-GAAP ratios used in this document

are not defined terms under IFRS and,

therefore, may not be
comparable to similar terms used by other issuers.

Supplementary financial measures depict

the Bank’s financial performance and position, and

capital
management measures depict the Bank’s capital

position, and both are explained in this document

where they first appear.
U.S. Strategic Cards
The Bank’s U.S. strategic cards portfolio is comprised

of agreements with certain U.S. retailers

pursuant to which TD is the U.S. issuer

of private label and co-
branded consumer credit cards to their U.S.

customers. Under the terms of the individual

agreements, the Bank and the retailers

share in the profits generated by
the relevant portfolios after credit losses.

Under IFRS, TD is required to present the gross

amount of revenue and PCL related to these

portfolios in the Bank’s
Interim Consolidated Statement of Income.

At the segment level, the retailer program

partners’ share of revenues and credit

losses is presented in the Corporate
segment, with an offsetting amount (representing

the partners’ net share) recorded in Non-interest

expenses, resulting in no impact to Corporate’s

reported net
income (loss). The net income included in

the U.S. Retail segment includes only the

portion of revenue and credit losses attributable

to TD under the agreements.
Investment in The Charles Schwab Corporation

and IDA Agreement
On February 12, 2025, the Bank sold its entire

remaining equity investment in Schwab

through a registered offering and share repurchase

by Schwab. For further
details, refer to the “Significant Events”

section of this document. The Bank

discontinued recording its share of earnings

available to common shareholders from its
investment in Schwab following the sale.
Prior to the sale, the Bank accounted

for its investment in Schwab using the equity

method. The U.S. Retail segment reflected

the Bank’s share of net income
from its investment in Schwab. The Corporate

segment net income (loss) included

amounts for amortization of acquired intangibles,

the acquisition and integration
charges related to the Schwab transaction,

and the Bank’s share of restructuring and other

charges incurred by Schwab. The Bank’s share of

Schwab’s earnings
available to common shareholders was reported

with a one-month lag. For further details,

refer to Note 12 of the Bank’s 2024 Annual

Consolidated Financial
Statements.
On November 25, 2019, the Bank and Schwab

signed an insured deposit account agreement

(the “2019 Schwab IDA Agreement”), with

an initial expiration
date of July 1, 2031. Under the 2019 Schwab

IDA Agreement, starting July 1, 2021, Schwab

had the option to reduce the deposits by up

to US$10 billion per year
(subject to certain limitations and adjustments),

with a floor of US$50 billion. In addition, Schwab

requested some further operational flexibility

to allow for the
sweep deposit balances to fluctuate over

time, under certain conditions and subject to

certain limitations.
On May 4, 2023, the Bank and Schwab entered

into an amended insured deposit account

agreement (the “2023 Schwab IDA Agreement”

or the “Schwab IDA
Agreement”), which replaced the 2019 Schwab

IDA Agreement. Pursuant to the 2023 Schwab

IDA Agreement, the Bank continues to make

sweep deposit
accounts available to clients of Schwab. Schwab

designates a portion of the deposits

with the Bank as fixed-rate obligation amounts

(FROA). Remaining deposits
are designated as floating-rate obligations.

In comparison to the 2019 Schwab IDA Agreement,

the 2023 Schwab IDA Agreement extends

the initial expiration date
by three years to July 1, 2034 and provides

for lower deposit balances in its first

six years, followed by higher balances in

the later years. Specifically, until
September 2025, the aggregate FROA

will serve as the floor. Thereafter, the floor will be set at US$60 billion.

In addition, Schwab had the option to buy

down up
to $6.8 billion (US$5 billion) of FROA by paying

the Bank certain fees in accordance with

the 2023 Schwab IDA Agreement, subject

to certain limits.
During the first quarter of fiscal 2024, Schwab

exercised its option to buy down the remaining

$0.7 billion (US$0.5 billion) of the US$5 billion

FROA buydown
allowance and paid $32 million (US$23

million) in termination fees to the Bank in accordance

with the 2023 Schwab IDA Agreement. By the

end of the first quarter
of fiscal 2024, Schwab had completed its buydown

of the full US$5 billion FROA buydown allowance

and had paid a total of $337 million (US$250

million) in
termination fees to the Bank. The fees were

intended to compensate the Bank for losses

incurred from discontinuing certain hedging

relationships and for lost
revenues. The net impact was recorded in

net interest income.

Subsequent to the sale of the Bank’s entire remaining

equity investment in Schwab, the Bank

continues to have a business relationship

with Schwab through
the IDA Agreement.

Refer to Note 27 of the Bank’s 2024 Annual

Consolidated Financial Statements for further details

on the Schwab IDA Agreement.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 10
Strategic Review Update
The Bank is conducting a strategic review. The strategic review is organized across four pillars:
1)

Adjust business mix and capital allocation –

re-allocate capital and disproportionately

invest in targeted segments;
2)

Simplify the portfolio and drive ROE

focus – simplify, optimize, and reposition portfolios to drive returns;

3)

Evolve the Bank and accelerate capabilities

– simplify operating model and strengthen

capabilities to deliver exceptional client experiences;

and

4)

Innovate to drive efficiency and operational excellence

– redesign operations and processes.

The Bank will provide an update on its strategic

review, and on the Bank’s medium-term financial targets, in

the second half of 2025. For additional information

on
current initiatives that are part of the

strategic review, refer to “Significant Events – Sale of Schwab

Shares”, “How Our Businesses Performed

– U.S. Retail –
Update on U.S. Balance Sheet Restructuring

Activities”, and “Significant Events –

Restructuring Charges”

in this document.

The following table provides the operating results

on a reported basis for the Bank.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2025 2025 2024 2025 2024
Net interest income $ 8,125 $ 7,866 $ 7,465 $ 15,991 $ 14,953
Non-interest income 14,812 6,183 6,354 20,995 12,580
Total revenue 22,937 14,049 13,819 36,986 27,533
Provision for (recovery of) credit losses 1,341 1,212 1,071 2,553 2,072
Insurance service expenses 1,417 1,507 1,248 2,924 2,614
Non-interest expenses 8,139 8,070 8,401 16,209 16,431
Income before income taxes and share

of net income from
investment in Schwab 12,040 3,260 3,099 15,300 6,416
Provision for (recovery of) income taxes 985 698 729 1,683 1,363
Share of net income from investment in

Schwab
74 231 194 305 335
Net income – reported 11,129 2,793 2,564 13,922 5,388
Preferred dividends and distributions on other

equity instruments
200 86 190 286 264
Net income attributable to common shareholders $ 10,929 $ 2,707 $ 2,374 $ 13,636 $ 5,124

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 11
The following table provides a reconciliation between

the Bank’s adjusted and reported results.

For further details refer to the “Significant

Events”, “How We
Performed”, or “How Our Businesses Performed”

sections.
TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation

of Adjusted to Reported Net Income
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2025 2025 2024 2025 2024
Operating results – adjusted
Net interest income 1,2 $ 8,208 $ 7,920 $ 7,529 $ 16,128 $ 15,074
Non-interest income 3 6,930 7,110 6,354 14,040 12,580
Total revenue 15,138 15,030 13,883 30,168 27,654
Provision for (recovery of) credit losses 1,341 1,212 1,071 2,553 2,072
Insurance service expenses 1,417 1,507 1,248 2,924 2,614
Non-interest expenses 4 7,908 7,983 7,084 15,891 14,209
Income before income taxes and share of net income from
investment in Schwab 4,472 4,328 4,480 8,800 8,759
Provision for (recovery of) income taxes 929 962 920 1,891 1,792
Share of net income from investment in Schwab 5 83 257 229 340 459
Net income – adjusted 3,626 3,623 3,789 7,249 7,426
Preferred dividends and distributions on other equity instruments 200 86 190 286 264
Net income available to common shareholders –

adjusted
3,426 3,537 3,599 6,963 7,162
Pre-tax adjustments for items of note
Amortization of acquired intangibles 6 (43) (61) (72) (104) (166)
Acquisition and integration charges related to the Schwab

transaction
4,5 – – (21) – (53)
Share of restructuring and other charges from investment

in Schwab
5 – – – – (49)
Restructuring charges 4 (163) – (165) (163) (456)
Acquisition and integration-related charges 4 (34) (52) (102) (86) (219)
Impact from the terminated FHN acquisition-related capital

hedging strategy
1 (47) (54) (64) (101) (121)
Gain on sale of Schwab shares 3 8,975 – – 8,975 –
U.S. balance sheet restructuring 2,3 (1,129) (927) – (2,056) –
Civil matter provision 4 – – (274) – (274)
FDIC special assessment 4 – – (103) – (514)
Global resolution of the investigations into the Bank’s

U.S. BSA/AML program
4 – – (615) – (615)
Less: Impact of income taxes
Amortization of acquired intangibles (8) (9) (10) (17) (25)
Acquisition and integration charges related to the Schwab

transaction
– – (5) – (11)
Restructuring charges (41) – (43) (41) (121)
Acquisition and integration-related charges (8) (11) (22) (19) (46)
Impact from the terminated FHN acquisition-related capital

hedging strategy
(12) (13) (16) (25) (30)
Gain on sale of Schwab shares 407 – – 407 –
U.S. balance sheet restructuring (282) (231) – (513) –
Civil matter provision – – (69) – (69)
FDIC special assessment – – (26) – (127)
Total adjustments for items

of note
7,503 (830) (1,225) 6,673 (2,038)
Net income available to common shareholders – reported $ 10,929 $ 2,707 $ 2,374 $ 13,636 $ 5,124
1

After the termination of the merger agreement between the Bank and FHN on May 4, 2023, the residual impact of the strategy is reversed through net interest income – Q2 2025: ($47) million,

Q1 2025: ($54) million,
2025 YTD: ($101) million, Q2 2024: ($64) million, 2024 YTD: ($121) million, reported in the Corporate segment.
2

Adjusted net interest income excludes the following item of note:
i.

U.S. balance sheet restructuring – Q2 2025: $36 million, 2025 YTD: $36 million, reported in the U.S.

Retail segment.
3

Adjusted non-interest income excludes the following items of note:
i.

The Bank sold common shares of Schwab and recognized a gain on the sale – Q2 2025: $8,975 million, 2025 YTD: $8,975 million, reported in the Corporate segment; and
ii.

U.S. balance sheet restructuring – Q2 2025: $1,093 million, Q1 2025: $927 million, 2025 YTD: $2,020 million, reported in the U.S. Retail segment.
4
Adjusted non-interest expenses exclude the following items of note:
i.

Amortization of acquired intangibles – Q2 2025: $34 million, Q1 2025: $35 million, 2025 YTD: $69 million,

Q2 2024: $42 million, 2024 YTD: $105 million, reported in the Corporate segment;
ii.

The Bank’s own acquisition and integration charges related to the Schwab transaction – Q2 2024: $16 million, 2024 YTD: $39 million, reported in the Corporate segment;
iii.

Restructuring charges – Q2 2025: $163 million, 2025 YTD: $163 million, compared with Q2 2024: $165 million, 2024

YTD: $456 million under a previous program, reported in the Corporate segment;

iv.

Acquisition and integration-related charges – Q2 2025: $34 million, Q1 2025: $52 million, 2025 YTD:

$86 million, Q2 2024: $102 million, 2024 YTD: $219 million, reported in the Wholesale Banking segment;
v.

Civil matter provision – Q2 2024: $274 million, 2024 YTD: $274 million, reported in the Corporate segment;
vi.

FDIC special assessment – Q2 2024: $103 million, 2024 YTD: $514 million, reported in the U.S. Retail segment; and
vii.

Charges for the global resolution of the investigations into the Bank’s U.S. BSA/AML program – Q2 2024:

$615 million, 2024 YTD: $615 million, reported in the U.S. Retail segment.
5
Adjusted share of net income from investment in Schwab excludes the following items of note on an after-tax basis. The earnings impact of these items is reported in the Corporate segment:
i.

Amortization of Schwab-related acquired intangibles – Q2 2025: $9 million, Q1 2025: $26 million, 2025 YTD:

$35 million, Q2 2024: $30 million, 2024 YTD: $61 million;
ii.

The Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade – Q2 2024: $5 million, 2024 YTD: $14 million;
iii.

The Bank’s share of restructuring charges incurred by Schwab – 2024 YTD: $27 million; and
iv.

The Bank’s share of the FDIC special assessment charge incurred by Schwab – 2024 YTD: $22 million.
6

Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the share
of net income from investment in Schwab, reported in the Corporate segment. Refer to footnotes 4 and

5 for amounts.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 12
TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE
1
(Canadian dollars) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2025 2025 2024 2025 2024
Basic earnings (loss) per share – reported $ 6.28 $ 1.55 $ 1.35 $ 7.81 $ 2.90
Adjustments for items of note (4.31) 0.47 0.69 (3.82) 1.15
Basic earnings per share – adjusted $ 1.97 $ 2.02 $ 2.04 $ 3.99 $ 4.05
Diluted earnings (loss) per share – reported $ 6.27 $ 1.55 $ 1.35 $ 7.81 $ 2.89
Adjustments for items of note (4.30) 0.47 0.69 (3.82) 1.15
Diluted earnings per share – adjusted $ 1.97 $ 2.02 $ 2.04 $ 3.99 $ 4.04
1

EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.
TABLE 5: AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2025 2025 2024 2025 2024
Schwab 1 $ 9 $ 26 $ 30 $ 35 $ 61
Wholesale Banking related intangibles 20 21 27 41 69
Other 6 5 5 11 11
Included as items of note 35 52 62 87 141
Software and asset servicing rights 124 119 104 243 200
Amortization of intangibles, net of income

taxes
$ 159 $ 171 $ 166 $ 330 $ 341
1

Included in Share of net income from investment in Schwab.
Return on Common Equity
The consolidated Bank ROE is calculated

as reported net income available to common

shareholders as a percentage of average

common equity. The
consolidated Bank adjusted ROE is calculated

as adjusted net income available to

common shareholders as a percentage of average

common equity. Adjusted
ROE is a non-GAAP financial ratio and

can be utilized in assessing the Bank’s use of equity.
ROE for the business segments is calculated

as the segment net income attributable

to common shareholders as a percentage of average

allocated capital. The
Bank’s methodology for allocating capital to its

business segments is largely aligned

with the common equity capital requirements

under Basel III. Capital allocated
to the business segments was 11.5% CET1 Capital effective fiscal 2024.

TABLE 6: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2025 2025 2024 2025 2024
Average common equity $ 114,585 $ 106,133 $ 101,137 $ 110,708 $ 100,573
Net income (loss) attributable to common

shareholders – reported
10,929 2,707 2,374 13,636 5,124
Items of note, net of income taxes (7,503) 830 1,225 (6,673) 2,038
Net income available to common shareholders

– adjusted
$ 3,426 $ 3,537 $ 3,599 $ 6,963 $ 7,162
Return on common equity – reported 39.1% 10.1% 9.5% 24.8% 10.2%
Return on common equity – adjusted 12.3 13.2 14.5 12.7 14.3
Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles

on the investments in Schwab and
other acquired intangible assets, net of related

deferred tax liabilities. ROTCE is calculated

as reported net income available to common

shareholders after
adjusting for the after-tax amortization of

acquired intangibles, which are treated as an

item of note, as a percentage of average

TCE. Adjusted ROTCE is
calculated using reported net income available

to common shareholders, adjusted for all

items of note, as a percentage of average

TCE. TCE, ROTCE, and
adjusted ROTCE can be utilized in assessing

the Bank’s use of equity. TCE is a non-GAAP financial measure,

and ROTCE and adjusted ROTCE are

non-GAAP
ratios.

TABLE 7: RETURN ON TANGIBLE COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2025 2025 2024 2025 2024
Average common equity $ 114,585 $ 106,133 $ 101,137 $ 110,708 $ 100,573
Average goodwill 19,302 19,205 18,380 19,207 18,322
Average imputed goodwill and intangibles on
investments in Schwab 1,304 5,116 6,051 2,924 6,062
Average other acquired intangibles 1 450 482 574 456 595
Average related deferred tax liabilities (236) (237) (228) (236) (230)
Average tangible common equity 93,765 81,567 76,360 88,357 75,824
Net income attributable to common
shareholders – reported 10,929 2,707 2,374 13,636 5,124
Amortization of acquired intangibles, net of income

taxes
35 52 62 87 141
Net income attributable to common shareholders
adjusted for amortization of acquired intangibles,
net of income taxes 10,964 2,759 2,436 13,723 5,265
Other items of note, net of income taxes (7,538) 778 1,163 (6,760) 1,897
Net income available to common shareholders

– adjusted
$ 3,426 $ 3,537 $ 3,599 $ 6,963 $ 7,162
Return on tangible common equity 48.0% 13.4% 13.0% 31.3% 13.9%
Return on tangible common equity – adjusted 15.0 17.2 19.2 15.9 18.9

Excludes intangibles relating to software and asset servicing rights.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 13
IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS
The following table reflects the estimated impact

of foreign currency translation on key

U.S. Retail segment income statement items.

The impact is calculated as
the difference in translated earnings using the average

U.S. to Canadian dollars exchange rates in the

periods noted.

TABLE 8: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT
TRANSLATED EARNINGS
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30, 2025 vs. April 30, 2025 vs.
April 30, 2024 April 30, 2024
Increase (Decrease) Increase (Decrease)
U.S. Retail Bank
Total revenue – reported $ 118 $ 251
Total revenue – adjusted 1 169 347
Non-interest expenses – reported 106 220
Non-interest expenses – adjusted 1 106 220
Net income – reported, after tax 2 9
Net income – adjusted, after tax 1 40 81
Share of net income from investment in

Schwab
2 5 11
U.S. Retail segment net income – reported,

after tax
7 20
U.S. Retail segment net income – adjusted,

after tax
1 45 92
Earnings (loss) per share (Canadian dollars)
Basic – reported $ – $ 0.01
Basic – adjusted 1 0.03 0.05
Diluted – reported – 0.01
Diluted – adjusted 1 0.03 0.05
Average foreign exchange rate (equivalent of CAD $1.00) For the three months ended For the six months ended
April 30 April 30 April 30 April 30
2025 2024 2025 2024
U.S. dollar $ 0.703 $ 0.737 $ 0.704 $ 0.738
FINANCIAL RESULTS

OVERVIEW
Performance Summary
Outlined below is an overview of the Bank’s performance

for the second quarter of 2025. Shareholder

performance indicators help guide and

benchmark the
Bank’s accomplishments. For the purposes of

this analysis, the Bank utilizes adjusted earnings,

which excludes items of note from the reported

results that are
prepared in accordance with IFRS. Reported

and adjusted results and items of note are

explained in “Non-GAAP and Other Financial

Measures” in the “How We
Performed” section of this document.
●

Adjusted diluted EPS for the six months ended

April 30, 2025, decreased 1% from

the same period last year.
●

Adjusted ROTCE for the six months

ended April 30, 2025, was 15.9%.
●

For the twelve months ended April 30, 2025,

the total shareholder return was 13.6%

compared to the Canadian peer
6 average of 24.8%.
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

Share of net income from investment in Schwab and the foreign exchange impact are reported with a one-month lag.
Net Income
Quarterly comparison – Q2 2025 vs. Q2 2024
Reported net income for the quarter was $11,129 million, an increase of $8,565 million compared with the second

quarter last year, primarily reflecting the net gain
from sale of Schwab shares in the Corporate

segment, higher revenues, and the impact of

the charges for the global resolution of the investigations

into the Bank’s
U.S. BSA/AML program in the prior year in

U.S. Retail, partially offset by the impact of balance

sheet restructuring activities in U.S. Retail,

higher non-interest
expenses, including higher governance and

control investments,

and higher PCL. On an adjusted basis,

net income for the quarter was $3,626

million, a decrease
of $163 million, or 4%, compared with

the second quarter last year.
By segment, the increase in reported net income

reflects increases in the Corporate segment

of $8,879 million, in Wealth Management and

Insurance of
$86 million, and in Wholesale Banking of $58

million, partially offset by decreases in U.S. Retail

of $387 million, and in Canadian Personal

and Commercial
Banking of $71 million.
Quarterly comparison – Q2 2025 vs. Q1 2025

Reported net income for the quarter increased

$8,336 million compared with the prior quarter, primarily reflecting the net gain from sale of Schwab shares in

the
Corporate segment, partially offset by the higher impact

of balance sheet restructuring activities in

U.S. Retail, and restructuring charges. Adjusted

net income for
the quarter was relatively flat compared

with the prior quarter.
By segment, the increase in reported net income

reflects increases in the Corporate segment

of $8,574 million, in Wholesale Banking of

$120 million, and in
Wealth Management and Insurance of $27 million, partially

offset by decreases in U.S. Retail of $222

million, and in Canadian Personal and

Commercial Banking
of $163 million.
Year-to-date comparison – Q2 2025 vs. Q2 2024
Reported net income of $13,922 million, increased

$8,534 million compared with the same period

last year. The increase reflects the net gain from sale

of Schwab
shares in the Corporate segment, higher revenues,

and the impact of the charges for the

global resolution of the investigations into

the Bank’s U.S. BSA/AML
program and FDIC special assessment charge

in the same period last year in U.S.

Retail, partially offset by the impact of balance

sheet restructuring activities in
U.S. Retail, higher non-interest expenses, including

higher governance and control investments,

and higher PCL. Adjusted net income

was $7,249 million, a
decrease of $177 million, or 2%.
By segment, the increase in reported net income

reflects increases in the Corporate segment

of $9,111 million, in Wealth Management and Insurance of
$211 million, and in Wholesale Banking of $152 million, partially offset by decreases in U.S. Retail of $915 million, and

in Canadian Personal and Commercial
Banking of $25 million.
6

Canadian peers include Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and

The Bank of Nova Scotia.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 14
Net Interest Income
Quarterly comparison – Q2 2025 vs. Q2 2024
Reported net interest income for the quarter

was $8,125 million, an increase of $660

million, or 9%, compared with the second

quarter last year, primarily reflecting
higher revenue from treasury and balance

sheet activities, volume growth in Canadian

Personal and Commercial Banking, and the impact

of U.S. balance sheet
restructuring activities and higher deposit

margins in U.S. Retail. On an adjusted basis,

net interest income was $8,208 million, an

increase of $679 million, or 9%.
By segment, the increase in reported net interest

income reflects increases in the Corporate

segment of $338 million, in Canadian Personal

and Commercial
Banking of $211 million, in U.S. Retail of

$197 million, and in Wealth Management

and Insurance of $58 million, partially offset

by a decrease in Wholesale
Banking of $144 million.
Quarterly comparison – Q2 2025 vs. Q1 2025

Reported net interest income for the quarter

increased $259 million, or 3%, compared with

the prior quarter, primarily reflecting higher

revenue from treasury and
balance sheet activities, and the impact of balance

sheet restructuring activities in the current

quarter in U.S. Retail, partially offset by the impact

of fewer days in
the quarter. On an adjusted basis, net interest income increased

$288 million, or 4%.
By segment, the increase in reported net interest

income reflects increases in the Corporate

segment of $252 million, in Wholesale Banking

of $152 million,
partially offset by decreases in Canadian

Personal and Commercial Banking of $112

million, in U.S. Retail of $26 million, and

in Wealth Management and
Insurance of $7 million.
Year-to-date comparison – Q2 2025 vs. Q2 2024
Reported net interest income was $15,991 million,

an increase of $1,038 million, or 7%,

compared with the same period last year, primarily

reflecting volume
growth in Canadian Personal and Commercial

Banking, higher revenue from treasury

and balance sheet activities, and the impact

of U.S. balance sheet
restructuring activities and higher deposit

margins in U.S. Retail. On an adjusted basis,

net interest income was $16,128 million,

an increase of $1,054 million, or
7%.
By segment, the increase in reported net interest

income reflects increases in Canadian

Personal and Commercial Banking of $513

million, in the Corporate
segment of $470 million, in U.S. Retail of

$362 million, and in Wealth Management

and Insurance of $142 million, partially offset

by a decrease in Wholesale
Banking of $449 million.
Non-Interest Income
Quarterly comparison – Q2 2025 vs. Q2 2024
Reported non-interest income for the quarter

was $14,812 million, an increase of $8,458

million compared with the second quarter last

year, primarily reflecting the
net gain from sale of Schwab shares in the

Corporate segment, higher trading-related

revenue, and underwriting fees, including

those associated with the sale of
Schwab shares in Wholesale Banking, and higher

insurance premiums, fee-based revenue,

and transaction revenue in Wealth Management

and Insurance,
partially offset by the impact of balance sheet restructuring activities in U.S. Retail.

On an adjusted basis, non-interest income

was $6,930 million, an increase of
$576 million, or 9%.
By segment, the increase in reported non-interest

income reflects increases in the Corporate

segment of $8,904 million, increases in

Wholesale Banking of
$333 million, and in Wealth Management and

Insurance of $331 million, partially offset by decreases

in U.S. Retail of $1,051 million, in Canadian

Personal and
Commercial Banking of $59 million.
Quarterly comparison – Q2 2025 vs. Q1 2025
Non-interest income for the quarter increased

$8,629 million compared with the prior quarter,

primarily reflecting the net gain from sale

of Schwab shares in the
Corporate segment, partially offset by the impact

of balance sheet restructuring activities

in U.S. Retail, and lower trading-related

revenue in Wholesale Banking.
On an adjusted basis, non-interest income

decreased $180 million, or 3%.
By segment, the increase in non-interest income

reflects an increase in the Corporate segment

of $8,949 million, partially offset by decreases

in U.S. Retail of
$163 million, in Wealth Management and

Insurance of $88 million, in Canadian Personal

and Commercial Banking of $46 million, and

in Wholesale Banking of
$23 million.
Year-to-date comparison – Q2 2025 vs. Q2 2024
Reported non-interest income was $20,995

million, an increase of $8,415 million, or 67%,

compared with the same period last year, primarily reflecting the net gain
from sale of Schwab shares in the Corporate

segment, higher insurance premiums, fee-based

revenue commensurate with market growth,

and transaction
revenue in Wealth Management and Insurance, and

higher trading-related revenue, and underwriting

fees, including those associated with the

sale of Schwab
shares in Wholesale Banking, partially offset by

the impact of balance sheet restructuring activities

in U.S. Retail. Adjusted non-interest income

was
$14,040 million, an increase of $1,460 million, or

12%.
By segment, the increase in reported non-interest

income reflects increases in the Corporate

segment of $8,880 million, in Wholesale Banking

of $858 million, in
Wealth Management and Insurance of $710 million, partially

offset by decreases in U.S. Retail of $1,937

million, and in Canadian Personal and Commercial
Banking of $96 million.
Provision for Credit Losses
Quarterly comparison – Q2 2025 vs. Q2 2024
PCL for the quarter was $1,341 million, an increase

of $270 million compared with the

second quarter last year. PCL – impaired was $946 million,

an increase of
$76 million, or 9%, largely reflecting credit

migration in the Wholesale and Canadian

consumer lending portfolios.

PCL – performing was $395 million,

an increase
of $194 million compared to the second quarter

last year. The performing provisions this quarter largely

reflect credit impacts from policy and

trade uncertainty,
including overlays and an update to the

macroeconomic forecasts, partially offset by lower

volume in the U.S. consumer lending portfolio.

Total PCL for the quarter
as an annualized percentage of credit volume

was 0.58%.

By segment, PCL was higher by $155

million in Canadian Personal and Commercial

Banking, by $68 million in Wholesale Banking,

by $62 million in
U.S. Retail, and lower by $15 million in

the Corporate segment.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 15
Quarterly comparison – Q2 2025 vs. Q1 2025

PCL for the quarter was $1,341 million, an increase

of $129 million compared with the prior

quarter. PCL – impaired was $946 million, a decrease of

$270 million,
or 22%, recorded across the Canadian and

U.S. consumer and commercial lending portfolios,

including seasonal trends in the U.S.

credit card and auto portfolios,
and a prior quarter adoption impact of a

model update in the U.S. credit card portfolio.

PCL – performing was a build of $395

million, compared with a recovery of
$4 million in the prior quarter.

The performing provisions this quarter largely

reflect credit impacts from policy and

trade uncertainty, including overlays and an
update to the macroeconomic forecasts, partially

offset by lower volume in the U.S. consumer

lending portfolio.
Total PCL for the quarter as an annualized
percentage of credit volume was 0.58%.

By segment, PCL was higher by $101

million in Canadian Personal and Commercial

Banking, by $51 million in Wholesale Banking,

and lower by $14 million in
the Corporate segment and $9 million in

U.S. Retail.
While results may vary by quarter, there are

many potential scenarios that may impact

the economic trajectory and credit performance,

some of which could
drive PCL results beyond the Bank’s

previously disclosed estimated PCL

range of 45 to 55 bps for fiscal 2025
7
.
Year-to-date comparison – Q2 2025 vs. Q2 2024
PCL was $2,553 million, an increase

of $481 million compared with the same period

last year. PCL – impaired was

$2,162 million, an increase of $358 million,
largely reflecting credit migration across the

lending portfolios and the adoption impact

of a model update in the U.S. credit

card portfolio.

PCL – performing was
$391 million, an increase of $123 million compared

with the same period last year.

The current year performing provisions largely

reflect credit impacts from policy
and trade uncertainty, including overlays and

an update to the macroeconomic forecasts,

partially offset by lower volume in the U.S.

consumer portfolio, and the
adoption impact of a model update in

the U.S. credit card portfolio.

Total PCL as an annualized

percentage of credit volume was 0.54%.
By segment, PCL was higher in Canadian

Personal and Commercial Banking by $253

million, in Wholesale Banking by $130

million, in U.S. Retail by
$128 million, and lower in the Corporate segment

by $30 million.
TABLE 9: PROVISION FOR CREDIT LOSSES 1
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2025 2025 2024 2025 2024
Provision for (recovery of) credit losses

– Stage 3 (impaired)
Canadian Personal and Commercial

Banking
$ 428 $ 459 $ 397 $ 887 $ 761
U.S. Retail 309 529 311 838 688
Wealth Management and Insurance – – – – –
Wholesale Banking 61 33 (1) 94 4
Corporate 2 148 195 163 343 351
Total provision for (recovery of) credit losses – Stage 3 946 1,216 870 2,162 1,804
Provision for (recovery of) credit losses

– Stage 1
and Stage 2 (performing)
Canadian Personal and Commercial

Banking
194 62 70 256 129
U.S. Retail 133 (78) 69 55 77
Wealth Management and Insurance – – – – –
Wholesale Banking 62 39 56 101 61
Corporate 2 6 (27) 6 (21) 1
Total provision for (recovery of) credit losses – Stage 1
and Stage 2 395 (4) 201 391 268
Total provision for (recovery of) credit losses $ 1,341 $ 1,212 $ 1,071 $ 2,553 $ 2,072
1

Includes PCL for off-balance sheet instruments.
2

Includes PCL on the retailer program partners’ share of the U.S. strategic cards portfolio.
Insurance Service Expenses

Quarterly comparison – Q2 2025 vs. Q2 2024
Insurance service expenses for the quarter

were $1,417 million, an increase of $169

million, or 14%, compared with the second quarter

last year, primarily
reflecting increased claims severity.
Quarterly comparison – Q2 2025 vs. Q1 2025
Insurance service expenses for the quarter

decreased $90 million, or 6%, compared

with the prior quarter, primarily driven by favourable claims experience related
to seasonality.
Year-to-date comparison – Q2 2025 vs. Q2 2024
Insurance service expenses were $2,924 million,

an increase of $310 million, or 12%,

compared with the same period last year, reflecting business growth,
increased claims severity and higher occurrences

of catastrophe claims.
Non-Interest Expenses and Efficiency

Ratio
Quarterly comparison – Q2 2025 vs. Q2 2024
Reported non-interest expenses were $8,139

million, decreased $262 million, or 3%,

compared with the second quarter last

year, primarily reflecting the prior year
impact of the charges for the global resolution

of the investigations into the Bank’s U.S. BSA/AML

program in U.S. Retail, and the prior

year impact of a civil matter
provision in Corporate, partially offset by higher

governance and control investments, including

costs for U.S. BSA/AML remediation, higher

spend supporting
business growth initiatives from technology

costs and employee-related expenses, and the

impact of foreign exchange translation.

On an adjusted basis, non-
interest expenses were $7,908 million, an

increase of $824 million, or 12%. The Bank

expects fiscal 2025 adjusted expense growth,

assuming fiscal 2024 levels of
variable compensation, foreign exchange translation,

and U.S. strategic cards portfolio impact,

to be at the upper end of the previously communicated

5% to 7%
range, reflecting investments in governance

and control and investments supporting business

growth, net of expected productivity and

restructuring savings
8 .
7

The Bank’s estimated PCL range is based on forward-looking assumptions that have inherent risks and uncertainties. Results may vary depending on actual economic or credit conditions and performance, such as the level of unemployment, interest rates, economic growth or contraction, and borrower or industry specific credit factors and conditions, inclusive of policy and trade uncertainty.

The Bank’s PCL estimate is subject to risks and uncertainties including those set out in the

“Risk Factors and Management” section of this document.
8

The Bank’s expectations regarding expense growth are based on the Bank’s assumptions regarding certain factors, including risk

and control investments, employee-related expenses,
foreign exchange impact, gross-up of the retailer program partners’ share of PCL for the Bank’s U.S. strategic card portfolio (“SCP Impact”), and productivity and restructuring savings. In particular in estimating its expense growth expectations, the Bank has assumed that the following three factors on the Bank’s fiscal 2025 adjusted expenses will be the same as the
Bank’s fiscal 2024 adjusted expenses: (i) variable compensation commensurate with higher revenue,

(ii) foreign exchange translation, and (iii) SCP Impact. For reference, in the second

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 16
By segment, the decrease in reported non-interest

expenses reflect decreases in U.S. Retail

of $356 million, and in the Corporate

segment of $136 million,
partially offset by increases in Wealth Management

and Insurance of $104 million, in Canadian

Personal and Commercial Banking of

$95 million, and in Wholesale
Banking of $31 million.
The Bank’s reported efficiency ratio was 35.5%, compared

to 60.8% in the second quarter last year. The Bank’s adjusted efficiency ratio, net of ISE was 57.6%,
compared with 56.1%

in the second quarter last year.
Quarterly comparison – Q2 2025 vs. Q1 2025
Reported non-interest expenses increased

$69 million, or 1%, compared with the prior

quarter, primarily reflecting restructuring charges, and higher governance
and control investments, including costs

for U.S. BSA/AML remediation, partially offset by

lower employee-related expenses including

variable compensation.
Adjusted non-interest expenses decreased

$75 million, or 1%.
By segment, the increase in reported non-interest

expenses reflect an increase in the

Corporate segment of $261 million, partially offset

by decreases in
Wholesale Banking of $74 million, in

Wealth Management and Insurance of $42 million,

in U.S. Retail of $42 million, and in Canadian

Personal and Commercial
Banking of $34 million.
The Bank’s reported efficiency ratio was 35.5%, compared

with 57.4% in the prior quarter. The Bank’s adjusted efficiency ratio, net of ISE was 57.6%,
compared with 59.0% in the prior quarter.
Year-to-date comparison – Q2 2025 vs. Q2 2024
Reported non-interest expenses of $16,209

million decreased $222 million, or 1%, compared

with the same period last year, primarily reflecting the impact of the
charges for the global resolution of the investigations

into the Bank’s U.S. BSA/AML program and

FDIC special assessment charge in the

same period last year in
U.S. Retail, and higher restructuring charges

in the same period last year in Corporate,

partially offset by higher governance and control

investments, including
costs for U.S. BSA/AML remediation, the impact

of foreign exchange translation, and higher

spend supporting business growth initiatives

from technology costs
and employee-related expenses. On an adjusted basis,

non-interest expenses were $15,891 million,

an increase of $1,682 million, or 12%.
By segment, the decrease in reported non-interest

expenses reflects decreases in U.S. Retail

of $435 million and in the Corporate

segment of $280 million,
partially offset by increases in Wealth Management and

Insurance of $230 million, in Canadian Personal

and Commercial Banking of $197 million,

and in
Wholesale Banking of $66 million.
The Bank’s reported efficiency ratio was 43.8%, compared

with 59.7% in the same period last year. The Bank’s adjusted efficiency ratio, net of ISE was 58.3%,
compared with 56.7% in the same period last

year.
Income Taxes

The Bank’s effective income tax rate on a reported

basis was 8.2% for the current quarter, compared with 23.5%

in the second quarter last year and 21.4%

in the
prior quarter. The year-over-year decrease primarily reflects the tax impact of the sale of Schwab

shares and the non-deductible provision for

the Bank’s AML
program in the prior year. The quarter-over-quarter decrease primarily reflects the tax impact of

the sale of Schwab shares.
To allow for an after-tax calculation of adjusted income, the adjusted provision for income taxes is calculated by adjusting

the taxes for each item of note using
the statutory income tax rate of the applicable

legal entity. The adjusted effective income tax rate is calculated as the adjusted provision for income taxes as

a
percentage of adjusted net income before

taxes. The Bank’s adjusted effective income tax rate

was 20.8% for the current quarter, compared with 20.5% in

the
second quarter last year and 22.2% in

the prior quarter. The year-over-year increase primarily reflects taxes associated with Pillar Two legislation and the impact
of changes in earnings mix, partially offset by

a tax related adjustment in the current quarter. The quarter-over-quarter decrease primarily reflects the impact

of
changes in earnings mix and a tax related adjustment

in the current quarter.
TABLE 10: INCOME TAXES – Reconciliation of Reported to Adjusted Provision for

Income Taxes
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2025 2025 2024 2025 2024
Income taxes at Canadian statutory income

tax rate

$ 3,347 27.8% $ 906 27.8% $ 861 27.8% $ 4,253 27.8% $ 1,780 27.8%
Increase (decrease) resulting from:
Dividends received (4) – (3) (0.1) (3) (0.1) (7) – (11) (0.2)
Rate differentials on international operations 1 (2,303) (19.1) (199) (6.1) (124) (4.0) (2,502) (16.4) (395) (6.2)
Other (55) (0.5) (6) (0.2) (5) (0.2) (61) (0.4) (11) (0.2)
Provision for income taxes and effective
income tax rate – reported $ 985 8.2% $ 698 21.4% $ 729 23.5% $ 1,683 11.0% $ 1,363 21.2%
Total adjustments for items of note (56) 264 191 208 429
Provision for income taxes and effective
income tax rate – adjusted $ 929 20.8% $ 962 22.2% $ 920 20.5% $ 1,891 21.5% $ 1,792 20.5%
1

These amounts reflect tax credits as well as international earnings mix.
International Tax Reform – Pillar Two Global Minimum Tax
On December 20, 2021, the Organisation

for Economic Co-operation and Development

(OECD) published Pillar Two model rules as part of its

efforts toward
international tax reform. The Pillar Two model rules provide for the implementation of a 15% global

minimum tax for large multinational enterprises,

which is to be
applied on a jurisdiction-by-jurisdiction

basis. Pillar Two legislation was enacted in Canada on

June 20, 2024 under Bill C-69, which includes

the
Global Minimum
Tax Act

addressing the Pillar Two model rules. Similar legislation

has passed in other jurisdictions in

which the Bank operates and will result in additional

taxes
being paid in these countries. The rules

were effective and implemented by the Bank on

November 1, 2024. The IASB previously issued

amendments to IAS 12
Income Taxes

for a temporary mandatory exception from

the recognition and disclosure of deferred

taxes related to the implementation of Pillar

Two model rules,
which the Bank has applied. For the three and

six months ended April 30, 2025, the Bank’s effective

tax rate increased by approximately 0.2%

and 0.3%,
respectively, due to Pillar Two taxes (for the three months ended January 31,

2025 – 0.5%).
quarter of 2025, variable compensation, foreign exchange translation, and the SCP impact, in the aggregate, accounted for approximately one-fourth of the year-over-year 12% increase
in adjusted non-interest expenses. The Bank’s assumptions are subject to inherent uncertainties and may vary based on factors both within and outside the Bank’s control, including the accuracy of the Bank’s employee compensation and benefit expense forecasts, impact of business performance on variable compensation, inflation, the pace of productivity initiatives across the organization, and unexpected expenses such as legal matters. Refer to the “Risk Factors That May Affect

Future Results” section of this document for additional information about risks and uncertainties that may impact the Bank’s estimates.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 17
ECONOMIC SUMMARY AND OUTLOOK

The global economic outlook has weakened

in the wake of the historically elevated import

tariffs levied by the United States on its trading partners

around the
world. The future path of tariff policy is highly uncertain

and financial market volatility has risen.

At the same time, inflation expectations have

increased as the U.S.
tariffs – and retaliatory measures – are expected

to raise prices and complicate global

supply chains. This puts global central banks

in the challenging position of
gauging whether any resulting inflationary

pressures are one-time or prove persistent.

TD Economics still expects future interest

rate reductions, but uncertainty on
the outlook has increased.

After growing at a healthy 2.8% annualized

pace in calendar 2024, the U.S. economy recorded

a small contraction in the first quarter of

calendar 2025.
Economic growth was held back by a surge in

goods imports, as businesses rushed

to stockpile ahead of tariffs. American households and

businesses rushed to
buy big-ticket items such as cars and equipment

before tariffs either lead to increased prices

or made certain goods more difficult to obtain.

This boosted growth in
the domestic economy to a 3% annualized

pace in the first quarter of calendar 2025.

These trends are likely to reverse in the second

calendar quarter, putting the
U.S. economy on track to record a modest

improvement in economic growth even

as momentum in the domestic economy

slows. TD Economics expects that U.S.
tariffs will be partially rolled back over the second

half of 2025 as trade deals are reached

between the U.S. and many other countries.

As a result of heightened
uncertainty and tariffs, TD Economics has

substantially downgraded its forecast for

U.S. economic growth in calendar 2025,

followed by only a modest recovery
next calendar year.
Based on April 2025 data, the U.S. job market

has remained resilient so far this

year. The unemployment rate has held largely steady at around

4.2%. The U.S.
economy had been on track for a “soft landing”

only a few months ago, where inflation

pressures were expected to gradually

drift lower. The rise in tariffs has
raised uncertainty on whether a soft landing

is still likely, and the Federal Reserve has kept interest rates unchanged as it assesses the impact of the

tariffs on the
economy.
TD Economics expects that by July 2025,

the U.S. central bank will have sufficient clarity around

the economic outlook to resume monetary

easing, with the
federal funds rate expected to be lowered

to 3.50-3.75% by the end of calendar 2025

– a level still on the restrictive side.
Canada’s economic outlook for 2025 has softened

due to the impact of U.S. tariffs. Canada’s economy had

expanded at a solid pace in calendar

2024, boosted
by strong population gains and lower interest

rates. U.S tariffs on Canada have not been

as severe as initially threatened, however, the effect of elevated uncertainty about tariff policy has resulted in a deterioration in business confidence about the future,

which is expected to dampen business investment

and weigh
on Canada’s economy for some time. TD Economics

expects Canada’s economy to slip into a

shallow recession beginning in the second

quarter of calendar 2025,
before likely gaining some modest traction by

year end. This soft backdrop is expected

to lift the unemployment rate from 6.9% in

April to 7.2% by (calendar) year
end. TD Economics also expects population

growth to slow sharply over the next

few years as immigration policy changes

restrict inflows.
The Canadian central bank lowered its overnight

rate further to 2.75% in March 2025, before

pausing to assess the impact of U.S. tariffs on

the economic
outlook. TD Economics expects the Bank of

Canada to continue trimming interest rates, reaching

2.25% by the third quarter of calendar 2025.

Concerns about the
U.S. economic outlook and larger U.S. government

deficits have weakened the U.S. dollar, lifting the

Canadian dollar. TD Economics expects the Canadian dollar
will trade in the 72 to 73 U.S. cent range over

the next few quarters, although that is likely

to be influenced by the path of U.S. trade policy.
HOW OUR BUSINESSES PERFORMED
For management reporting purposes, the Bank’s business

operations and activities are organized around

the following four key business segments:

Canadian
Personal and Commercial Banking, U.S.

Retail, Wealth Management and Insurance, and

Wholesale Banking. The Bank’s other activities

are grouped into the
Corporate segment.
Results of each business segment reflect revenue,

expenses, assets, and liabilities generated

by the businesses in that segment. Where

applicable,

the Bank
measures and evaluates the performance of

each segment based on adjusted results

and ROE, and for those segments,

the Bank indicates that the measure is
adjusted. For further details, refer to the “How

We Performed”

section of this document, the “Business

Focus”

section in the Bank’s 2024 MD&A, and Note

28 of
the Bank’s Annual Consolidated Financial

Statements for the year ended October 31,

2024.

Effective the first quarter of 2025, certain

U.S. governance and control
investments, including costs for U.S. BSA/AML

remediation, previously reported

in the Corporate segment are now reported

in the U.S. Retail segment.
Comparative amounts have been reclassified

to conform with the presentation adopted

in the current period.
PCL related to performing (Stage 1 and Stage

2) and impaired (Stage 3) financial assets, loan

commitments, and financial guarantees is recorded

within the
respective segment.

Net interest income within Wholesale Banking

is calculated on a taxable equivalent basis

(TEB), which means that the value of non-taxable

or tax-exempt
income, including certain dividends, is adjusted

to its equivalent pre-tax value. Using

TEB allows the Bank to measure income from

all securities and loans
consistently and makes for a more meaningful

comparison of net interest income with similar

institutions. The TEB increase to net interest income

and provision for
income taxes reflected in Wholesale Banking

results is reversed in the Corporate segment.

The TEB adjustment for the quarter was $13

million, compared with
$15 million in the prior quarter and $4 million in

the second quarter last year.
On February 12, 2025, the Bank sold its entire

remaining equity investment in Schwab.

Prior to the sale, the Bank accounted

for its investment in Schwab using
the equity method and the share of net income

from investment in Schwab was reported in

the U.S. Retail segment. Amounts for amortization

of acquired
intangibles,

the acquisition and integration charges related

to the Schwab transaction, and the Bank’s share

of restructuring and other charges incurred

by Schwab
are recorded in the Corporate segment.

Refer to “Significant Events”

for further details.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 18
TABLE 11: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2025 2025 2024 2025 2024
Net interest income $ 4,023 $ 4,135 $ 3,812 $ 8,158 $ 7,645
Non-interest income 968 1,014 1,027 1,982 2,078
Total revenue 4,991 5,149 4,839 10,140 9,723
Provision for (recovery of) credit losses –

impaired
428 459 397 887 761
Provision for (recovery of) credit losses –

performing
194 62 70 256 129
Total provision for (recovery of) credit losses 622 521 467 1,143 890
Non-interest expenses 2,052 2,086 1,957 4,138 3,941
Provision for (recovery of) income taxes 649 711 676 1,360 1,368
Net income $ 1,668 $ 1,831 $ 1,739 $ 3,499 $ 3,524
Selected volumes and ratios
Return on common equity 1 28.9% 31.4% 32.9% 30.2% 33.8%
Net interest margin (including on securitized

assets)
2 2.82 2.81 2.84 2.82 2.84
Efficiency ratio 41.1 40.5 40.4 40.8 40.5
Number of Canadian retail branches 1,059 1,063 1,062 1,059 1,062
Average number of full-time equivalent staff 27,371 27,422 29,053 27,397 29,163
1

Capital allocated to the business segment was 11.5% CET1 Capital.
2

Net interest margin is calculated by dividing net interest income by average interest-earning assets. Average interest-earning assets used in the calculation of net interest margin is a non-
GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed”

section and the Glossary of this document for additional information about these metrics.
Quarterly comparison – Q2 2025 vs. Q2 2024
Canadian Personal and Commercial

Banking net income for the quarter was

$1,668 million, a decrease of $71 million, or

4%, compared with the second quarter
last year, primarily reflecting higher PCL and non-interest expenses,

partially offset by higher revenue. The annualized

ROE for the quarter was 28.9%, compared
with 32.9%, in the second quarter last year.

Revenue for the quarter was $4,991

million, an increase of $152

million, or 3%, compared with the second quarter

last year. Net interest income was
$4,023 million, an increase of $211 million, or 6%, primarily reflecting volume growth. Average loan volumes increased

$21 billion, or 4%, reflecting 3% growth in
personal loans and 6% growth in business

loans. Average deposit volumes increased $25

billion, or 5%, reflecting 4% growth in personal

deposits and 8% growth
in business deposits. Net interest margin

was 2.82%, a decrease of 2 bps, primarily

due to changes to balance sheet mix reflecting

the transition of Bankers’
Acceptances (BAs) to Canadian Overnight

Repo Rate Average (CORRA)-based loans. Non-interest

income was $968 million, a decrease

of $59 million, or 6%,
compared with the second quarter last

year, primarily reflecting lower fees due to the transition of

BAs to CORRA-based loans in the prior

year, the impact of
which is offset in net interest income.
PCL for the quarter was $622 million, an increase

of $155 million compared with the second

quarter last year. PCL – impaired was $428

million, an increase of
$31 million, or 8%, largely reflecting credit

migration in the consumer lending portfolios.

PCL – performing was $194 million, an increase

of $124

million compared
to the prior year. The performing provisions this quarter largely reflect credit impacts from policy and

trade uncertainty, including overlays and an update to our
macroeconomic forecasts. Total PCL as an annualized percentage of credit volume was 0.44%, an increase of 10 bps

compared with the second quarter last year.

Non-interest expenses for the quarter were $2,052

million, an increase of $95 million, or

5%, compared with the second quarter

last year, primarily reflecting
higher technology spend and other operating

expenses.

The efficiency ratio for the quarter was 41.1%,

compared with 40.4% in the second quarter

last year.
Quarterly comparison – Q2 2025 vs. Q1 2025
Canadian Personal and Commercial

Banking net income for the quarter was

$1,668 million, a decrease of $163

million, or 9%, compared with the prior quarter,
primarily reflecting lower revenue and higher

PCL, partially offset by lower non-interest

expenses. The annualized ROE for the quarter

was 28.9%, compared with
31.4% in the prior quarter.
Revenue decreased $158

million, or 3%, compared with the prior quarter. Net interest income decreased $112 million, or 3%, reflecting fewer days

in the
second quarter, partially offset by volume growth. Average loan volumes increased $2 billion,

relatively flat compared with the prior

quarter. Average deposit
volumes increased $1 billion, relatively

flat compared with the prior quarter.

Net interest margin was 2.82%, an increase

of 1 basis point, primarily due to higher
margins on loans. As we look forward to the

third quarter,

while many factors can impact margins,

we again expect net interest margin to be relatively

stable
9 . Non-
interest income decreased $46 million,

or 5% compared with the prior quarter, reflecting lower

fee revenue.
PCL for the quarter was $622 million, an increase

of $101 million compared with the prior

quarter. PCL – impaired was $428

million, a decrease of $31 million,
or 7%, recorded across the consumer and

commercial lending portfolios. PCL – performing

was $194 million, an increase of $132

million. The performing
provisions this quarter largely reflect credit

impacts from policy and trade uncertainty, including overlays and an update to our macroeconomic forecasts.

Total PCL
as an annualized percentage of credit volume

was 0.44%, an increase of 9 bps compared

with the prior quarter.
Non-interest expenses decreased $34 million,

or 2% compared with the prior quarter, primarily reflecting

fewer days in the second quarter, the impact of TD
Share Compensation Initiative from the prior

quarter,

and lower other operating expenses.
The efficiency ratio was 41.1%, compared with 40.5%

in the prior quarter.
Year-to-date comparison – Q2 2025 vs. Q2 2024
Canadian Personal and Commercial

Banking net income for the six months ended

April 30, 2025, was $3,499 million, a decrease

of $25 million, or 1%, compared
with the same period last year, reflecting higher PCL and non-interest expenses, partially offset by higher revenue.

The annualized ROE for the period was 30.2%,
compared with 33.8%, in the same period

last year.

Revenue for the period was $10,140 million,

an increase of $417 million, or 4%, compared

with the same period last year. Net interest income was
$8,158 million, an increase of $513 million, or

7%, compared with the same period last

year, primarily reflecting volume growth. Average loan volumes increased
$23 billion, or 4%, reflecting 4% growth in

personal loans and 6% growth in business

loans. Average deposit volumes increased $25 billion,

or 5%, reflecting 4%
growth in personal deposits and 8% growth in

business deposits. Net interest margin

was 2.82%, a decrease of 2 bps, primarily due

to changes to balance sheet
mix reflecting the transition of BAs to CORRA-based

loans. Non-interest income was $1,982

million, a decrease of $96

million, or 5%, reflecting lower fees due

to
the transition of BAs to CORRA-based loans in

the prior year, the impact of which is offset in net interest income,

partially offset by higher fee revenue.

9
The Bank’s Q3 2025 net interest margin expectations for the segment are based on the Bank’s assumptions regarding factors such as Bank of Canada rate actions, competitive market dynamics, and deposit reinvestment rates and maturity profiles, and are subject to inherent risks and uncertainties, including those set out in the “Risk Factors That May Affect Future Results” section of the Bank’s
2024 MD&A and the second quarter 2025 MD&A.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 19
PCL was $1,143 million, an increase of $253

million compared with the same period last

year. PCL – impaired was $887 million, an increase of $126

million, or
17%, largely reflecting credit migration in

the consumer lending portfolios. PCL – performing

was $256 million, an increase of $127 million

compared with the same
period last year. The current year performing provisions largely reflect credit impacts from policy and

trade uncertainty, including overlays and an update to our
macroeconomic forecasts, and volume growth.

Total PCL as an annualized percentage of credit volume was 0.39%, an increase of 7 bps compared with the same
period last year.
Non-interest expenses were $4,138 million,

an increase of $197

million, or 5%, compared with the same period

last year, reflecting higher technology spend
and other operating expenses.
The efficiency ratio was 40.8%, compared with 40.5%,

for the same period last year.
U.S. Retail
Update on U.S. Balance Sheet Restructuring

Activities
The Bank continued to focus on executing

the balance sheet restructuring activities

disclosed in the 2024 MD&A to help ensure

the Bank can continue to support
customers’ financial needs in the U.S. while

not exceeding the limitation on the

combined total assets of TD Bank, N.A. and

TD Bank USA, N.A. (the “U.S. Bank”).
As previously disclosed, the Bank expects

to reposition its U.S. investment portfolio by

selling up to US$50 billion of lower yielding investment

securities and
reinvesting the proceeds into a similar composition

of assets but yielding higher rates.

During the second quarter of fiscal 2025, the

Bank sold approximately
US$3.1 billion of bonds which resulted in a

loss of US$199 million pre-tax. In the

aggregate, since the announcement of

the U.S. balance sheet restructuring
activities on October 10, 2024, through April

30, 2025, the Bank sold approximately

US$19 billion of bonds from its U.S. investment

portfolio for an aggregate loss
of US$1.1 billion pre-tax. Between May

1, 2025, through May 21, 2025, the Bank

sold an additional US$4.3 billion of bonds,

resulting in a loss of US$178 million
pre-tax. The Bank expects to complete its

investment portfolio repositioning no later

than the first half of calendar 2025 and expects

the net interest income benefit
from these sales to be at the upper end of

the previously disclosed range of US$300

million to US$500 million pre-tax in fiscal

2025
10
.
In addition, the Bank continues to target reducing

the U.S. Bank’s assets by approximately 10%

from the asset level as of September 30, 2024,

largely by selling
or winding down certain non-scalable or non-core

U.S. loan portfolios that do not align

with the U.S. Retail segment’s focused strategy

or have lower returns on
investment such as the correspondent lending,

residential jumbo mortgage, export

and import lending, and commercial

auto dealer portfolios. This reduction in
assets combined with natural balance sheet

run-off, is expected to be largely complete by

the end of fiscal 2025 and reduce net interest

income in the U.S. Retail
segment by approximately US$200 million

to US$225 million pre-tax in fiscal 2025
11
.
This quarter, the Bank completed the sale of US$8.6 billion

of certain U.S. residential mortgage loans (the

“correspondent loans”), which resulted

in the recognition
of a pre-tax loss including transaction

costs of US$564 million; net interest income

was US$25 million lower as a result of the related

hedge rebalance before
close. In addition to the correspondent loan

sale, loans were further reduced by US$2

billion, reflecting run-off and sales in the

non-core U.S. loan portfolios. The
Bank used proceeds from the sale of the loans,

investment maturities, and cash on hand,

to pay down US$4 billion of short-term

borrowings. Accordingly, as of
April 30, 2025, the combined total assets of the

U.S. Bank were US$399 billion. Between

May 1, 2025, through May 21, 2025, the Bank

paid down an additional
US$7 billion of bank borrowings from loan

sales, investment maturities and normalized

cash levels.
As of March 31, 2025, the combined total assets

of the U.S. Bank, as measured in accordance

with the OCC Consent Order which utilizes

the average of spot
balances of December 31, 2024, and

March 31, 2025, was US$405 billion.
In the aggregate, total losses associated

with the Bank’s U.S. balance sheet restructuring

activities from October 10, 2024,

through April 30, 2025, are
US$1,666 million pre-tax and US$1,250

million after-tax. In total, the Bank’s collective

balance sheet restructuring actions are

expected to result in a loss up to
US$1.5 billion after-tax, and impact capital

as executed
10
,11
.
In addition to the asset reductions identified on

October 10, 2024, the Bank made the strategic

decision to gradually wind-down the approximately

US$3 billion
point of sale financing business which

services third-party retailers, as part of

the Bank’s efforts to reduce non-scalable and niche portfolios that do not fit the
Bank’s focused strategy.
10

The amount of bonds that the Bank sells and the timing of such sales, are subject to market conditions and other factors. Accordingly, the expected loss incurred as well as the expected amount of net interest income benefit, are subject to risk and uncertainties and are based on assumptions regarding the timing of when such bonds are sold, the interest rates at the time of sale as well as other market factors and conditions which are not entirely within the Bank’s control.
11

The Bank’s estimates regarding net interest income impacts are based on assumptions regarding the timing of when such assets are sold or wound down. The Bank’s ability to successfully dispose of the assets is subject to inherent risks and uncertainty and there is no guarantee that the

Bank will be able to sell the assets in the timeline outlined or achieve the purchase price which it currently expects. The ability to sell the assets will depend on market factors and conditions and any sale will likely be subject to customary closing terms and
conditions which could involve regulatory approvals which are not entirely within the Bank’s control.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 20
TABLE 12: U.S. RETAIL
(millions of dollars, except as noted) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
Canadian Dollars 2025 2025 2024 2025 2024
Net interest income – reported $

3,038
$

3,064
$

2,841
$

6,102
$

5,740
Net interest income – adjusted
1,2

3,074

3,064

2,841

6,138

5,740
Non-interest income (loss) – reported (445) (282)

606
(727)

1,210
Non-interest income – adjusted 1,3

648

645

606

1,293

1,210
Total revenue – reported

2,593

2,782

3,447

5,375

6,950
Total revenue – adjusted
1,2,3

3,722

3,709

3,447

7,431

6,950
Provision for (recovery of) credit losses –

impaired

309

529

311

838

688
Provision for (recovery of) credit losses –

performing

133
(78)

69

55

77
Total provision for (recovery of) credit losses

442

451

380

893

765
Non-interest expenses – reported

2,338

2,380

2,694

4,718

5,153
Non-interest expenses – adjusted 1,4

2,338

2,380

1,976

4,718

4,024
Provision for (recovery of) income taxes – reported (229) (192)

49
(421)

32
Provision for (recovery of) income taxes – adjusted 1

53

39

75

92

159
U.S. Retail Bank net income – reported

42

143

324

185

1,000
U.S. Retail Bank net income – adjusted 1

889

839

1,016

1,728

2,002
Share of net income from investment in

Schwab
5,6

78

199

183

277

377
Net income – reported $

120
$

342
$

507
$

462
$

1,377
Net income – adjusted
1

967

1,038

1,199

2,005

2,379
U.S. Dollars
Net interest income – reported $

2,136
$

2,160
$

2,094
$

4,296
$

4,235
Net interest income – adjusted
1,2

2,161

2,160

2,094

4,321

4,235
Non-interest income (loss) – reported (306) (198)

446
(504)

892
Non-interest income – adjusted 1,3

457

454

446

911

892
Total revenue – reported

1,830

1,962

2,540

3,792

5,127
Total revenue – adjusted
1,2,3

2,618

2,614

2,540

5,232

5,127
Provision for (recovery of) credit losses –

impaired

216

371

229

587

508
Provision for (recovery of) credit losses –

performing

95
(53)

51

42

57
Total provision for (recovery of) credit losses

311

318

280

629

565
Non-interest expenses – reported

1,644

1,675

1,980

3,319

3,795
Non-interest expenses – adjusted 1,4

1,644

1,675

1,455

3,319

2,970
Provision for (recovery of) income taxes – reported (160) (136)

37
(296)

25
Provision for (recovery of) income taxes – adjusted 1

37

27

56

64

118
U.S. Retail Bank net income – reported

35

105

243

140

742
U.S. Retail Bank net income – adjusted 1

626

594

749

1,220

1,474
Share of net income from investment in

Schwab
5,6

54

142

136

196

280
Net income – reported $

89
$

247
$

379
$

336
$

1,022
Net income – adjusted
1

680

736

885

1,416

1,754
Selected volumes and ratios
Return on common equity – reported 7

1.1
%

2.9
%

4.7
%

2.1
%

6.4
%
Return on common equity – adjusted 1,7

8.8

8.6

11.0

8.7

11.0
Net interest margin – reported 1,8

3.00

2.86

2.99

2.93

3.01
Net interest margin – adjusted 1,8

3.04

2.86

2.99

2.95

3.01
Efficiency ratio – reported

89.8

85.4

78.0

87.5

74.0
Efficiency ratio – adjusted
1

62.8

64.1

57.3

63.4

57.9
Assets under administration (billions of U.S.

dollars)
9 $

45
$

43
$

40
$

45
$

40
Assets under management (billions of U.S.

dollars)
9

9

9

7

9

7
Number of U.S. retail stores

1,137

1,134

1,167

1,137

1,167
Average number of full-time equivalent staff

28,604

28,276

27,957

28,437

27,971
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

Adjusted net interest income excludes the following item of note:
i.

U.S. balance sheet restructuring (impact of loan hedge rebalancing before the close of the correspondent loan sale) – Q2 2025: $36 million or US$25 million ($26 million or
US$19 million after-tax), 2025 YTD: $36 million or US$25 million ($26 million or US$19 million after-tax).
3

Adjusted non-interest income excludes the following item of note:
i.

U.S. balance sheet restructuring – Q2 2025: $1,093 million or US$763 million ($821 million or US$572 million after

-tax), Q1 2025:

$927 million or US$652 million ($696 million or
US$489 million after-tax), 2025 YTD: $2,020

million or US$1,415 million ($1,517 million or US$1,061 million after-tax).
4

Adjusted non-interest expenses exclude the following items of note:
i.

FDIC special assessment – Q2 2024: $103 million or US$75 million ($77 million or US$56 million after

-tax), 2024 YTD: $514 million or US$375 million ($387 million or
US$282 million after-tax); and
ii.

Charges for the global resolution of the investigations into the Bank’s U.S. BSA/AML program –

Q2 2024: $615 million or US$450 million (before and after-tax),

2024 YTD:
$615 million or US$450 million (before and after-tax).
5
The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to

Note 7 of the Bank’s second quarter 2025

Interim Consolidated Financial Statements for further details.
6
The after-tax amounts for amortization of acquired intangibles, the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade, the Bank’s share of Schwab’s restructuring charges,

and the Bank’s share of Schwab’s FDIC special assessment charge are recorded in the Corporate segment.

7
Capital allocated to the business segment was 11.5% CET1

Capital.
8
Net interest margin is calculated by dividing U.S. Retail segment’s net interest income by average interest-earning assets excluding the impact related to sweep deposits arrangements and the impact of intercompany deposits and cash collateral, which management believes better reflects segment performance.

In addition, the value of tax-exempt interest income is
adjusted to its equivalent before-tax value. For investment securities, the adjustment to fair value is included in the calculation of average interest-earning assets. Net interest income and average interest-earning assets used in the calculation are non-GAAP financial measures.

Management believes this calculation better reflects segment performance.
9 For additional information about this metric, refer to the Glossary of this document.
Quarterly comparison – Q2 2025 vs. Q2 2024
U.S. Retail reported net income for the quarter

was $120 million (US$89 million), a decrease

of $387 million (US$290 million), or 76%

(77% in U.S. dollars),
compared with the second quarter last

year. On an adjusted basis, net income for the quarter

was $967 million (US$680 million), a decrease

of $232

million
(US$205 million), or 19% (23%

in U.S. dollars). The reported and adjusted

annualized ROE for the quarter were 1.1%

and 8.8%, respectively, compared with 4.7%
and 11.0%, respectively, in the second quarter last year.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 21
U.S. Retail net income includes contributions

from the U.S. Retail Bank and the Bank’s investment

in Schwab. Reported net income for the

quarter from the
Bank’s investment in Schwab was $78 million (US$54

million), a decrease of $105 million (US$82

million), or 57% (60% in U.S. dollars),

compared with the second
quarter last year.

U.S. Retail Bank reported net income

was $42 million (US$35 million), a decrease

of $282

million (US$208 million), or 87% (86% in

U.S. dollars), compared
with the second quarter last year, primarily reflecting the impact of U.S. balance sheet restructuring

activities, higher governance and control investments,

including
costs for U.S. BSA/AML remediation,

and higher PCL, partially offset by the impact of

the charges for the global resolution of the investigations

into the Bank’s
U.S. BSA/AML program, and FDIC special

assessment charge, in the second quarter

last year. U.S. Retail Bank adjusted net income was $889

million
(US$626 million), a decrease of $127

million (US$123 million), or 13% (16% in

U.S. dollars), compared with the second quarter

last year, reflecting higher
governance and control investments, including

costs for U.S. BSA/AML remediation, and

higher PCL, partially offset by higher revenue.
Reported revenue for the quarter was US$1,830

million, a decrease of US$710 million, or 28%,

compared with the second quarter last

year. On an adjusted
basis, revenue for the quarter was US$2,618

million, an increase of US$78 million, or 3%.

Reported net interest income of US$2,136

million, increased
US$42 million, or 2%, and adjusted net interest

income of US$2,161 million, increased US$67

million, or 3%, driven by the impact of U.S. balance

sheet
restructuring activities and higher deposit

margins, partially offset by the adjustment related

to certain deferred product acquisition

costs (the “deferred cost
adjustment”). Reported net interest

margin of 3.00% increased 1 basis point,

and adjusted net interest margin of 3.04%

increased 5 bps, due to the impact of U.S.
balance sheet restructuring activities and higher

deposit margins, partially offset by maintaining

elevated liquidity levels (which negatively impacted

net interest
margin by 8 bps) and the deferred cost adjustment.

Reported non-interest loss was US$306

million, a decrease of US$752 million,

compared with the second
quarter last year, reflecting the impact of U.S. balance sheet restructuring activities, partially offset by higher

fee income. On an adjusted basis, non-interest
income of US$457 million increased US$11 million, or 2%, compared with the second quarter last year, reflecting higher fee income.
Average loan volumes decreased US$6 billion,

or 3%, compared with the second quarter

last year. Personal loans decreased 2% and business

loans
decreased 4%, reflecting U.S. balance sheet

restructuring activities. Excluding the impact

of the loan portfolios identified for sale

or run-off under our U.S. balance
sheet restructuring program, average loan

volumes increased US$3 billion, or 2%
12,13
. Average deposit volumes decreased US$7 billion, or

2%, reflecting a 7%
decrease in sweep deposits and a 4% decrease

in business deposits, partially offset by a 3% increase

in personal deposits.

Assets under administration (AUA) were

US$45 billion as of April 30, 2025, an increase

of US$5 billion, or 13%, compared

with the second quarter last year,
reflecting net asset growth. Assets under

management (AUM) were US$9 billion as

of April 30, 2025, an increase of US$2 billion,

or 29%, compared with the
second quarter last year.
PCL for the quarter was US$311 million, an increase of US$31 million compared with the second quarter

last year. PCL – impaired was US$216 million, a
decrease of US$13 million, or 6%, largely recorded

in the consumer lending portfolios. PCL

– performing was US$95 million, an increase

of US$44 million
compared to the prior year. The performing provisions this quarter largely reflect credit impacts from policy

and trade uncertainty, including overlays and an update
to our macroeconomic forecasts, partially

offset by lower volume. U.S. Retail PCL including

only the Bank’s share of PCL in the U.S. strategic

cards portfolio, as an
annualized percentage of credit volume

was 0.70%, an increase of 10 bps compared

with the second quarter last year.
Effective the first quarter of 2025, U.S. Retail segment

non-interest expenses include certain U.S.

governance and control investments, including

costs for U.S.
BSA/AML remediation which were previously

reported in the Corporate segment.

Comparative amounts have been reclassified

to conform with the presentation
adopted in the current period.

Reported non-interest expenses for the quarter

were US$1,644 million, a decrease of US$336

million, or 17%, compared to the
second quarter last year, reflecting the impact of charges for the global resolution of the investigations

into the Bank’s U.S. BSA/AML program, and

the FDIC
special assessment charge, in the second

quarter last year, partially offset by higher governance and control investments including costs of US$110 million for
U.S. BSA/AML remediation,

and higher employee-related expenses, in

the current quarter. Our governance and control investments

in this quarter were higher
compared to the second quarter last year as

remediation efforts progressed over this period.

On an adjusted basis, non-interest expenses

increased US$189
million, or 13%, reflecting higher governance

and control investments, including

costs for U.S. BSA/AML remediation, and

higher employee-related expenses.
The reported and adjusted efficiency ratios for

the quarter were 89.8% and 62.8%, respectively, compared with 78.0%

and 57.3%, respectively, in the second
quarter last year.
Quarterly comparison – Q2 2025 vs. Q1 2025
U.S. Retail reported net income was $120

million (US$89 million), a decrease of $222

million (US$158 million), or 65% (64% in

U.S. dollars), compared with the
prior quarter. On an adjusted basis, net income for the

quarter was $967 million (US$680 million),

a decrease of $71 million (US$56 million),

or 7% (8% in U.S.
dollars). The reported and adjusted annualized

ROE for the quarter were 1.1% and 8.8%,

respectively, compared with 2.9% and 8.6%, respectively, in the prior quarter.

The contribution from Schwab of $78

million (US$54 million) decreased $121 million

(US$88 million), or 61% (62% in U.S.

dollars), compared with the prior
quarter.
U.S. Retail Bank reported net income

was $42 million (US$35 million), a decrease

of $101

million (US$70 million), or 71% (67% in U.S.

dollars) compared with
the prior quarter, primarily reflecting the impact of U.S. balance sheet restructuring activities and higher PCL,

partially offset by the impact of fewer days in

the
current quarter. U.S. Retail Bank adjusted net income was $889 million (US$626 million), an increase of $50

million (US$32 million), or 6% (5% in U.S.

dollars),
compared to the prior quarter, primarily reflecting lower expenses,

lower PCL, and higher non-interest income.
Reported revenue was US$1,830 million,

a decrease of US$132

million, or 7%, compared with the prior quarter. On an adjusted basis, revenue was
US$2,618 million, an increase of US$4

million, relatively flat, compared with the

prior quarter. Reported net interest income of US$2,136

million decreased
US$24 million, or 1%, driven by the deferred

cost adjustment,

and fewer days in the quarter, partially offset by the impact of

U.S. balance sheet restructuring
activities. On an adjusted basis, net interest

income was US$2,161 million, relatively flat

compared with the prior quarter, as the impact of U.S. balance sheet
restructuring activities was offset by the deferred

cost adjustment,

and fewer days in the quarter.

Reported net interest margin of 3.00% increased

14 bps, and
adjusted net interest margin of 3.04% increased

18 bps, compared with the prior quarter, due to impact of

U.S. balance sheet restructuring activities,

normalization
of elevated liquidity levels (which positively impacted

net interest margin by 11 bps), and higher deposit margins, partially offset by the deferred cost adjustment.
Net interest margin in the third quarter is expected

to deliver substantial expansion, reflecting

the benefits from ongoing U.S. balance

sheet restructuring activities
and further normalization of elevated liquidity

levels
14
. Reported non-interest loss was US$306

million, compared with reported non-interest

loss of US$198 million
12

Loan portfolios identified for sale or run-off include the point of sale finance business which services third party retailers,

correspondent lending, residential jumbo mortgage, export and import lending, commercial auto dealer portfolio, and other non-core portfolios. Q2 2025 average loan volumes:

US$187 billion (Q1 2025: US$193

billion; 2025 YTD: US$190 billion;
Q2 2024: US$193

billion; 2024 YTD: US$192 billion). Q2 2025 average loan volumes of loan portfolios identified for sale or run-off: US$31 billion (Q1 2025: US$37 billion; 2025 YTD:
US$34 billion; Q2 2024: US$40 billion; 2024 YTD: US$40 billion). Q2 2025 average loan volumes excluding loan portfolios identified for sale or run-off: US$156 billion (Q1 2025:
US$156 billion; 2025 YTD: US$156 billion; Q2 2024: US$153

billion; 2024 YTD: US$152

billion).
13

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures”

in the “How We Performed” section of this
document.
14

The Bank’s Q3 2025 net interest margin expectations for the segment are based on the Bank’s assumptions regarding interest rates, deposit reinvestment rates, average asset levels, execution of planned restructuring opportunities, and other variables, and are subject to inherent risks and uncertainties,

including those set out in the “Risk Factors That May Affect
Future Results” section of this document.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 22
in the prior quarter, reflecting the impact of U.S. balance

sheet restructuring activities, partially offset by

higher fee revenue. On an adjusted basis,

non-interest
income of US$457 million increased US$3

million, or 1%, compared with the prior

quarter, reflecting higher fee revenue.
Average loan volumes decreased US$6 billion,

or 3%, compared with the prior quarter, reflecting a 5% decrease in personal loans and a 2% decrease in
business loans. Excluding the impact of the

loan portfolios identified for sale or run-off under

our U.S. balance sheet restructuring program,

average loan volumes
were flat
12
,13
. Average deposit volumes were relatively flat

compared with the prior quarter, reflecting a 2% decrease

in business deposits and a 1% decrease

in
sweep deposits,

partially offset by a 1% increase in personal

deposits.
AUA were US$45 billion as of April 30,

2025, an increase of US$2 billion, or 5%,

compared with the prior quarter. AUM were US$9 billion, flat compared with
the prior quarter.
PCL for the quarter was US$311 million, a decrease of US$7

million compared with the prior quarter. PCL – impaired was

US$216 million, a decrease of
US$155 million, or 42%, recorded across

the consumer and commercial lending portfolios,

including seasonal trends in the credit card and

auto portfolios, and a
prior quarter adoption impact of a model

update in the credit card portfolio. PCL –

performing was a build of US$95

million, compared with a recovery of
US$53 million in the prior quarter. The performing provisions this quarter largely reflect credit impacts

from policy and trade uncertainty, including overlays and an update to our macroeconomic forecasts,

partially offset by lower volume. U.S. Retail PCL

including only the Bank’s share of PCL in

the U.S. strategic cards
portfolio, as an annualized percentage of

credit volume was 0.70%, an increase

of 3 bps compared with the prior quarter.
Non-interest expenses for the quarter were

US$1,644 million, a decrease of US$31 million,

or 2%, compared with the prior quarter, reflecting fewer days in the
quarter and lower operating expenses, partially

offset by higher governance and control investments,

including costs for U.S. BSA/AML remediation.
The reported and adjusted efficiency ratios for

the quarter were 89.8% and 62.8%, respectively, compared with 85.4%

and 64.1%, respectively, in the prior
quarter.
Year-to-date comparison – Q2 2025 vs. Q2 2024
U.S. Retail reported net income for the

six months ended April 30, 2025, was $462

million (US$336 million), a decrease of $915

million (US$686 million), or 66%
(67% in U.S. dollars), compared with the

same period last year. On an adjusted basis, net income

for the period was $2,005 million (US$1,416

million), a decrease
of $374 million (US$338 million), or 16%

(19% in U.S. dollars). The reported and

adjusted annualized ROE for the period

were 2.1% and 8.7%, respectively,
compared with 6.4% and 11.0%, respectively, in the same period last year.
The contribution from Schwab of $277

million (US$196 million), decreased $100 million

(US$84 million), or 27%

(30%

in U.S. dollars).
U.S. Retail Bank reported net income

for the period was $185 million (US$140

million), a decrease of $815 million (US$602

million), or 82% (81% in U.S.
dollars), compared with the same period

last year, reflecting the impact of U.S. balance sheet restructuring activities, higher PCL, and higher non-interest
expenses, partially offset by the impact of the charges

for the global resolution of the investigations

into the Bank’s U.S. BSA/AML program, and

FDIC special
assessment charge, in the same period last

year, and higher revenue. U.S. Retail Bank adjusted net

income was $1,728 million (US$1,220 million),

a decrease of
$274 million (US$254 million), or 14% (17%

in U.S. dollars), primarily reflecting higher

non-interest expenses and higher PCL, partially

offset by higher revenue.
Reported revenue for the period was US$3,792

million, a decrease of US$1,335 million, or

26%, compared with the same period last

year. On an adjusted basis,
revenue for the period was US$5,232 million,

an increase of US$105 million, or 2%,

compared with the same period last year. Reported net interest income of
US$4,296 million increased US$61 million, or

1%, and adjusted net interest income

of US$4,321 million increased US$86

million, or 2%, reflecting the impact of
U.S. balance sheet restructuring activities and

higher deposit margins, partially offset by

the deferred cost adjustment.

Reported net interest margin of 2.93%,
decreased 8 bps, and adjusted net interest

margin of 2.95% decreased 6 bps, due to

maintaining elevated liquidity levels (which

negatively impacted net interest
margin by 13 bps) and the deferred cost adjustment,

partially offset by the impact of U.S. balance

sheet restructuring activities, and higher deposit

margins.
Reported non-interest loss of US$504

million decreased US$1,396 million, primarily reflecting

the impact of U.S. balance sheet restructuring

activities, partially
offset by higher fee revenue. On an adjusted

basis, non-interest income of US$911 million increased US$19 million, or 2%, primarily reflecting higher

fee income.
Average loan volumes for the period decreased $2

billion, or 1%, compared with the same

period last year, reflecting a 3% decrease in business loans,

partially
offset by a 1% increase in personal loans. Excluding

the impact of the loan portfolios identified

for sale or run-off under our U.S. balance

sheet restructuring
program, average loan volumes for the period

increased US$4 billion, or 3%, compared

with the same period last year
12
,13
. Average deposit volumes decreased
US$8 billion, or 3%, reflecting a 9% decrease

in sweep deposits and a 4% decrease in

business deposits,

partially offset by a 3% increase in personal deposits
compared with the same period last year.
PCL was US$629 million, an increase of

US$64 million compared with the same period

last year. PCL – impaired was US$587 million, an increase of
US$79 million, or 16%, largely reflecting

credit migration in the commercial lending portfolio

and the adoption impact of a model update in

the credit card portfolio.
PCL – performing was US$42 million,

a decrease of US$15 million compared

with the same period last year. The current year performing provisions largely reflect
credit impacts from policy and trade uncertainty, including overlays and an update to our macroeconomic forecasts,

partially offset by lower volume and the
adoption impact of a model update in

the credit card portfolio.

U.S. Retail PCL including only the Bank’s

share of PCL in the U.S. strategic cards portfolio,

as an
annualized percentage of credit volume

was 0.68%, an increase of 8 bps, compared

with the same period last year.
Reported non-interest expenses for the period

were US$3,319 million, a decrease of

US$476 million, or 13%, compared with the

same period last year,
reflecting the impact of the charges for the global

resolution of the investigations into the Bank’s

U.S. BSA/AML program, and FDIC special

assessment charge, in
the same period last year, partially offset by higher governance and control investments,

including costs for U.S. BSA/AML remediation,

and higher employee-
related expenses. On an adjusted basis, non-interest

expenses increased US$349 million, or 12%,

reflecting costs related to the Bank’s governance

and control
investments,

including costs for U.S. BSA/AML remediation,

and higher employee-related expenses.
The reported and adjusted efficiency ratios for

the period were 87.5% and 63.4%, respectively, compared

with 74.0% and 57.9%, respectively, for the same
period last year.
THE CHARLES SCHWAB CORPORATION
Refer to Note 7, Investment in Associates

and Joint Ventures of the Bank’s second quarter 2025

Interim Consolidated Financial Statements

for further information
on Schwab.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 23
TABLE 13: WEALTH MANAGEMENT AND INSURANCE
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2025 2025 2024 2025 2024
Net interest income $ 362 $ 369 $ 304 $ 731 $ 589
Non-interest income 3,141 3,229 2,810 6,370 5,660
Total revenue 3,503 3,598 3,114 7,101 6,249
Insurance service expenses 1 1,417 1,507 1,248 2,924 2,614
Non-interest expenses 1,131 1,173 1,027 2,304 2,074
Provision for (recovery of) income taxes 248 238 218 486 385
Net income $ 707 $ 680 $ 621 $ 1,387 $ 1,176
Selected volumes and ratios
Return on common equity 46.8% 42.7% 40.8% 44.7% 39.2%
Return on common equity – Wealth Management 2 57.8 61.9 54.4 59.9 49.4
Return on common equity – Insurance 33.5 21.9 26.9 27.3 28.0
Efficiency ratio 32.3 32.6 33.0 32.4 33.2
Efficiency ratio, net of ISE 3 54.2 56.1 55.0 55.2 57.1
Assets under administration (billions of Canadian

dollars)
4 $ 654 $ 687 $ 596 $ 654 $ 596
Assets under management (billions of Canadian

dollars)
542 556 489 542 489
Average number of full-time equivalent staff 15,077 15,059 15,163 15,068 15,276
1

Includes estimated losses related to catastrophe claims – Q2 2025: $50 million, Q1 2025: nil, Q2 2024: $7 million

,

YTD 2025: $50 million, YTD 2024: $17 million.
2

Capital allocated to the business was 11.5% CET1 Capital.
3

Efficiency ratio, net of ISE is calculated by dividing non-interest expenses by total revenue, net of ISE.

Total revenue, net of ISE

– Q2 2025: $2,086

million, Q1 2025: $2,091 million,
Q2 2024: $1,866 million, YTD 2025: $4,177 million, YTD 2024: $3,635 million. Total revenue, net of ISE is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial
Measures” in the “How We Performed” section and the Glossary of this document for additional information about this metric.
4 Includes
AUA administered by TD Investment Services Inc. which is part of the Canadian Personal and Commercial

Banking segment.
Quarterly comparison – Q2 2025 vs. Q2 2024
Wealth Management and Insurance net income

for the quarter was $707 million, an increase

of $86 million, or 14%, compared with the second

quarter last year,
reflecting Wealth Management net income of

$480 million, an increase of $62 million,

or 15%, compared with the second quarter

last year, and Insurance net
income of $227 million, an increase of $24

million, or 12%, compared with the second

quarter last year. The annualized ROE for the quarter was 46.8%,

compared
with 40.8% in the second quarter last year. Wealth Management annualized ROE for the quarter was 57.8%,

compared with 54.4% in the second quarter last

year,
and Insurance annualized ROE for the quarter

was 33.5% compared with 26.9% in the

second quarter last year.
Revenue for the quarter was $3,503 million, an

increase of $389 million, or 12%,

compared with the second quarter last year. Non-interest income was
$3,141 million, an increase of $331 million, or

12%, reflecting higher insurance

premiums, fee-based revenue, and transaction

revenue. Net interest income was
$362 million, an increase of $58 million, or 19%,

compared with the second quarter last

year, reflecting higher deposit volumes and margins.

AUA were $654 billion as at April 30, 2025, an

increase of $58 billion, or 10%, and

AUM were $542 billion as at April 30, 2025, an

increase of $53 billion, or 11%,
compared with the second quarter last

year, both reflecting market appreciation and net asset growth.

Insurance service expenses for the quarter

were $1,417 million, an increase of $169

million, or 14%, compared with the second quarter

last year, primarily
reflecting increased claims severity.
Non-interest expenses for the quarter were $1,131

million, an increase of $104 million, or

10%, compared with the second quarter last

year, reflecting higher
variable compensation, higher spend supporting

business growth initiatives from technology

spend and employee-related expenses.
The efficiency ratio for the quarter was 32.3%,

compared with 33.0% in the second quarter

last year. The efficiency ratio, net of ISE for the quarter was 54.2%, compared with 55.0% in the second quarter

last year.

Quarterly comparison – Q2 2025 vs. Q1 2025
Wealth Management and Insurance net income

for the quarter was $707 million, an increase

of $27 million, or 4%, compared with the prior

quarter, reflecting
Wealth Management net income of $480 million,

a decrease of $32 million, or 6%, compared

with the prior quarter, and Insurance net income of $227

million, an
increase of $59 million, or 35%, compared

with the prior quarter. The annualized ROE for the quarter

was 46.8%, compared with 42.7% in the prior quarter. Wealth
Management annualized ROE for the quarter

was 57.8%, compared with 61.9% in

the prior quarter, and Insurance annualized ROE for the quarter was 33.5%
compared with 21.9% in the prior quarter.
Revenue decreased $95 million, or 3%, compared

with the prior quarter. Non-interest income decreased $88

million, or 3%, reflecting lower fee-based revenue
and transaction revenue. Net interest income

decreased $7 million, or 2%, reflecting

the effect of fewer days in the second quarter.
AUA decreased $33 billion, or 5%, and AUM

decreased $14 billion, or 3%, compared

with the prior quarter, both reflecting market depreciation and lower net asset
growth.
Insurance service expenses for the quarter

decreased $90 million, or 6%, compared

with the prior quarter, primarily driven by seasonally lower claims.
Non-interest expenses decreased $42 million,

or 4%, compared with the prior quarter, primarily reflecting lower employee-related expenses

and lower variable
compensation.
The efficiency ratio for the quarter was 32.3%,

compared with 32.6% in the prior quarter. The efficiency ratio,

net of ISE for the quarter was 54.2%, compared
with 56.1% in the prior quarter.
Year-to-date comparison – Q2 2025 vs. Q2 2024
Wealth Management and Insurance net income

for the six months ended April 30, 2025, was

$1,387 million, an increase of $211 million, or 18%, compared with the same period last year, reflecting Wealth Management net income of $992 million, an increase of $219

million, or 28%, compared with the same period

last
year, and Insurance net income of $395 million, a decrease

of $8 million, or 2%, compared with the

same period last year. The annualized ROE for the period was
44.7%, compared with 39.2%, in the same

period last year. Wealth Management annualized ROE for the period was 59.9%, compared with 49.4% in the same
period last year, and Insurance annualized ROE for the period was 27.3% compared with 28.0% in the

same period last year.

Revenue for the period was $7,101 million,

an increase of $852 million, or 14%,

compared with same period last year. Non-interest income increased
$710 million, or 13%, reflecting higher insurance

premiums, fee-based revenue commensurate

with market growth, and transaction revenue.

Net interest income
increased $142 million, or 24%, reflecting

higher deposit volumes and margins.
Insurance service expenses were $2,924

million, an increase of $310 million, or 12%,

compared with the same period last year, reflecting business growth,
increased claims severity and higher occurrences

of catastrophe claims.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 24
Non-interest expenses were $2,304 million,

an increase of $230 million, or 11%, compared with the

same period last year, reflecting higher variable
compensation commensurate with higher

revenues, and increased technology

spend to support strategic initiatives.
The efficiency ratio for the period was 32.4%, compared

with 33.2% for the same period last

year. The efficiency ratio, net of ISE for the period was 55.2%, compared with 57.1% in the same period last

year.
TABLE 14: WHOLESALE BANKING 1
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2025 2025 2024 2025 2024
Net interest income (loss) (TEB) $ 45 $ (107) $ 189 $ (62) $ 387
Non-interest income 2,084 2,107 1,751 4,191 3,333
Total revenue 2,129 2,000 1,940 4,129 3,720
Provision for (recovery of) credit losses –

impaired
61 33 (1) 94 4
Provision for (recovery of) credit losses –

performing
62 39 56 101 61
Total provision for (recovery of) credit losses 123 72 55 195 65
Non-interest expenses – reported 1,461 1,535 1,430 2,996 2,930
Non-interest expenses – adjusted 1,2 1,427 1,483 1,328 2,910 2,711
Provision for (recovery of) income taxes

(TEB) – reported
126 94 94 220 159
Provision for (recovery of) income taxes

(TEB) – adjusted
1 134 105 116 239 205
Net income – reported $ 419 $ 299 $ 361 $ 718 $ 566
Net income – adjusted 1 445 340 441 785 739
Selected volumes and ratios
Trading-related revenue (TEB) 3 $ 856 $ 904 $ 693 $ 1,760 $ 1,423
Average gross lending portfolio (billions of Canadian

dollars)
4
103.1 100.9 96.3 102.0 96.3
Return on common equity – reported
5
10.2% 7.3% 9.2% 8.8% 7.3%
Return on common equity – adjusted
1,5
10.9 8.3 11.3 9.6 9.5
Efficiency ratio – reported 68.6 76.8 73.7 72.6 78.8
Efficiency ratio – adjusted
1
67.0 74.2 68.5 70.5 72.9
Average number of full-time equivalent staff 6,970 6,919 7,077 6,944 7,089
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

Adjusted non-interest expenses exclude the acquisition and integration-related charges for the Cowen acquisition

– Q2 2025: $34 million ($26 million after tax), Q1 2025: $52 million
($41 million after tax), 2025 YTD: $86 million ($67 million after tax), Q2 2024: $102 million ($80 million after tax), 2024 YTD: $219 million ($173 million after tax).
3

Includes net interest income (loss) TEB of ($272) million, (Q1 2025: ($404) million, 2025 YTD: ($676)

million, Q2 2024: ($118) million, 2024 YTD:

($172) million), and trading income (loss)
of $1,128 million (Q1 2025: $1,308 million, 2025 YTD: $2,436 million, Q2 2024: $811 million, 2024 YTD: $1,595 million). Trading-related revenue (TEB) is a non-GAAP financial measure.
Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section and the Glossary of this document for additional information about this metric.
4

Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps, and allowance for credit losses.
5

Capital allocated to the business segment was 11.5% CET1 Capital.
Quarterly comparison – Q2 2025 vs. Q2 2024
Wholesale Banking reported net income for

the quarter was $419 million, an increase

of $58 million, or 16%, compared with the

second quarter last year, primarily
reflecting higher revenues, partially offset by higher

PCL, income taxes and non-interest

expenses. On an adjusted basis, net income

was $445 million, an
increase of $4 million, or 1%, compared

with the second quarter last year.
Revenue for the quarter was $2,129 million, an

increase of $189 million, or 10%,

compared with the second quarter last year. Higher revenue

primarily reflects
higher trading-related revenue, and underwriting

fees, including those associated with the

sale of Schwab shares, partially offset by the net

change in fair value of
loan underwriting commitments and the equity

investment portfolio,

and lower advisory fees.
PCL for the quarter was $123 million, an increase

of $68 million compared with the second

quarter last year. PCL – impaired was $61 million, an

increase of
$62 million compared with the prior year, primarily reflecting a small number of impairments across

various industries. PCL – performing was

$62 million, an
increase of $6 million compared with the prior

year. The performing build this quarter reflects credit impacts from policy and trade uncertainty, including overlays
and an update to our macroeconomic forecasts.
Reported non-interest expenses for the quarter

were $1,461 million, an increase of $31

million, or 2%, compared with the second

quarter last year, primarily
reflecting higher technology and front office costs,

and the impact of foreign exchange translation,

partially offset by lower acquisition and integration-related costs
and variable compensation. On an adjusted

basis, non-interest expenses were $1,427

million, an increase of $99 million, or 7%.
Quarterly comparison – Q2 2025 vs. Q1 2025
Wholesale Banking reported net income for

the quarter was $419 million, an increase

of $120 million, or 40%, compared

with the prior quarter, primarily reflecting
higher revenues and lower non-interest expenses,

partially offset by higher PCL. On an adjusted

basis, net income was $445 million, an increase

of $105 million,
or 31%.
Revenue for the quarter increased $129 million,

or 6%, compared with the prior quarter. Higher revenue

primarily reflects higher underwriting fees, including
those associated with the sale of Schwab

shares, partially offset by lower trading-related

revenue.
PCL for the quarter was $123 million, an increase

of $51 million compared with the prior

quarter. PCL – impaired was $61 million, an increase

of $28

million,
primarily reflecting a small number of impairments

across various industries. PCL – performing

was $62 million, an increase of $23 million.

The performing build
this quarter reflects credit impacts from policy

and trade uncertainty, including overlays and an update to our macroeconomic forecasts.
Reported non-interest expenses for the quarter

decreased $74 million, or 5%, compared

with the prior quarter, primarily reflecting lower variable

compensation
and acquisition and integration-related

costs. On an adjusted basis, non-interest expenses

decreased $56 million, or 4%.
Year-to-date comparison – Q2 2025 vs. Q2 2024
Wholesale Banking reported net income for

the six months ended April 30, 2025

was $718 million, an increase of $152

million, or 27%, compared with the same
period last year, reflecting higher revenues, partially offset by higher

PCL, non-interest expenses and income

taxes. On an adjusted basis, net income

was
$785 million, an increase of $46 million, or 6%.
Revenue was $4,129 million, an increase of

$409 million, or 11%, compared with the same period last year. Higher revenue primarily reflects higher trading-
related revenue, and underwriting fees, including

those associated with the sale of Schwab

shares, partially offset by the net change in fair

value of loan
underwriting commitments and the equity

investment portfolio,

and lower advisory fees.

PCL was $195 million, an increase of $130

million compared with the same period last

year. PCL – impaired was $94 million, an increase of $90

million,
primarily reflecting a small number of impairments

across various industries. PCL – performing

was $101 million, an increase of $40 million.

The current year
performing provisions reflect credit impacts

from policy and trade uncertainty, including overlays and an update to our macroeconomic forecasts.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 25
Reported non-interest expenses were $2,996

million, an increase of $66 million, or 2%,

compared with the same period last year, reflecting higher technology and front office costs, and the impact of

foreign exchange translation, partially offset by lower

acquisition and integration-related costs, and

the impact of a
provision related to the U.S. record keeping

and trading regulatory matters recorded in

the same period last year. On an adjusted basis, non-interest expenses
were $2,910

million, an increase of $199 million, or 7%.
TABLE 15: CORPORATE
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2025 2025 2024 2025 2024
Net income (loss) – reported $ 8,215 $ (359) $ (664) $ 7,856 $ (1,255)
Adjustments for items of note
Amortization of acquired intangibles 43 61 72 104 166
Acquisition and integration charges related

to the Schwab transaction
– – 21 – 53
Share of restructuring and other charges

from investment in Schwab
– – – – 49
Restructuring charges 163 – 165 163 456
Impact from the terminated FHN acquisition-related

capital hedging strategy
47 54 64 101 121
Gain on sale of Schwab shares (8,975) – – (8,975) –
Civil matter provision – – 274 – 274
Less: impact of income taxes (346) 22 143 (324) 256
Net income (loss) – adjusted
1
$ (161) $ (266) $ (211) $ (427) $ (392)
Decomposition of items included in net

income (loss) – adjusted
Net corporate expenses 2 $ (431) $ (370) $ (338) $ (801) $ (555)
Other 270 104 127 374 163
Net income (loss) – adjusted
1
$ (161) $ (266) $ (211) $ (427) $ (392)
Selected volumes
Average number of full-time equivalent staff 23,250 22,748 23,270 22,995 23,354
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

For additional information about this metric, refer to the Glossary of this document.
Quarterly comparison – Q2 2025 vs. Q2 2024

Corporate segment’s reported net income for the quarter

was $8,215 million, compared with a reported

net loss of $664 million in the second quarter

last year. The
higher net income primarily reflects the gain

on the Schwab sale transaction,
the prior year impact of a civil matter

provision
and higher revenue from treasury and
balance sheet activities in the current quarter. Net corporate expenses increased $93 million compared

to the second quarter last year, primarily reflecting higher governance and control costs. The adjusted

net loss for the quarter was $161

million, compared with an adjusted net loss

of $211 million in the second quarter last
year.
Quarterly comparison – Q2 2025 vs. Q1 2025

Corporate segment’s reported net income for the quarter

was $8,215 million, compared with a reported

net loss of $359 million in the prior quarter. The higher net income primarily reflects the gain on the Schwab

sale transaction and higher revenue from

treasury and balance sheet activities, partially

offset by restructuring
charges. Net corporate expenses increased

$61 million compared to the prior quarter. The adjusted net

loss for the quarter was $161 million, compared

with an
adjusted net loss of $266 million in the prior

quarter.
Year-to-date comparison – Q2 2025 vs. Q2 2024
Corporate segment’s reported net income for the

six months ended April 30, 2025 was $7,856

million, compared with a reported net loss

of $1,255 million in the
same period last year. The higher net income primarily reflects the gain on the Schwab sale transaction,

higher revenue from treasury and balance sheet

activities
and lower restructuring charges compared

to the previous program in the same period

last year.
Net corporate expenses increased $246

million compared to the
same period last year, primarily reflecting higher governance and control costs. The adjusted net loss

for the six months ended April 30, 2025

was $427 million,
compared with an adjusted net loss of $392

million in the same period last year.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 26
QUARTERLY

RESULTS

The following table provides summary information

related to the Bank’s eight most recently

completed quarters.

TABLE 16: QUARTERLY RESULTS
(millions of Canadian dollars, except as noted) For the three months ended

2025 2024 2023
Apr. 30 Jan. 31 Oct. 31 Jul. 31 Apr. 30 Jan. 31 Oct. 31 Jul. 31
Net interest income $ 8,125 $ 7,866 $ 7,940 $ 7,579 $ 7,465 $ 7,488 $ 7,494 $ 7,289
Non-interest income 14,812 6,183 7,574 6,597 6,354 6,226 5,684 5,625
Total revenue 22,937 14,049 15,514 14,176 13,819 13,714 13,178 12,914
Provision for (recovery of) credit losses 1,341 1,212 1,109 1,072 1,071 1,001 878 766
Insurance service expenses 1,417 1,507 2,364 1,669 1,248 1,366 1,346 1,386
Non-interest expenses 8,139 8,070 8,050 11,012 8,401 8,030 7,628 7,359
Provision for (recovery of) income taxes 985 698 534 794 729 634 616 704
Share of net income from investment in Schwab 74 231 178 190 194 141 156 182
Net income (loss) – reported 11,129 2,793 3,635 (181) 2,564 2,824 2,866 2,881
Pre-tax adjustments for items of note
1
Amortization of acquired intangibles 43 61 60 64 72 94 92 88
Acquisition and integration charges related to the
Schwab transaction – – 35 21 21 32 31 54
Share of restructuring and other charges from
investment in Schwab – – – – – 49 35 –
Restructuring charges 163 – – 110 165 291 363 –
Acquisition and integration-related charges 34 52 82 78 102 117 197 143
Charges related to the terminated FHN acquisition 2 – – – – – – – 84
Payment related to the termination of the

FHN transaction 2 – – – – – – – 306
Impact from the terminated FHN acquisition-related
capital hedging strategy 47 54 59 62 64 57 64 177
Impact of retroactive tax legislation on payment card

clearing services 3 – – – – – – – 57
Gain on sale of Schwab shares (8,975) – (1,022) – – – – –
U.S. balance sheet restructuring 1,129 927 311 – – – – –
Indirect tax matters 2,4 – – 226 – – – – –
Civil matter provision – – – – 274 – – –
FDIC special assessment

– – (72) – 103 411 – –
Global resolution of the investigations into the
Bank’s U.S. BSA/AML program – – 52 3,566 615 – – –
Total pre-tax adjustments

for items of note
1 (7,559) 1,094 (269) 3,901 1,416 1,051 782 909
Less: Impact of income taxes (56) 264 161 74 191 238 163 141
Net income – adjusted 1 3,626 3,623 3,205 3,646 3,789 3,637 3,485 3,649
Preferred dividends and distributions on other
equity instruments 200 86 193 69 190 74 196 74
Net income available to common
shareholders – adjusted 1 $ 3,426 $ 3,537 $ 3,012 $ 3,577 $ 3,599 $ 3,563 $ 3,289 $ 3,575
(Canadian dollars, except as noted)
Basic earnings (loss) per share
Reported

$ 6.28 $ 1.55 $ 1.97 $ (0.14) $ 1.35 $ 1.55 $ 1.48 $ 1.53
Adjusted
1
1.97 2.02 1.72 2.05 2.04 2.01 1.82 1.95
Diluted earnings (loss) per share
Reported

6.27 1.55 1.97 (0.14) 1.35 1.55 1.48 1.53
Adjusted
1
1.97 2.02 1.72 2.05 2.04 2.00 1.82 1.95
Return on common equity – reported 39.1% 10.1% 13.4% (1.0) % 9.5% 10.9% 10.5% 10.8%
Return on common equity – adjusted 1 12.3 13.2 11.7 14.1 14.5 14.1 12.9 13.8
(billions of Canadian dollars, except as noted)

Average total assets $ 2,156 $ 2,063 $ 2,035 $ 1,968 $ 1,938 $ 1,934 $ 1,910 $ 1,898
Average interest-earning assets
5
1,894 1,883 1,835 1,778 1,754 1,729 1,715 1,716
Net interest margin – reported 1.76% 1.66% 1.72% 1.70% 1.73% 1.72% 1.73% 1.69%
Net interest margin – adjusted
1
1.78 1.67 1.74 1.71 1.75 1.74 1.75 1.70
1

For explanations of items of note, refer to the “Significant Events”

and “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the

“How We
Performed” section of this document.
2

Adjusted non-interest expenses exclude the following items of note:
i.

Charges related to the terminated FHN acquisition, reported in the U.S. Retail segment;
ii.

Payment related to the termination of the FHN transaction, reported in the Corporate segment; and
iii.

Indirect tax matters,

reported in the Corporate segment.
3

Adjusted non-interest income excludes the impact of retroactive tax legislation on payment card clearing services,

reported in the Corporate segment.
4

Adjusted net interest income excludes indirect tax matters, reported in the Corporate segment.
5

Average interest-earning assets used in the calculation of net interest margin is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We
Performed” section and the Glossary of this document for additional information about these metrics.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 27
BALANCE SHEET REVIEW

TABLE 17: SELECTED INTERIM CONSOLIDATED BALANCE SHEET ITEMS
(millions of Canadian dollars)
As at

April 30, 2025 October 31, 2024
Assets
Cash and Interest-bearing deposits

with banks
$ 145,245 $ 176,367
Trading loans, securities, and other 195,002 175,770
Non-trading financial assets at fair value through

profit or loss
7,528 5,869
Derivatives 89,210 78,061
Financial assets designated at fair value through

profit or loss
6,508 6,417
Financial assets at fair value through other

comprehensive income
116,902 93,897
Debt securities at amortized cost, net of allowance

for credit losses
254,417 271,615
Securities purchased under reverse repurchase

agreements
216,476 208,217
Loans, net of allowance for loan losses 936,378 949,549
Investment in Schwab – 9,024
Other 96,608 86,965
Total assets $ 2,064,274 $ 2,061,751
Liabilities
Trading deposits $ 28,761 $ 30,412
Derivatives 83,485 68,368
Financial liabilities designated at fair value

through profit or loss
193,925 207,914
Deposits 1,267,748 1,268,680
Obligations related to securities sold

under repurchase agreements
187,402 201,900
Subordinated notes and debentures 10,714 11,473
Other 166,148 157,844
Total liabilities 1,938,183 1,946,591
Total equity 126,091 115,160
Total liabilities and equity $ 2,064,274 $ 2,061,751
Total assets

were $2,064 billion as at April 30, 2025, an increase

of $3 billion from October 31, 2024. The impact

of foreign exchange translation from the
appreciation in the Canadian dollar decreased

total assets by $9 billion.
The increase in total assets reflects an increase

in financial assets at fair value through other

comprehensive income of $23 billion, trading

loans, securities, and
other of $19 billion, derivative assets of $11 billion, other assets of

$10 billion, securities purchased under reverse

repurchase agreements of $8 billion, and non-
trading financial assets at fair value through

profit or loss of $2 billion. The increase

was partially offset by a decrease in cash and interest-bearing deposits with
banks of $31 billion, debt securities at amortized

cost of $17 billion, loans, net of allowances

for loan losses of $13 billion, and Investment

in Schwab of $9 billion.
Cash and interest-bearing deposits with

banks
decreased $31 billion primarily reflecting

cash management activities,

including higher payments on obligations
related to securities sold under repurchase agreements

and advances to Federal Home Loan Bank

(FHLB), and the impact of foreign exchange

translation,
partially offset by proceeds from the sale of Schwab.
Trading loans, securities, and other
increased $19 billion primarily in commodities

held for trading, equity securities, government

securities held for trading, and
securitized mortgages.

Non-trading financial assets at fair

value through profit or loss
increased $2 billion reflecting new investments.
Derivative assets
increased $11 billion primarily reflecting changes in mark-to-market values of foreign exchange and equity contracts,

partially offset by a
decrease in interest rate contracts.
Financial assets at fair value through other

comprehensive income

increased $23 billion reflecting new investments

primarily in government securities,
partially offset by maturities and sales.
Debt securities at amortized cost, net

of allowance for credit losses

decreased $17 billion primarily reflecting

maturities and sales as a result of the U.S.
balance sheet restructuring activities, and

the impact of the foreign exchange translation,

partially offset by new investments.
Securities purchased under reverse repurchase

agreements
increased $8 billion primarily
reflecting an increase in volume, partially offset

by the impact of
foreign exchange translation.
Loans, net of allowance for loan losses

decreased $13 billion primarily reflecting the

sale of U.S. residential mortgage loans (correspondent

lending loans) in
relation to the U.S. balance sheet restructuring

activities, and the impact of foreign exchange

translation.
Investment in Schwab
decreased by $9 billion,

which reflects the sale of the Bank’s entire remaining

equity investment in Schwab.

Other

assets increased $10 billion primarily reflecting

increase in amounts receivable from brokers,

dealers and clients due to higher volumes of

pending trades,
and accounts receivable and other.
Total liabilities

were $1,938 billion as at April 30, 2025,

a decrease of $8 billion from October

31, 2024. The impact of foreign exchange

translation from the
appreciation in the Canadian dollar decreased

total liabilities by $9 billion.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 28
The decrease in total liabilities reflects a decrease

in obligations related to securities sold under

repurchase agreements of $14 billion,

financial liabilities
designated at fair value through profit or loss

of $14 billion, trading deposits of $2 billion, deposits

of $1 billion, and subordinated notes

and debentures of
$1 billion. The decrease was partially offset by an increase in derivative liabilities of $15 billion

and other liabilities of $9 billion.

Trading deposits
decreased $2 billion primarily reflecting

maturities.
Derivative liabilities
increased $15 billion primarily reflecting

changes in mark-to-market values of foreign

exchange and equity contracts, partially

offset by a
decrease in interest rate contracts.
Financial liabilities designated at fair value

through profit or loss

decreased $14 billion reflecting maturities

and the impact of foreign exchange

translation,
partially offset by new issuances.
Deposits
decreased $1 billion primarily reflecting lower

volume in bank deposits and the impact of

foreign exchange translation, partially offset by

volume increase
in personal and business and government deposits.

Obligations related to securities sold

under repurchase agreements
decreased $14 billion primarily reflecting

a decrease in volume and the impact of

foreign
exchange translation.
Subordinated notes and debentures

decreased $1 billion primarily reflecting redemptions,

partially offset by new issuances.
Other

liabilities increased $9 billion primarily

reflecting volume increase in amounts payable

to brokers, dealers, and clients due to higher

volume of pending
trades, and obligations related to securities

sold short, partially offset by a decrease in provision

for investigations related to the Bank’s U.S. BSA/AML

program
due to payments.

Equity
was $126 billion as at April 30, 2025, and increase

of $11 billion from October 31, 2024. The increase primarily reflects an increase in retained earnings
and gains in accumulated other comprehensive

income. The retained earnings increased

as a result of higher income generated

from the sale of investment in
Schwab. The increase in accumulated other

comprehensive income is primarily driven

by gains on cash flow hedges and the

Bank’s share of the other
comprehensive income from investment in Schwab.
CREDIT PORTFOLIO QUALITY

Quarterly comparison – Q2 2025 vs. Q2 2024
Gross impaired loans were $4,866 million

as at April 30, 2025, an increase of $971

million, or 25%, compared with the second

quarter last year. Canadian
Personal and Commercial Banking gross

impaired loans increased $135 million, or

8%, compared with the second quarter

last year, reflecting formations
outpacing resolutions in the consumer lending

portfolios. U.S. Retail gross impaired loans

increased $536 million, or 25%, compared

with the second quarter last
year, reflecting formations outpacing resolutions in the commercial and consumer lending portfolios, and

the impact of foreign exchange. Wholesale gross
impaired loans increased $300 million, compared

with the second quarter last year, reflecting credit migration.

Net impaired loans were $3,238 million as

at
April 30, 2025, an increase of $494 million, or

18%, compared with the second quarter

last year.
The allowance for credit losses of $9,589

million as at April 30, 2025 was comprised

of Stage 3 allowance for impaired loans of

$1,632 million, Stage 2
allowance of $4,892 million and Stage 1 allowance

of $3,060 million, and the allowance for debt

securities of $5 million. The Stage 1 and 2 allowances

are for
performing loans and off-balance sheet instruments.
The Stage 3 allowance for loan losses increased

$470 million, or 40%, reflecting credit

migration in the business and government and

consumer lending
portfolios, and the impact of foreign exchange.

The Stage 1 and Stage 2 allowance for loan

losses increased $567 million, or 8%, reflecting

reserve build related to
elevated uncertainty associated with policy and

trade, credit migration, and the impact of foreign

exchange, partially offset by the prior quarter adoption

impact of a
model update in the U.S. Cards portfolios.

The allowance change included a decrease of

$2 million attributable to the retailer program

partners’ share of the U.S.
strategic cards portfolio.

Forward-looking information, including

macroeconomic variables deemed to be

predictive of expected credit losses (ECLs)

based on the Bank’s experience, is
used to determine ECL scenarios and associated

probability weights to determine the probability-weighted

ECLs. Each quarter, all base forecast macroeconomic
variables are refreshed, resulting in new upside

and downside macroeconomic scenarios.

The probability weightings assigned

to each ECL scenario are also
reviewed each quarter and updated as required,

as part of the Bank’s ECL governance process.

As a result of periodic reviews and quarterly updates,

the
allowance for credit losses may be revised

to reflect updates in loss estimates based on

the Bank’s recent loss experience and its forward-looking

views. The Bank
periodically reviews the methodology and

has performed certain additional quantitative

and qualitative portfolio and loan level

assessments of significant increase
in credit risk. Refer to Note 3 of the Bank’s second

quarter 2025 Interim Consolidated

Financial Statements for further details on

forward-looking information.
The probability-weighted allowance for

credit losses reflects the Bank’s forward-looking

views.
To
the extent that certain anticipated effects cannot

be fully
incorporated into quantitative models, management

continues to exercise expert credit judgment

in determining the amount of ECLs, including

for risks related to
elevated uncertainty associated with policy and

trade, and such adjustments will be updated

as appropriate in future quarters as additional

information becomes
available. Refer to Note 4 of the Bank’s second quarter

2025 Interim Consolidated Financial Statements

for additional details.
The Bank calculates allowances for ECLs

on debt securities measured at amortized

cost and fair value through other comprehensive

income (FVOCI). The Bank
has $367 billion in such debt securities,

all of which are performing (Stage 1 and

2) and none are impaired (Stage 3).

The allowance for credit losses was
$3 million for debt securities at amortized

cost (DSAC) and $2 million for debt securities

at FVOCI, for a total of $5 million, an increase

of $2 million, compared with
the second quarter last year.
Quarterly comparison – Q2 2025 vs. Q1 2025
Gross impaired loans decreased $587

million, or 11%, compared with the prior quarter, largely related to resolutions outpacing new formations across the
business and government and consumer lending

portfolios, and the impact of foreign exchange.

Impaired loans net of allowance decreased

$397 million, or 11%,
compared with the prior quarter.
The allowance for credit losses of $9,589

million as at April 30, 2025 was comprised

of Stage 3 allowance for impaired loans of

$1,632 million, Stage 2
allowance of $4,892 million and Stage 1 allowance

of $3,060 million, and the allowance for debt

securities of $5 million. The Stage 1 and 2 allowances

are for
performing loans and off-balance sheet instruments.

The Stage 3 allowance for loan losses decreased

$192 million, or 11%, compared with the prior quarter,
reflecting a lower pace of impaired provisions

relative to resolutions in the business

and government lending portfolios, and

the impact of foreign exchange. The

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 29
Stage 1 and Stage 2 allowance for loan losses

increased $182 million, or 2%, compared

with the prior quarter, reflective of elevated uncertainty associated with
policy and trade, partially offset by the impact of

foreign exchange.
The allowance for debt securities increased

by $1 million, compared to the prior quarter.
For further details on loans, impaired loans,

allowance for credit losses,

and on the Bank’s use of forward-looking information

and macroeconomic variables in
determining its allowance for credit losses,

refer to Note 6 of the Bank’s second quarter 2025

Interim Consolidated Financial Statements.
TABLE 18: CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES 1,2
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2025 2025 2024 2025 2024
Personal, Business, and Government

Loans
Impaired loans as at beginning of period $ 5,453 $ 4,949 $ 3,709 $ 4,949 $ 3,299
Classified as impaired during the period 2,031 2,432 1,937 4,463 3,942
Transferred to performing during the period (451) (327) (261) (778) (576)
Net repayments (688) (532) (465) (1,220) (773)
Disposals of loans – (47) – (47) (10)
Amounts written off (1,315) (1,144) (1,080) (2,459) (1,997)
Exchange and other movements (164) 122 55 (42) 10
Impaired loans as at end of period $ 4,866 $ 5,453 $ 3,895 $ 4,866 $ 3,895
1

Includes customers’ liability under acceptances.
2

Includes loans that are measured at FVOCI.
TABLE 19: ALLOWANCE FOR CREDIT LOSSES
(millions of Canadian dollars, except

as noted)
As at
April 30 January 31 April 30
2025 2025 2024
Allowance for loan losses for on-balance

sheet loans
Stage 1 allowance for loan losses $ 2,645 $ 2,598 $ 2,479
Stage 2 allowance for loan losses 4,340 4,239 3,915
Stage 3 allowance for loan losses 1,628 1,818 1,151
Total allowance for loan losses for on-balance sheet loans 1 8,613 8,655 7,545
Allowance for off-balance sheet instruments
Stage 1 allowance for loan losses 415 398 423
Stage 2 allowance for loan losses 552 535 568
Stage 3 allowance for loan losses 4 6 11
Total allowance for off-balance sheet instruments 971 939 1,002
Allowance for loan losses 9,584 9,594 8,547
Allowance for debt securities 5 4 3
Allowance for credit losses $ 9,589 $ 9,598 $ 8,550
Impaired loans, net of allowance 2 $ 3,238 $ 3,635 $ 2,744
Net impaired loans as a percentage of net loans
2
0.35% 0.38% 0.29%
Total allowance for credit losses as a percentage of gross loans and acceptances 1.01 0.99 0.91
Provision for (recovery of) credit losses

as a percentage of net average loans and acceptances
0.58 0.50 0.47
1

Includes allowance for loan losses related to loans that are measured at FVOCI of nil as at April 30, 2025

(January 31, 2025 – $1 million, April 30,

2024 – nil).

2

Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.
Real Estate Secured Lending
Retail real estate secured lending includes

mortgages and lines of credit to North American

consumers to satisfy financing needs including

home purchases and
refinancing. While the Bank retains first lien

on the majority of properties held as security, there is a small portion of loans with second liens, but

most of these are
behind a TD mortgage that is in first

position. In Canada, credit policies are designed

so that the combined exposure of all uninsured

facilities on one property does
not exceed 80% of the collateral value at origination.

Lending at a higher loan-to-value ratio

is permitted by legislation but requires

default insurance. This
insurance is contractual coverage for the life

of eligible facilities and protects the

Bank’s real estate secured lending portfolio against

potential losses caused by
borrowers’ default. The Bank may also purchase

default insurance on lower loan-to-value

ratio loans. The insurance is provided

by either government-backed
entities or approved private mortgage insurers.

In the U.S., for residential mortgage originations,

mortgage insurance is usually obtained from either

government-
backed entities or approved private mortgage

insurers when the loan-to-value exceeds

80% of the collateral value at origination.
The Bank regularly performs stress tests

on its real estate lending portfolio as part

of its overall stress testing program. This is

done with a view to determine the
extent to which the portfolio would be vulnerable

to a severe downturn in economic conditions.

The effect of severe changes in house prices,

interest rates, and
unemployment levels are among the factors

considered when assessing the impact

on credit losses and the Bank’s overall profitability. A variety of portfolio segments, including dwelling type and geographical

regions, are examined during the exercise

to determine whether specific vulnerabilities exist.
TABLE 20: CANADIAN REAL ESTATE SECURED LENDING
1,2
(millions of Canadian dollars) As at
Amortizing Non-amortizing Total
Residential Home equity Total amortizing real Home equity
mortgages lines of credit estate secured lending lines of credit
April 30, 2025
Total $ 270,041 $ 93,279 $ 363,320 $ 35,272
$
398,592
October 31, 2024
Total
$
273,069 $ 89,369 $ 362,438 $ 33,667 $ 396,105
1

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss (FVTPL)

for which no
allowance is recorded.

Amortizing includes loans where the fixed contractual payments are no longer sufficient to cover the interest based on the rates in effect at April 30, 2025 and October 31, 2024.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 30
TABLE 21: REAL ESTATE

SECURED LENDING
1,2
(millions of Canadian dollars, except as noted)
As at

Residential mortgages

Home equity lines of credit

Total

Insured 3
Uninsured

Insured 3
Uninsured

Insured 3
Uninsured

April 30, 2025

Canada

Atlantic provinces $ 2,381 0.9% $ 4,820 1.8% $ 149 0.1% $ 2,388 1.9% $ 2,530 0.6% $ 7,208 1.8%
British Columbia 4 8,039 3.0 47,680 17.7 757 0.6 24,196 18.8 8,796 2.2 71,876 18.0
Ontario 4 21,526 8.0 125,697 46.4 2,556 2.0 70,701 54.9 24,082 6.1 196,398 49.3
Prairies 4 17,108 6.3 22,287 8.3 1,403 1.1 13,120 10.2 18,511 4.6 35,407 8.9
Québec 6,272 2.3 14,231 5.3 470 0.4 12,811 10.0 6,742 1.7 27,042 6.8
Total Canada 55,326 20.5% 214,715 79.5% 5,335 4.2% 123,216 95.8% 60,661 15.2% 337,931 84.8%
United States 1,507 44,750 – 11,808 1,507 56,558
Total $ 56,833 $ 259,465 $ 5,335 $ 135,024 $ 62,168 $ 394,489
October 31, 2024

Canada

Atlantic provinces $ 2,445 0.9% $ 4,753 1.7% $ 158 0.1% $ 2,207 1.8% $ 2,603 0.7% $ 6,960 1.8%
British Columbia 4 8,311 3.0 48,362 17.7 804 0.7 22,840 18.6 9,115 2.3 71,202 18.0
Ontario 4 21,943 8.1 126,294 46.3 2,734 2.2 67,567 54.9 24,677 6.2 193,861 48.9
Prairies 4 17,685 6.5 22,120 8.1 1,499 1.2 12,459 10.1 19,184 4.8 34,579 8.7
Québec 6,616 2.4 14,540 5.3 509 0.4 12,259 10.0 7,125 1.8 26,799 6.8
Total Canada 57,000 20.9% 216,069 79.1% 5,704 4.6% 117,332 95.4% 62,704 15.8% 333,401 84.2%
United States 1,517 57,063 – 11,525 1,517 68,588
Total $ 58,517 $ 273,132 $ 5,704 $ 128,857 $ 64,221 $ 401,989
1

Geographic location is based on the address of the property mortgaged.

2

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3

Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.
4

The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories

is included in the Prairies region.
The following table provides a summary

of the period over which the Bank’s residential

mortgages would be fully repaid based on

the amount of the most recent
payment received. All figures are calculated

based on current customer payment amounts,

including voluntary payments larger than

the original contractual
amounts and/or other voluntary prepayments.

The most recent customer payment amount

may exceed the original contractual amount

due.
Balances with a remaining amortization longer

than 30 years primarily reflect Canadian

variable rate mortgages where prior interest

rate increases relative to
current customer payment levels have resulted

in a longer current amortization period.

At renewal, the amortization period for

Canadian mortgages reverts to the
remaining contractual amortization, which

may require increased payments.

TABLE 22: RESIDENTIAL MORTGAGES BY REMAINING

AMORTIZATION
1,2,3
As at

<=5

>5 – 10

>10 – 15

>15 – 20

>20 – 25

>25 – 30

>30 – 35

>35

years

years

years

years

years

years

years

years

Total

April 30, 2025
Canada

0.8% 2.9% 7.5% 19.3% 32.6% 29.3% 1.3% 6.3% 100.0%
United States 2.6 1.5 3.5 8.8 18.9 63.4 0.7 0.6 100.0
Total 1.1% 2.7% 6.9% 17.7% 30.6% 34.4% 1.2% 5.4% 100.0%
October 31, 2024
Canada

0.8% 2.7% 6.4% 16.8% 33.3% 28.9% 2.4% 8.7% 100.0%
United States 2.3 1.3 3.4 7.6 14.2 70.2 0.5 0.5 100.0
Total 1.0% 2.5% 5.9% 15.1% 29.9% 36.2% 2.1% 7.3% 100.0%
1

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
2

Percentage based on outstanding balance.
3

$1.9 billion or 1% of the mortgage portfolio in Canada (October 31, 2024: $15.6 billion or 6%) relates to mortgages in which the fixed contractual payments are no longer sufficient to cover the interest based on the rates in effect at April 30, 2025 and October 31, 2024, respectively.
TABLE 23: UNINSURED AVERAGE LOAN-TO-VALUE – Newly Originated and Newly Acquired 1,2,3
For the three months ended

Residential

Home equity

Residential

Home equity

mortgages

lines of credit
4,5
Total

mortgages

lines of credit
4,5
Total

April 30, 2025

October 31, 2024

Canada

Atlantic provinces 69% 69% 69% 69% 67% 68%
British Columbia 6 67 65 66 66 62 65
Ontario 6 68 65 66 67 63 65
Prairies 6 73 71 72 73 69 71
Québec 69 70 70 69 69 69
Total Canada 68 67 67 68 64 66
United States 71 59 65 73 61 68
Total 69% 66% 67% 69% 64% 66%
1

Geographic location is based on the address of the property mortgaged.
2

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3

Based on house price at origination.
4

Home equity lines of credit (HELOCs) loan-to-value includes first position collateral mortgage if applicable.
5

HELOC fixed rate advantage option is included in loan-to-value calculation.
6

The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories

is included in the Prairies region.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 31
Sovereign Risk
The table below provides a summary of

the Bank’s direct credit exposures

outside of Canada and the U.S. (Europe excludes

United Kingdom).

TABLE 24: Total Net Exposure by Region and Counterparty
(millions of Canadian dollars)
As at

Loans and commitments
1
Derivatives, repos, and securities lending
2
Trading and investment portfolio
3
Total

Corporate

Sovereign

Financial

Total

Corporate

Sovereign

Financial

Total

Corporate

Sovereign

Financial

Total

Exposure
4
April 30, 2025
Region
Europe $ 8,449 $ 8 $ 4,985 $ 13,442 $ 4,564 $ 1,983 $ 9,864 $ 16,411 $ 874 $ 25,582 $ 2,025 $ 28,481 $ 58,334
United Kingdom 7,584 3,857 2,662 14,103 3,265 1,399 12,988 17,652 549 869 546 1,964 33,719
Asia 195 20 2,342 2,557 393 992 3,558 4,943 305 8,764 1,549 10,618 18,118
Other 5 223 – 679 902 448 540 2,010 2,998 211 1,169 2,288 3,668 7,568
Total $ 16,451 $ 3,885 $ 10,668 $ 31,004 $ 8,670 $ 4,914 $ 28,420 $ 42,004 $ 1,939 $ 36,384 $ 6,408 $ 44,731 $ 117,739
October 31, 2024
Region
Europe $ 8,490 $ 8 $ 5,050 $ 13,548 $ 4,847 $ 2,117 $ 8,145 $ 15,109 $ 1,157 $ 24,124 $ 2,660 $ 27,941 $ 56,598
United Kingdom 8,462 3,124 2,661 14,247 3,490 1,172 13,536 18,198 866 1,691 1,104 3,661 36,106
Asia 241 30 2,412 2,683 519 533 2,739 3,791 290 10,486 893 11,669 18,143
Other 5 209 – 598 807 370 416 2,481 3,267 218 1,012 3,187 4,417 8,491
Total $ 17,402 $ 3,162 $ 10,721 $ 31,285 $ 9,226 $ 4,238 $ 26,901 $ 40,365 $ 2,531 $ 37,313 $ 7,844 $ 47,688 $ 119,338
1

Exposures, including interest-bearing deposits with banks, are presented net of impairment charges where applicable.
2

Exposures are calculated on a fair value basis and presented net of collateral. Derivatives are presented as net exposures where there is an International Swaps and Derivatives
Association master netting agreement.
3

Trading exposures are net of eligible short positions.

4

In addition to the exposures identified above, the Bank also has $33.6 billion (October 31, 2024 – $35.5 billion)

of exposure to supranational entities.
5

Other regional exposure largely attributable to Australia.
CAPITAL POSITION
REGULATORY CAPITAL
Capital requirements established by the Basel

Committee on Banking Supervision (BCBS)

are commonly referred to as Basel

III. Under Basel III,
Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital.

Risk sensitive regulatory capital ratios are

calculated by dividing
CET1, Tier 1, and Total Capital by risk-weighted assets (RWA), inclusive of any minimum requirements outlined under the regulatory floor. Basel III also
introduced a non-risk sensitive leverage

ratio to act as a supplementary measure

to the risk-sensitive capital requirements.

The leverage ratio is calculated by
dividing Tier 1 Capital by leverage exposure which is

primarily comprised of on-balance sheet

assets with adjustments made to derivative

and securities financing
transaction exposures, and credit equivalent amounts

of off-balance sheet exposures. TD manages its

regulatory capital in accordance with

OSFI’s
implementation of the Basel III Capital

Framework.
OSFI’s Capital Requirements under Basel III
OSFI’s CAR and LR guidelines detail how

the Basel III capital rules apply to Canadian

banks.

The Domestic Stability Buffer (DSB) level increased

from 3% to 3.5% as of November 1,

2023, and has remained stable since. Currently, the DSB can range from
0 to 4%, with the effective level adjusted by OSFI

in response to developments in Canada’s

financial system and the broader economy.
OSFI has implemented the Basel III reforms

with adjustments to make them suitable

for domestic implementation. The Basel III reforms

impact the calculation of
credit risk, market risk and operational risk

for Canadian banks, as well as amend

the LR Guideline to include a requirement for

domestic systemically important
banks (D-SIBs) to hold a leverage ratio

buffer of 0.50% in addition to the regulatory minimum

requirement of 3.0%. The LR buffer requirement

also applies to the
TLAC leverage ratio.
On November 1, 2023, the standardized

capital floor transitioned to 67.5% of RWA from the previous 65%

of RWA. OSFI has stated that the floor will remain at
67.5% until further notice.
The Bank has implemented OSFI’s Parental Stand-Alone

(Solo) Total Loss Absorbing Capacity (TLAC) Framework for D-SIBs, which establishes a risk-based
measure intended to ensure that a non-viable

D-SIB has sufficient loss absorbing capacity on a

stand-alone, legal entity basis to support its

resolution. The Bank is
compliant with the requirements set out in this

framework.
The table below summarizes OSFI’s published regulatory

minimum capital targets as at April 30, 2025.

REGULATORY

CAPITAL AND TLAC

TARGET RATIOS
Capital

Pillar 1 Pillar 1 & 2
Conservation

D-SIB / G-SIB Regulatory Regulatory
Minimum Buffer Surcharge
1
Target
2
DSB Target
CET1 4.5% 2.5% 1.0% 8.0% 3.5% 11.5%
Tier 1 6.0 2.5 1.0 9.5 3.5 13.0
Total Capital 8.0 2.5 1.0 11.5 3.5 15.0
Leverage 3.0 n/a
3
0.5 3.5 n/a 3.5
TLAC 18.0 2.5 1.0 21.5 3.5 25.0
TLAC Leverage 6.75 n/a 0.50 7.25 n/a 7.25
1

The higher of the D-SIB and Global Systemically Important Bank (G-SIB) surcharge applies to risk weighted capital. The D-SIB surcharge is currently equivalent to the Bank’s 1% G-SIB additional common equity requirement for risk weighted capital. The G-SIB surcharge may increase above

1% if the Bank’s G-SIB score increases above certain thresholds to a maximum of 4.5%. OSFI’s Leverage Requirements Guideline includes a requirement for D-SIBs to hold a leverage ratio buffer set at 50% of a D-SIB’s higher loss absorbency risk

-weighted
requirements, effectively 0.50%. This buffer also applies to the TLAC Leverage ratio.
2

The Bank’s countercyclical buffer requirement is 0% as of April 30, 2025.

Not applicable.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 32
The following table provides details of the

Bank’s regulatory capital position.

TABLE 25: CAPITAL STRUCTURE AND RATIOS – Basel III
(millions of Canadian dollars, except

as noted)
As at
April 30 October 31 April 30
2025 2024 2024
Common Equity Tier 1 Capital
Common shares plus related contributed

surplus

$ 25,308 $ 25,543 $ 25,410
Retained earnings

78,640 70,826 71,904
Accumulated other comprehensive income

11,032 7,904 4,166
Common Equity Tier 1 Capital before regulatory

adjustments

114,980 104,273 101,480
Common Equity Tier 1 Capital regulatory adjustments

Prudential valuation adjustments (164) – –
Goodwill (net of related tax liability) (18,491) (18,645) (18,470)
Intangibles (net of related tax liability)

(3,058) (2,921) (2,759)
Deferred tax assets excluding those arising

from temporary differences

(327) (212) (180)
Cash flow hedge reserve

1,174 3,015 4,878
Shortfall of provisions to expected losses

– – –
Gains and losses due to changes in own

credit risk on fair valued liabilities

(317) (193) (181)
Defined benefit pension fund net assets (net

of related tax liability)

(736) (731) (676)
Investment in own shares

(5) (21) (8)
Non-significant investments in the capital of

banking, financial, and insurance entities,

net of eligible
short positions (amount above 10% threshold) – (1,835) (3,202)
Significant investments in the common

stock of banking, financial, and insurance

entities
that are outside the scope of regulatory

consolidation, net of eligible short positions
(amount above 10% threshold) – – –
Equity investments in funds subject to

the fall-back approach
(28) (32) (51)
Other deductions or regulatory adjustments

to CET1 as determined by OSFI
20 16 10
Total regulatory adjustments to Common Equity Tier 1 Capital (21,932) (21,559) (20,639)
Common Equity Tier 1 Capital 93,048 82,714 80,841
Additional Tier 1 Capital instruments
Directly issued qualifying Additional Tier 1 instruments

plus stock surplus
11,111 10,887 10,502
Additional Tier 1 Capital instruments before

regulatory adjustments
11,111 10,887 10,502
Additional Tier 1 Capital instruments regulatory

adjustments
Non-significant investments in the capital of

banking, financial, and insurance entities,

net of eligible
short positions (amount above 10% threshold) – (3) (5)
Significant investments in the capital of banking,

financial, and insurance entities that are

outside
the scope of regulatory consolidation, net of

eligible short positions
(700) (350) (350)
Total regulatory adjustments to Additional Tier 1 Capital (700) (353) (355)
Additional Tier 1 Capital 10,411 10,534 10,147
Tier 1 Capital 103,459 93,248 90,988
Tier 2 Capital instruments and provisions
Directly issued qualifying Tier 2 instruments plus related

stock surplus
10,514 11,273 11,120
Collective allowances 1,553 1,512 1,485
Tier 2 Capital before regulatory adjustments 12,067 12,785 12,605
Tier 2 regulatory adjustments
Investments in own Tier 2 instruments – – –
Non-significant investments in the capital of

banking, financial, and insurance entities,

net of eligible
short positions (amount above 10% threshold) 1 – (224) (316)
Non-significant investments in the other

TLAC-eligible instruments issued by

G-SIBs and Canadian
D-SIBs, where the institution does not own

more than 10% of the issued common

share capital

of the entity: amount previously designated

for the 5% threshold but that no longer

meets the

conditions – (64) (144)
Significant investments in the capital of banking,

financial, and insurance entities that are

outside

the scope of regulatory consolidation, net of

eligible short positions

– – (160)
Total regulatory adjustments to Tier 2 Capital – (288) (620)
Tier 2 Capital 12,067 12,497 11,985
Total Capital $ 115,526 $ 105,745 $ 102,973
Risk-weighted assets $ 624,636 $ 630,900 $ 602,825
Capital Ratios and Multiples
Common Equity Tier 1 Capital (as percentage of risk-weighted assets)
14.9% 13.1% 13.4%
Tier 1 Capital (as percentage of risk-weighted assets) 16.6 14.8 15.1
Total Capital (as percentage of risk-weighted assets) 18.5 16.8 17.1
Leverage ratio 2 4.7 4.2 4.3
1

Includes other TLAC-eligible instruments issued by G-SIBs and Canadian D-SIBs that are outside the scope of regulatory consolidation, where the institution does not own more than
10% of the issued common share capital of the entity.
2

The Leverage ratio is calculated as Tier 1 Capital divided by leverage exposure,

as defined in the “Regulatory Capital” section of this document.
As at April 30, 2025, the Bank’s CET1, Tier 1, and Total Capital ratios were 14.9%, 16.6%,

and 18.5%, respectively. The Bank’s CET1 Capital ratio increased from
13.1% as at October 31, 2024, primarily attributable

to the sale of Schwab shares, and internal

capital generation, offset by common shares repurchased

for
cancellation, RWA growth across various segments and

the impact of U.S. balance sheet restructuring.
As at April 30, 2025, the Bank’s leverage ratio

was 4.7%. The Bank’s leverage ratio increased

from 4.2% as at October 31, 2024, primarily

attributable to the sale
of Schwab shares, and internal capital generation,

offset by common shares repurchased for cancellation,

exposure increases across various

segments and the
impact of U.S. balance sheet restructuring.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 33
Future Regulatory Capital Developments
Future regulatory capital developments, in

addition to those described in the “Future

Regulatory Capital Developments” section

of the Bank’s 2024

MD&A, are
noted below.

On February 12, 2025, OSFI deferred increases

to the Basel III standardized capital floor level

until further notice. The capital floor subjects

banks using internal
model-based approaches to a floor, where the floor is calculated as a percentage of RWA under the standardized approach.

OSFI will notify the Bank at least two
years prior to resuming an increase in

the capital floor level.
TABLE 26: EQUITY AND OTHER SECURITIES 1
(thousands of shares/units and millions of

Canadian dollars, except as noted)
As at
April 30, 2025 October 31, 2024
Number of Number of
shares/units Amount shares/units Amount
Common shares
Common shares outstanding 1,722,791 $ 25,136 1,750,272 $ 25,373
Treasury – common shares (313) (26) (213) (17)
Total common shares 1,722,478 $ 25,110 1,750,059 $ 25,356
Stock options

Vested 6,474 5,400
Non-vested 9,120 9,312
Preferred shares – Class A

Series 1 20,000 $ 500 20,000 $ 500
Series 5 2 – – 20,000 500
Series 7 14,000 350 14,000 350
Series 9 8,000 200 8,000 200
Series 16 14,000 350 14,000 350
Series 18 14,000 350 14,000 350
Series 27 850 850 850 850
Series 28 800 800 800 800
71,650 $ 3,400 91,650 $ 3,900
Other equity instruments 3,4

Limited Recourse Capital Notes – Series 1 1,750 $ 1,750 1,750 $ 1,750
Limited Recourse Capital Notes – Series 2 1,500 1,500 1,500 1,500
Limited Recourse Capital Notes – Series 3 5 1,750 2,403 1,750 2,403
Limited Recourse Capital Notes – Series 4 5 750 1,023 750 1,023
Limited Recourse Capital Notes – Series 5 6 750 750 – –
Perpetual Subordinated Capital Notes –

Series 2023-9
7 1 312 1 312
78,151 $ 11,138 97,401 $ 10,888
Treasury – preferred shares and other equity instruments (141) (28) (162) (18)
Total preferred shares and other equity instruments 78,010 $ 11,110 97,239 $ 10,870
1

For further details, including the conversion and exchange features, and distributions, refer to Note 20 of the Bank’s

2024 Consolidated Financial Statements.
2

On January 31, 2025, the Bank redeemed all of its 20 million outstanding Non-Cumulative 5-Year

Rate Reset Class A First Preferred Shares Non-Viability Contingent Capital

(NVCC),
Series 5 (“Series 5 Preferred Shares”), at a redemption price of $25.00 per Series 5 Preferred Share, for a total redemption cost of approximately $500 million.
3

For other equity instruments, the number of shares/units represents the number of notes issued.
4

Refer to the “Preferred Shares and Other Equity Instruments – Significant Terms

and Conditions” table in Note 20 of the Bank’s 2024 Consolidated Financial Statements

for further
details.
5

For LRCNs – Series 3 and Series 4, the amount represents the Canadian dollar equivalent of the U.S. dollar notional amount.
6

On December 18, 2024, the Bank issued $750 million 5.909% Fixed Rate Reset Limited Recourse Capital Notes,

Series 5 NVCC (the “LRCNs”). The LRCNs will bear interest at a rate of
5.909 per cent annually, payable quarterly,

for the initial period ending on, but excluding, January 1, 2030. Thereafter, the interest rate on the LRCNs will reset every five years at a rate
equal to the prevailing Government of Canada Yield plus 3.10 per cent. The LRCNs will mature on January 1, 2085. Concurrently with the issuance of the LRCNs, the Bank issued
750,000 Non-Cumulative 5.909% Fixed Rate Reset Preferred Shares, Series 32 NVCC (“Preferred Shares Series

32”). The Preferred Shares Series 32 are eliminated on the Bank’s
Consolidated Financial Statements.
7

For Perpetual Subordinated Capital Notes (AT1), the amount

represents the Canadian dollar equivalent of the Singapore dollar notional amount.
DIVIDENDS
On May 21, 2025, the Board approved a dividend

in an amount of one dollar and five cents

($1.05) per fully paid common share in the

capital stock of the Bank for
the quarter ending July 31, 2025, payable on

and after July 31, 2025, to shareholders

of record at the close of business on July 10,

2025.
DIVIDEND REINVESTMENT PLAN
The Bank offers a Dividend Reinvestment Plan

(DRIP) for its common shareholders.

Participation in the plan is optional and

under the terms of the plan, cash
dividends on common shares are used

to purchase additional common shares. At

the option of the Bank, the common shares

may be issued from treasury at an
average market price based on the last five

trading days before the date of the dividend

payment, with a discount of between

0% to 5% at the Bank’s discretion or
purchased from the open market at market

prices.
During the three months ended April 30, 2025,

the Bank satisfied the DRIP requirements through

open market common share purchases.

During the six months
ended April 30, 2025, the Bank satisfied the

DRIP requirements through common shares

issued from treasury with no discount

for the first three months and open
market common share purchases in the last

three months. During the three and six

months ended April 30, 2024, the Bank

satisfied the DRIP requirements
through common shares issued from treasury

with no discount.
NORMAL COURSE ISSUER BID
On August 28, 2023,

the Bank announced that the Toronto Stock Exchange and OSFI approved a normal course issuer bid (2023 NCIB) to

repurchase for
cancellation up to 90 million of its common

shares. The 2023 NCIB commenced on August

31, 2023 and continued until August 31, 2024.

From the
commencement of the 2023 NCIB to August

31, 2024, the Bank repurchased 71.4

million shares under the program. The 2023 NCIB

terminated on August 31,
2024 and therefore, there was no repurchase

of common shares by the Bank under the 2023

NCIB during the six months ended April 30,

2025. During the six
months ended April 30, 2024,

the Bank repurchased 36.1 million common

shares, at an average price of $81.43 per

share for a total amount of $2.9 billion.
On February 24, 2025, the Bank announced

that the Toronto Stock Exchange and OSFI had approved the Bank’s previously announced

normal course issuer bid
(2025 NCIB) to purchase for cancellation up

to 100 million of its common shares.

The 2025 NCIB commenced on March 3, 2025

and will end on February 28,

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 34
2026, or such earlier date as the Bank

may determine. From the commencement of

the 2025 NCIB to April 30, 2025, the Bank repurchased

30.0 million shares
under the program, at an average price of $84.18

per share for a total amount of $2.5 billion.
NON-VIABILITY CONTINGENT CAPITAL PROVISION
If an NVCC trigger event were to occur, for all series of Class

A First Preferred Shares excluding the preferred

shares issued with respect to LRCNs,

the maximum
number of common shares that could be issued,

assuming there are no declared and unpaid

dividends on the respective series of preferred

shares at the time of
conversion, would be 0.7 billion in aggregate.
The LRCNs, by virtue of the recourse to the

preferred shares held in the Limited Recourse

Trust, include NVCC provisions. For LRCNs, if an NVCC

trigger were
to occur, the maximum number of common shares that could

be issued, assuming there are no declared

and unpaid dividends on the preferred

shares series
issued in connection with such LRCNs,

would be 1.5 billion in aggregate.
For all other NVCC subordinated notes and

debentures including Additional Tier 1 Perpetual

Notes, if an NVCC trigger event were to occur, the maximum
number of common shares that could be issued,

assuming there is no accrued and unpaid

interest on the respective subordinated notes

and debentures, would be
3.2 billion in aggregate.
RISK FACTORS AND

MANAGEMENT
Risk Factors That May Affect Future Results
In addition to the risks described in the “Managing

Risk” section of the Bank’s 2024 MD&A

and this Report, there are numerous other

risk factors, many of which
are beyond the Bank’s control and the effects of

which can be difficult to predict, that could

cause the Bank’s results to differ significantly from the

Bank’s plans,
objectives, and estimates or could impact

the Bank’s reputation or the sustainability of its

business model. All forward-looking statements,

including those in this
MD&A, are, by their very nature, subject

to inherent risks and uncertainties, general

and specific, which may cause the Bank’s actual

results to differ materially
from the plan, objectives, estimates or expectations

expressed in the forward-looking statements.

Some of these factors are discussed

in the “Risk Factors and
Management” section of the 2024 MD&A and

in the “Managing Risk” section of this

document, and others are noted in the “Caution

Regarding Forward-Looking
Statements” section of this document.

The Bank has supplemented the following Risk

Factors

to reflect developments in the external environment.

Geopolitical Risk

Further to the geopolitical risks outlined in

the Bank’s 2024 MD&A, the evolution of geopolitical,

policy,

trade and tax-related risks, including the application

or
threat of any new or elevated tariffs to goods imported

into the U.S. and any retaliatory tariffs as well as

the enactment of recently proposed tax

legislation in the
U.S., have the potential to increase economic

uncertainty,

market volatility, disrupt global supply chains and trade flows, deteriorate business confidence and other
adverse impacts. For example, tariffs can threaten

to raise prices and reduce demand for

imported goods weighing on activity in both

importing and exporting
countries;

if set at very high rates, tariffs may halt the

flow of trade altogether and lead to shortages

throughout the supply chain. While the nature

and extent of the
risks may vary, they have the potential to disrupt economic growth,

create volatility in financial markets that

may affect the Bank’s financial condition, trading and
non-trading activities, impact market liquidity

and funding costs, put pressure on credit

performance, and directly and indirectly

influence general business and
economic conditions, and certain industries

in ways that may have an adverse impact

on the Bank and its customers. For more information

on the economic
outlook refer to the “Economic Summary and

Outlook”

section of this document.
Regulatory Oversight and Compliance

Risk
Further to the Regulatory Oversight and

Compliance risk outlined in the Bank’s 2024

MD&A, regulators have indicated the potential

for escalating consequences
for banks that do not timely resolve open issues

or have repeat issues. Furthermore,

delays in satisfying one regulatory requirement

could affect the Bank’s
progress on others. Failure to satisfy regulatory

requirements, including requirements for

maintaining and executing a compliance

management program in
alignment with regulatory standards,

on a timely basis could result in additional

fines, penalties, business restrictions, limitations

on subsidiary capital distributions,
increased capital or liquidity requirements, enforcement

actions, increased regulatory oversight,

and other adverse consequences, which

could be significant.
The current U.S. regulatory environment

is evolving. Changes in the U.S. executive

administration including executive orders

and changes to mandates,
leadership and priorities of supervisory agencies,

are leading to uncertainty,

which could have varying effects on the Bank and its

subsidiaries and businesses.
Various supervisory agencies are shifting their supervisory and enforcement priorities. These priorities include reducing

the size of government and reassessing
prior rules and guidance.

This may result in adverse effects which could

include incurring additional costs and

devoting additional resources to address

initial and
ongoing compliance, and increasing risks associated

with potential non-compliance. This could also

have an adverse impact on the Bank’s financial

condition,
results of operations and reputation.
MANAGING RISK
EXECUTIVE SUMMARY
Growing profitability in financial results based

on balanced revenue, expense and capital

growth services involves selectively

taking and managing risks within the
Bank’s risk appetite. The Bank’s goal is to earn

a stable and sustainable rate of return for

every dollar of risk it takes, while putting

significant emphasis on
investing in its businesses to meet its future

strategic objectives.
The Bank’s businesses and operations are exposed

to a broad number of risks that have been

identified and defined in the Enterprise

Risk Framework. The
Bank’s tolerance to those risks is defined

in the Enterprise Risk Appetite which has

been developed within a comprehensive

framework that takes into
consideration current conditions in which

the Bank operates and the impact that emerging

risks will have on TD’s strategy and risk profile. The

Bank’s risk appetite
states that it takes risks required to build its

business, but only if those risks: (1)

fit the business strategy and can be understood

and managed; (2) do not expose
the enterprise to any significant single loss

events; TD does not ‘bet the bank’

on any single acquisition, business, product

or decision; and (3) do not risk harming
the TD brand. Each business is responsible

for setting and aligning its individual risk

appetites with that of the enterprise

based on a thorough examination of

the
specific risks to which it is exposed.

The Bank considers it critical to regularly

assess its operating environment

and highlight top and emerging risks. These

are risks with a potential to have a
material effect on the Bank and where the attention

of senior leaders is focused due to the potential

magnitude or immediacy of their impact.
Risks are identified, discussed, and actioned

by senior leaders and reported quarterly to the

Risk Committee. Specific plans to mitigate

top and emerging risks
are prepared, monitored, and adjusted as required.
The Bank’s risk governance structure and risk

management approach have not substantially

changed from that described in the Bank’s 2024

MD&A.

In the
second quarter of 2025, the Bank updated its

Enterprise Risk Framework and made

the following changes to better reflect the Bank’s

priorities and structure:
● Financial Crime Risk

was elevated to a stand-alone Major

Risk Category (previously part of Legal and

Regulatory Compliance Risk)

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 35
● Operational Risk

was divided into two Major Risk Categories, 1)
Operational Risk – Data, Technology and Cybersecurity

and 2)
Operational
Risk excluding Data, Technology and Cybersecurity

●

The Bank also convened a new Executive

Committee, the Remediation Subcommittee

of the Enterprise Risk Management

Committee,

dedicated to
overseeing the Bank’s enforcement commitments

and progress on required remediations.
These changes resulted in two new Major

Risk Categories and updates to the definitions

as noted below:
Financial Crime Risk:
The risk associated with the Bank failing to

sufficiently identify and manage risks

associated with money laundering, terrorist

financing,
bribery/corruption activities and economic

sanctions, or otherwise comply with

associated legal and regulatory requirements

for financial crime.
Operational Risk excluding Data, Technology and Cybersecurity :
The risk of loss resulting from inadequate

or failed internal processes, people or external
events and also includes losses related

to legal risk events and regulatory fines.
Operational Risk – Data, Technology and Cybersecurity :
The potential for loss resulting from inadequate

or ineffectual data, technology or cybersecurity
controls originating from internal or external

events.
Compliance and Legal Risk :
The risk associated with the Bank’s failure

to comply (with letter or intent) with key

federal and provincial/state banking,
securities, trust and insurance laws,

regulations, regulatory guidelines, voluntary

codes and public commitments (regulatory

requirements), legal obligations,

the
TD Code of Conduct and Ethics, and other

TD policies related to TD’s activities and practices

with respect to business conduct and market

conduct as well as
regulatory requirements applicable across

the Bank, which can lead to fines, sanctions,

liabilities, or reputational harm that could

be material to the Bank.
Additional information on risk factors can

be found in this document and the 2024

MD&A under the heading “Risk Factors and

Management”. For a complete
discussion of the risk governance structure

and the risk management approach, refer

to the “Managing Risk” section in the Bank’s 2024

MD&A.

The shaded sections of this MD&A represent

a discussion relating to market and liquidity

risks and form an integral part of the Interim

Consolidated Financial
Statements for the period ended April 30, 2025.
CREDIT RISK
Gross credit risk exposure, also referred

to as exposure at default (EAD), is the

total amount the Bank is exposed to at the time

of default of a loan and is
measured before counterparty-specific

provisions or write-offs. Gross credit risk exposure

does not reflect the effects of credit risk

mitigation (CRM) and includes
both on-balance sheet and off-balance sheet exposures.

On-balance sheet exposures consist primarily

of outstanding loans, non-trading securities,

derivatives,
and certain other repo-style transactions.

Off-balance sheet exposures consist primarily

of undrawn commitments, guarantees,

and certain other repo-style
transactions.
Gross credit risk exposures for the two approaches

the Bank uses to measure credit risk

are included in the following table.

TABLE 27: GROSS CREDIT RISK EXPOSURE – Standardized

and Internal Ratings-Based (IRB) Approaches
1
(millions of Canadian dollars) As at
April 30, 2025 October 31, 2024
Standardized IRB Total Standardized IRB Total
Retail
Residential secured $ 4,619 $ 530,259 $ 534,878 $ 4,163 $ 537,075 $ 541,238
Qualifying revolving retail 880 174,400 175,280 866 172,203 173,069
Other retail 3,348 104,382 107,730 3,391 104,253 107,644
Total retail 8,847 809,041 817,888 8,420 813,531 821,951
Non-retail
Corporate 2,537 725,852 728,389 2,346 721,156 723,502
Sovereign 126 563,925 564,051 205 588,498 588,703
Bank 3,898 167,726 171,624 4,541 171,250 175,791
Total non-retail 6,561 1,457,503 1,464,064 7,092 1,480,904 1,487,996
Gross credit risk exposures $ 15,408 $ 2,266,544 $ 2,281,952 $ 15,512 $ 2,294,435 $ 2,309,947
1

Gross credit risk exposures represent EAD and are before the effects of CRM. This table excludes securitization,

equity, and certain other credit RWA.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 36
MARKET RISK

Market risk capital is calculated using the Standardized

Approach under Basel III. The Bank

continues to use Value-at-Risk (VaR) as an internal management metric to monitor and control market risk.
Market Risk Linkage to the Balance Sheet
The following table provides a breakdown of

the Bank’s balance sheet assets and liabilities

exposed to trading and non-trading market

risks. Market risk of assets
and liabilities included in the calculation of VaR and metrics used for regulatory market risk capital purposes

is classified as trading market risk.

TABLE 28: MARKET RISK LINKAGE TO THE BALANCE SHEET
(millions of Canadian dollars) As at
April 30, 2025 October 31, 2024
Non-trading market
Balance Trading Non-trading Balance Trading Non-trading risk – primary risk sheet market risk market risk Other sheet market risk market risk Other sensitivity
Assets subject to market risk
Interest-bearing deposits with banks $ 139,744 $ 688 $ 139,056 $ – $ 169,930 $ 1,601 $ 168,329 $ – Interest rate
Trading loans, securities, and other 195,002 192,751 2,251 – 175,770 174,232 1,538 – Interest rate
Non-trading financial assets at
fair value through profit or loss 7,528 – 7,528 – 5,869 – 5,869 –
Equity,

foreign exchange,

interest rate
Derivatives 89,210 82,895 6,315 – 78,061 70,636 7,425 –
Equity,

foreign exchange,

interest rate
Financial assets designated at
fair value through profit or loss 6,508 – 6,508 – 6,417 – 6,417 – Interest rate
Financial assets at fair value through
other comprehensive income 116,902 – 116,902 – 93,897 – 93,897 –
Equity,

foreign exchange,

interest rate
Debt securities at amortized cost,
net of allowance for credit losses 254,417 – 254,417 – 271,615 – 271,615 – Foreign exchange, interest rate
Securities purchased under
reverse repurchase agreements 216,476 6,950 209,526 – 208,217 10,488 197,729 – Interest rate
Loans, net of allowance for

loan losses 936,378 – 936,378 – 949,549 – 949,549 – Interest rate
Investment in Schwab – – – – 9,024 – 9,024 – Equity
Other assets 1 2,087 – 2,087 – 2,230 – 2,230 – Interest rate
Assets not exposed to

market risk
100,022 – – 100,022 91,172 – – 91,172
Total Assets $ 2,064,274 $ 283,284 $ 1,680,968 $ 100,022 $ 2,061,751 $ 256,957 $ 1,713,622 $ 91,172
Liabilities subject to market risk
Trading deposits $ 28,761 $ 24,534 $ 4,227 $ – $ 30,412 $ 26,827 $ 3,585 $ – Equity, interest rate
Derivatives 83,485 80,479 3,006 – 68,368 66,976 1,392 – Equity,
foreign exchange,
interest rate
Securitization liabilities at fair value 22,396 22,396 – – 20,319 20,319 – – Interest rate
Financial liabilities designated at

fair value through profit or loss 193,925 5 193,920 – 207,914 2 207,912 – Interest rate
Deposits 1,267,748 – 1,267,748 – 1,268,680 – 1,268,680 – Interest rate, foreign exchange
Obligations related to securities
sold short 43,553 42,433 1,120 – 39,515 37,812 1,703 – Interest rate
Obligations related to securities sold
under repurchase agreements 187,402 10,346 177,056 – 201,900 13,540 188,360 – Interest rate
Securitization liabilities at amortized
cost 13,158 – 13,158 – 12,365 – 12,365 – Interest rate
Subordinated notes and debentures 10,714 – 10,714 – 11,473 – 11,473 – Interest rate
Other liabilities
1
33,356 – 33,356 – 34,066 – 34,066 – Equity, interest rate
Liabilities and Equity not

exposed to market risk 179,776 – – 179,776 166,739 – – 166,739
Total Liabilities and Equity $ 2,064,274 $ 180,193 $ 1,704,305 $ 179,776 $ 2,061,751 $ 165,476 $ 1,729,536 $ 166,739
1

Relates to retirement benefits, insurance, and structured entity liabilities.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 37
-60
-50
-40
-30
-20
-10
0
10
20
30
40
50
60
70
2/3/2025
2/10/2025 2/17/2025 2/24/2025
3/3/2025
3/10/2025 3/17/2025 3/24/2025 3/31/2025
4/7/2025
4/14/2025 4/21/2025 4/28/2025
TOTAL VALUE-AT-RISK

AND TRADING NET REVENUE
(millions of Canadian dollars)

Trading net revenue

Value-at-Risk
Calculating VaR
The Bank computes total VaR on a daily basis by combining the General

Market Risk (GMR) and Idiosyncratic Debt

Specific Risk (IDSR) associated with the
Bank’s trading positions.
GMR is determined by creating a distribution

of potential changes in the market value of

the current portfolio using historical simulation.

The Bank values the
current portfolio using the market price and rate

changes of the most recent
259

trading days for equity, interest rate, foreign exchange, credit, and commodity
products. GMR is computed as the threshold

level that portfolio losses are not expected

to exceed more than
one

out of every
100

trading days. A
one-day

holding
period is used for GMR calculation.
IDSR measures idiosyncratic (single-name) credit

spread risk for credit exposures in the trading

portfolio using Monte Carlo simulation.

The IDSR model is
based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is

computed as the threshold level that portfolio

losses are not
expected to exceed more than one

out of every
100

trading days. IDSR is measured for a
ten-day

holding period.
The following graph discloses daily one-day

VaR usage and trading net revenue, reported on a TEB,

within Wholesale Banking. Trading net revenue includes
trading income and net interest income related

to positions within the Bank’s market risk capital

trading books. For the second quarter ending

April 30, 2025,
there were
7 days

of trading losses and trading net revenue

was positive for
89
% of the trading days, reflecting normal

trading activity. Losses in the quarter did
not exceed VaR on any trading day.
VaR is a valuable risk measure but it should be used in the

context of its limitations, for example:
●

VaR uses historical data to estimate future events, which limits its forecasting abilities;
●

it does not provide information on losses beyond

the selected confidence level; and
●

it assumes that all positions can be liquidated

during the holding period used for VaR calculation.
The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market

conventions, industry best practices, and
regulatory requirements.

To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management purposes.

This includes Stress Testing as well
as sensitivities to various market risk factors.
The following table presents the end of quarter, average, high,

and low usage of TD’s VaR metric.
TABLE 29: PORTFOLIO MARKET RISK MEASURES
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 January
31
April 30 April 30 April 30
2025 2025 2024 2025 2024
As at Average High Low Average Average Average Average
Interest rate risk $
7.9
$
12.8
$
21.1
$
7.0
$
12.4
$
20.8
$
12.6
$
19.3
Credit spread risk
20.8
20.1
23.5
16.5
19.8
26.5
19.9
27.9
Equity risk
11.9
9.6
20.8
6.8
8.3
7.5
8.9
7.3
Foreign exchange risk
3.7
3.8
6.1
2.4
4.1
3.1
3.9
2.7
Commodity risk
24.3
23.1
28.6
16.8
6.0
3.9
14.5
3.8
Idiosyncratic debt specific risk
21.5
23.4
28.0
20.1
19.6
18.9
21.5
19.9
Diversification effect 1
(51.1)
(56.9)
n/m 2 n/m
(41.8)
(52.8)
(49.2)
(51.9)
Total Value-at-Risk (one-day)
39.0
35.9
43.5
28.5
28.4
27.9
32.1
29.0
1
The aggregate VaR is less than the sum of the VaR

of the different risk types due to risk offsets resulting from portfolio diversification.
2

Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 38
Average VaR increased compared to the prior quarter due to the market volatility observed across a number of risk

factors, particularly credit spreads and
commodities.
Validation of VaR Model

The Bank uses a back-testing process

to compare actual profits and losses to VaR to review their consistency with the statistical results of the VaR model.

Structural (Non-Trading) Interest Rate

Risk

The Bank’s

structural interest rate risk arises from traditional

personal and commercial banking activity

and is generally the result of mismatches between

the
maturities and repricing dates of the Bank’s assets

and liabilities. The measurement of interest

rate risk in the banking book does not

include exposures from TD’s
Wholesale Banking or Insurance businesses.

The primary measures for managing and

controlling this risk are Economic Value of Shareholders’

Equity (EVE) Sensitivity and Net Interest

Income Sensitivity
(NIIS).
The EVE Sensitivity measures the change in

the net present value of the Bank’s banking

book assets, liabilities, and certain off-balance

sheet items given a
specific interest rate shock. It reflects a measurement

of the potential present value impact on

shareholders’ equity without an assumed

term profile for the
management of the Bank’s own equity and excludes

product margins.

The NIIS measures the net interest income (NII)

change over a twelve-month horizon for

a specified change in interest rates for banking

book assets, liabilities,
and certain off-balance sheet items assuming a

constant balance sheet over the period.

The Bank’s Market Risk policy sets overall limits

on the structural interest rate risk measures.

These limits are periodically reviewed and

approved by the Risk
Committee. In addition to the Board policy limits,

book-level risk limits are set for the

Bank’s management of non-trading interest rate

risk by Risk Management.
Exposures against these limits are routinely

monitored and reported, and breaches of the

Board limits, if any, are escalated to both the ALCO and the Risk
Committee.
The following table shows the potential before-tax

impact of an immediate and sustained

100 bps increase or decrease in interest rates

on the EVE and NIIS
measures.

TABLE 30: STRUCTURAL INTEREST RATE SENSITIVITY MEASURES
(millions of Canadian dollars) As at
April 30, 2025 January 31, 2025 April 30, 2024
EVE NII EVE NII EVE NII
Sensitivity Sensitivity 1 Sensitivity Sensitivity 1 Sensitivity Sensitivity 1
Canada U.S. Total Canada U.S. Total Total Total Total Total
Before-tax impact of

100 bps increase in rates
$
(775)
$
(1,837)
$
(2,612)
$
133
$
546
$
679
$
(2,573)
$
597
$
(2,312)
$
875

100 bps decrease in rates
596
1,520
2,116
(182)
(587)
(769)
2,056
(789)
1,861
(1,053)
1
Represents the twelve-month NII exposure to an immediate and sustained shock in rates, and may include adjustments for non-recurring items.
As at April 30, 2025, an immediate and sustained

100 bps increase in interest rates

would have had a negative impact to the Bank’s EVE

of $
2,612

million, an
increase of $
39

million from last quarter, and a positive impact to the Bank’s

NII of $
679

million, an increase of $
82

million from last quarter. An immediate and
sustained 100 bps decrease in interest rates

would have had a positive impact to the Bank’s EVE

of $
2,116

million, an increase of $
60

million from last quarter,
and a negative impact to the Bank’s NII of $
769

million, a decrease of $
20

million from last quarter. The quarter over quarter increase in EVE sensitivity is
attributed to marginally higher fixed rate assets

held, while NII sensitivity was maintained

relatively unchanged during the quarter.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 39
Liquidity Risk
The risk of having insufficient cash or collateral

to meet financial obligations and an inability

to, in a timely manner, raise funding or monetize assets at

a non-
distressed price. Financial obligations can arise

from deposit withdrawals, debt maturities,

commitments to provide credit or liquidity

support or the need to pledge
additional collateral.
TD’S LIQUIDITY RISK APPETITE
The Bank follows a disciplined liquidity management

program that is subject to risk governance

and oversight, and designed to maintain

sufficient liquidity to permit
the Bank to operate through a significant

liquidity event without relying on extraordinary

central bank assistance. The Bank seeks

to maintain a stable and
diversified funding profile that emphasizes

funding assets and contingencies to the appropriate

term.
The Bank manages liquidity risk using a

combination of quantitative and qualitative

measures with the objective of ensuring it has

sufficient liquidity to satisfy its
operational needs and client commitments

in both normal and stress conditions. The

Bank maintains buffers over regulatory minimums

prescribed by OSFI’s
Liquidity Adequacy Requirements (LAR) Guideline.

The Bank targets a 90-day survival horizon

under a combined bank-specific and

market-wide stress scenario,
and minimum surpluses over prescribed regulatory

requirements. The Bank’s funding program emphasizes

maximizing deposits as a core source

of funding and
having ready access to wholesale funding

markets across diversified terms, funding types,

and currencies. This approach helps lower

exposure to a sudden
contraction of wholesale funding capacity and

minimizes structural liquidity gaps. The Bank

also maintains a Contingency Funding

Plan (CFP) to enhance
preparedness for addressing potential liquidity

stress events. The Bank’s strategies, plans and

governance practices underpin an integrated

liquidity risk
management program that is designed to reduce

exposure to liquidity risk and maintain

compliance with regulatory requirements.
LIQUIDITY RISK MANAGEMENT RESPONSIBILITY
The Bank’s ALCO is responsible for establishing

effective management structures and practices

to ensure appropriate measurement,

management, and
governance of liquidity risk. The Global Liquidity

& Funding (GLF) Committee, a subcommittee

of the ALCO comprised of senior management

from Treasury,
Wholesale Banking and Risk Management,

identifies and monitors the Bank’s liquidity risks.

The management of liquidity risk is the responsibility

of the Senior
Executive Team member responsible for Treasury, while oversight and challenge are provided by the ALCO and independently by Risk Management.

The Risk
Committee regularly reviews the Bank’s liquidity

position and approves the Bank’s Liquidity Risk

Management Framework biennially and the related

policies
annually.
The Bank’s liquidity risk appetite and liquidity risk

management approach have not substantially

changed from that described in the Bank’s 2024

MD&A. For a
complete discussion of liquidity risk,

refer to the “Liquidity Risk” section in the

Bank’s 2024 MD&A.
Liquid assets
The Bank’s unencumbered liquid assets may be used

to help address potential liquidity requirements

arising from stress events. Liquid asset

eligibility considers
estimated in-stress market values and trading

market depths, as well as operational, legal,

or other impediments to sale, rehypothecation

or pledging.
Assets held by the Bank to meet liquidity

requirements are summarized in the following

tables. The tables do not include assets held

within the Bank’s insurance
businesses as these are used to support insurance-specific

liabilities and capital requirements.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 40
TABLE 31: SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY
(millions of Canadian dollars, except as noted) As at
Securities
received as
collateral from
securities
financing and
Bank-owned derivative Total Encumbered Unencumbered
liquid assets transactions liquid assets liquid assets liquid assets 1
April 30, 2025
Cash and central bank reserves $
21,197
$
–
$
21,197
$
1,143
$
20,054
Obligations of government, federal agencies, public sector

entities,
and multilateral development banks 2
114,129
99,988
214,117
88,361
125,756
Equities
14,618
5,302
19,920
16,926
2,994
Other debt securities
5,565
5,913
11,478
6,224
5,254
Other securities
–
–
–
–
–
Total Canadian dollar-denominated
155,509
111,203
266,712
112,654
154,058
Cash and central bank reserves
112,936
–
112,936
202
112,734
Obligations of government, federal agencies, public sector

entities,
and multilateral development banks
223,076
141,884
364,960
151,044
213,916
Equities
58,390
38,475
96,865
54,332
42,533
Other debt securities
70,534
16,999
87,533
26,348
61,185
Other securities
19,756
3,776
23,532
6,429
17,103
Total non-Canadian dollar-denominated
484,692
201,134
685,826
238,355
447,471
Total $
640,201
$
312,337
$
952,538
$
351,009
$
601,529
October 31, 2024
Total Canadian dollar

-denominated
$
163,269
$
117,083
$
280,352
$
110,064
$
170,288
Total non-Canadian

dollar-denominated
482,052
179,665
661,717
247,478
414,239
Total $
645,321
$
296,748
$
942,069
$
357,542
$
584,527
1
Unencumbered liquid assets include on-balance sheet assets, assets borrowed or purchased under resale agreements,

and other off-balance sheet collateral received less encumbered liquid assets.
2

Includes National Housing Act Mortgage-Backed Securities (NHA MBS).
Total unencumbered liquid assets increased by $
17

billion since October 31, 2024 primarily

due to proceeds received from the sale of

the equity investment in
Schwab.
Unencumbered liquid assets held in The

Toronto-Dominion Bank and multiple domestic and foreign subsidiaries (excluding insurance subsidiaries) and branches
are summarized in the following table.

TABLE 32: SUMMARY OF UNENCUMBERED LIQUID ASSETS BY

BANK, SUBSIDIARIES, AND BRANCHES
(millions of Canadian dollars)
As at

April 30 October 31
2025 2024
The Toronto-Dominion Bank (Parent) $
251,901
$
237,005
Bank subsidiaries
321,612
314,306
Foreign branches
28,016
33,216
Total $
601,529
$
584,527

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 41
The Bank’s

monthly average liquid assets (excluding those

held in insurance subsidiaries) for the quarters

ended April 30, 2025 and January 31,

2025, are
summarized in the following table.

TABLE 33: SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY
(millions of Canadian dollars, except as noted) Average for the three months ended
Securities
received as
collateral from
securities
financing and Total
Bank-owned derivative liquid Encumbered Unencumbered
liquid assets transactions assets liquid assets liquid assets
1
April 30, 2025
Cash and central bank reserves $ 26,606 $ – $ 26,606 $ 1,099 $ 25,507
Obligations of government, federal agencies, public sector

entities, and multilateral development banks 2 113,469 109,547 223,016 90,579 132,437
Equities 16,170 5,475 21,645 17,458 4,187
Other debt securities 4,969 6,146 11,115 6,554 4,561
Other securities – – – – –
Total Canadian dollar-denominated 161,214 121,168 282,382 115,690 166,692
Cash and central bank reserves 113,049 – 113,049 200 112,849
Obligations of government, federal agencies, public sector

entities, and multilateral development banks 226,020 143,736 369,756 154,793 214,963
Equities 57,592 41,137 98,729 58,568 40,161
Other debt securities 72,724 16,643 89,367 27,329 62,038
Other securities 20,753 3,912 24,665 6,823 17,842
Total non-Canadian dollar-denominated 490,138 205,428 695,566 247,713 447,853
Total $ 651,352 $ 326,596 $ 977,948 $ 363,403 $ 614,545
January 31, 2025
Total Canadian dollar-denominated $ 162,690 $ 123,312 $ 286,002 $ 115,431 $ 170,571
Total non-Canadian dollar-denominated 476,008 194,735 670,743 247,376 423,367
Total $ 638,698 $ 318,047 $ 956,745 $ 362,807 $ 593,938
1

Unencumbered liquid assets include on-balance sheet assets, assets borrowed or purchased under resale agreements,

and other off-balance sheet collateral received less encumbered liquid assets.
2

Includes NHA MBS.
Average unencumbered liquid assets held in

The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries (excluding insurance subsidiaries) and
branches are summarized in the following

table.

TABLE 34: SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES,

AND BRANCHES
(millions of Canadian dollars)
Average for the three months ended

April 30 January 31
2025 2025
The Toronto-Dominion

Bank (Parent)
$ 257,975 $ 242,148
Bank subsidiaries 328,128 322,354
Foreign branches 28,442 29,436
Total $ 614,545 $ 593,938
ASSET ENCUMBRANCE
In the course of the Bank’s daily operations, assets

are pledged to obtain funding, support

trading and brokerage businesses, and participate

in clearing and/or
settlement systems.
A summary of on-

and off-balance sheet encumbered and unencumbered

assets (excluding assets held in insurance

subsidiaries) is
presented as follows.
TABLE 35: ENCUMBERED AND UNENCUMBERED ASSETS
(millions of Canadian dollars) As at
Total Assets Encumbered Unencumbered
Total

Pledged as

Available as
Assets Collateral 1 Other 2 Collateral 3 Other 4
April 30, 2025
Cash and due from banks $ 5,501 $ – $ – $ – $ 5,501
Interest-bearing deposits with banks 139,744 7,622 – 127,903 4,219
Securities, trading loans, and other 961,985 413,019 22,826 504,739 21,401
Derivatives 89,210 – – – 89,210
Loans, net of allowance for loan losses 921,593 80,481 104,571 32,915 703,626
Other assets
5
96,608 223 – – 96,385
Total assets $ 2,214,641 $ 501,345 $ 127,397 $ 665,557 $ 920,342
October 31, 2024
Total assets $ 2,202,763 $ 509,319 $ 113,528 $ 635,491 $ 944,425
1

Pledged collateral refers to the portion of assets that are pledged through encumbering activities, such as repurchase agreements, securities lending, derivative contracts, and requirements associated with participation in clearing houses and payment systems.
2

Includes assets supporting TD’s long-term funding activities such as asset securitization and issuance of covered bonds.
3

Represents assets that are readily available for use as collateral to generate funding or support collateral requirements. This category includes unencumbered loans backed by real-estate that qualify as eligible collateral at Federal Home Loan Bank (FHLB).
4

Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but would not be considered immediately available.

Other assets include goodwill, other intangibles, land, buildings, equipment, other depreciable assets and right-of-use assets, deferred tax assets, amounts receivable from brokers, dealers, and clients, and other assets on the balance sheet not reported in the above categories.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 42
LIQUIDITY STRESS TESTING AND CONTINGENCY

FUNDING PLANS
In addition to the Bank’s internal liquidity stress

metric, the Bank performs liquidity

stress testing on multiple alternate scenarios.

These scenarios consist of a mix
of TD-specific and market-wide stress

events designed to evaluate the potential

impact of risk factors material to the

Bank’s risk profile. Liquidity assessments are
also part of the Bank’s Enterprise-Wide Stress

Testing program.
The Bank has designed CFPs for the enterprise

and material subsidiaries operating in foreign

jurisdictions. As they provide a playbook

for managing stressed
liquidity conditions, these plans are an integral

component of the Bank’s overall liquidity risk

management framework. The CFPs outline

different contingency
levels based on the severity and duration of

the liquidity situation and identify recovery

actions appropriate for each level. To support operational readiness, CFPs provide key steps required to implement

each recovery action. Regional CFPs identify

recovery actions to address region-specific

stress events. The actions and
governance structure outlined in the Bank’s

CFP are aligned with the Bank’s Crisis Management

Recovery Plan.
CREDIT RATINGS
Credit ratings may impact the Bank’s access to,

and cost of, raising funding and its ability

to engage in certain business activities

on a cost-effective basis. Credit
ratings and outlooks provided by rating agencies

reflect their views and methodologies and

are subject to change based on a number

of factors including the
Bank’s financial strength, competitive position, and

liquidity, as well as factors not entirely within the Bank’s control, including conditions affecting the overall
financial services industry.
TABLE 36: CREDIT RATINGS 1
As at
April 30, 2025
Moody’s S&P Fitch DBRS 2
Deposits/Counterparty 3 Aa2 A+ AA AA
Legacy Senior Debt 4 Aa3 A+ AA AA
Senior Debt 5 A2 A- AA- AA (low)
Covered Bonds Aaa – AAA AAA
Legacy Subordinated Debt – non-NVCC A3 A- A A (high)
Tier 2 Subordinated Debt – NVCC A3 (hyb) BBB+ A A (low)
AT1 Perpetual Debt – NVCC Baa2 (hyb) BBB- BBB+ –
Limited Recourse Capital Notes – NVCC Baa2 (hyb) BBB- BBB+ BBB (high)
Preferred Shares – NVCC Baa2 (hyb) BBB- BBB+ Pfd-2
Short-Term Debt (Deposits) P-1 A-1 F1+ R-1 (high)
Outlook Stable Stable Negative Stable
1

The above ratings are for The Toronto-Dominion

Bank legal entity. Subsidiaries’ ratings are available

on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not
recommendations to purchase, sell, or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision
or withdrawal at any time by the rating organization.
2

Reflects ratings downgrade and outlook change made by DBRS subsequent to quarter end, on May 2, 2025.
3

Represents Moody’s Long-Term

Deposits Ratings and Counterparty Risk Rating, S&P’s Issuer Credit Rating, Fitch’s

Long-Term Deposits Rating and DBRS

’

Long-Term Issuer Rating.
4

Includes (a) Senior debt issued prior to September 23, 2018; and (b) Senior debt issued on or after September

23, 2018, which is excluded from the bank recapitalization “bail-in” regime.
5

Subject to conversion under the bank recapitalization “bail-in”

regime.
The Bank regularly reviews the level

of increased collateral its trading counterparties

would require in the event of a downgrade of

TD’s credit rating. The following
table presents the additional collateral that

could have been contractually required

to be posted to over-the-counter (OTC) derivative

counterparties as of the
reporting date in the event of one, two, and

three-notch downgrades of the Bank’s credit

ratings.

TABLE 37: ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES 1
(millions of Canadian dollars)
Average for the three months ended

April 30 January 31
2025 2025
One-notch downgrade $ 531 $ 83
Two-notch downgrade 1,086 772
Three-notch downgrade 2,207 3,028
1

These collateral requirements are based on each OTC trading counterparty’s Credit Support Annex and the Bank’s credit rating across applicable rating agencies.

LIQUIDITY COVERAGE RATIO (LCR)

The LCR is a Basel III standard that aims to ensure

that an institution has an adequate stock

of unencumbered high-quality liquid assets

(HQLA), consisting of
cash or assets that could be converted into

cash to meet its liquidity needs for a 30-calendar

day liquidity stress scenario.
Other than during periods of financial stress,

the Bank must maintain the LCR above 100%

in accordance with the published OSFI

LAR requirement. The
Bank’s LCR is calculated according to the scenario

parameters in the LAR guideline, including

prescribed HQLA eligibility criteria and haircuts,

deposit run-off
rates, and other outflow and inflow rates.

HQLA held by the Bank that are eligible

for the LCR under the LAR are primarily

central bank reserves, sovereign-issued
or sovereign-guaranteed securities, and

high-quality securities issued by non-financial

entities.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 43
The following table summarizes the Bank’s average

daily LCR as of the relevant dates.

TABLE 38: AVERAGE LIQUIDITY COVERAGE RATIO 1
(millions of Canadian dollars, except

as noted)
Average for the three months ended
April 30, 2025
Total unweighted Total weighted
value (average) 2 value (average) 3
High-quality liquid assets
Total high-quality liquid assets $ n/a 4 $ 382,814
Cash outflows
Retail deposits and deposits from small business

customers, of which:
$ 512,080 $ 33,030
Stable deposits 272,752 8,183
Less stable deposits 239,328 24,847
Unsecured wholesale funding, of which: 395,738 197,831
Operational deposits (all counterparties)

and deposits in networks of cooperative banks
141,371 33,464
Non-operational deposits (all counterparties) 228,778 138,778
Unsecured debt 25,589 25,589
Secured wholesale funding n/a 47,068
Additional requirements, of which: 369,515 115,384
Outflows related to derivative exposures and

other collateral requirements
64,596 52,834
Outflows related to loss of funding on debt products 11,420 11,420
Credit and liquidity facilities 293,499 51,130
Other contractual funding obligations 16,504 9,608
Other contingent funding obligations 851,053 13,059
Total cash outflows $ n/a $ 415,980
Cash inflows
Secured lending

$ 269,537 $ 45,280
Inflows from fully performing exposures 35,611 12,058
Other cash inflows 87,922 87,922
Total cash inflows $ 393,070 $ 145,260
Average for the three months ended
April 30, 2025 January 31, 2025
Total adjusted Total adjusted
value value
Total high-quality liquid assets $ 382,814 $ 381,731
Total net cash outflows 270,720 270,041
Liquidity coverage ratio 141% 141%
1

The LCR is calculated in accordance with OSFI’s LAR guideline, which is reflective of liquidity-related requirements published by the BCBS. The LCR for the quarter ended April 30, 2025 is calculated as an average of the 61 daily data points in the quarter.
2

Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
3

Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, and caps as prescribed by the OSFI LAR guideline.
4

Not applicable as per the LCR common disclosure template.
The Bank’s average LCR was 141% for the

quarter ended April 30, 2025 and continues

to meet regulatory requirements.

The Bank holds a variety of liquid assets

commensurate with its liquidity needs.

Most of these liquid assets also qualify as

HQLA under the OSFI LAR guideline.
LCR is expected to normalize as the

Bank targets more typical LCR levels,

though will remain elevated in the near-term

reflecting proceeds received from sale of
the equity investment in Schwab
15
. The average HQLA of the Bank for the

quarter ended April 30, 2025 was $383 billion

(January 31, 2025

– $382 billion), with
Level 1 assets representing 86%

(January 31, 2025 – 86%). The Bank’s reported

HQLA excludes excess HQLA from U.S.

Retail operations, as required by the
OSFI LAR guideline, to reflect liquidity

transfer considerations between U.S. Retail

and its affiliates as a result of the U.S. Federal

Reserve Board’s regulations. By
excluding excess HQLA, the U.S. Retail

LCR is effectively capped at 100% prior to total

Bank consolidation.
As described in the “How TD Manages Liquidity

Risk” section of the Bank’s 2024 MD&A, the Bank

manages its HQLA and other liquidity buffers to

the higher of
TD’s internal 90-day surplus requirement and its

target buffers over regulatory requirements including

those for LCR, NSFR, and the Net Cumulative

Cash Flow
metrics.
NET STABLE

FUNDING RATIO (NSFR)
The NSFR is a Basel III metric calculated as

the ratio of total available stable funding

(ASF) over total required stable funding (RSF)

in accordance with OSFI’s
LAR guideline. The Bank must maintain an

NSFR equal to or above 100% as required by

LAR. The Bank’s ASF comprises the Bank’s liability

and capital
instruments (including deposits and wholesale

funding). The assets that require

stable funding are based on the Bank’s on and off-balance

sheet activities and a
function of their liquidity characteristics and

the requirements of OSFI’s LAR guideline.

15
The Bank’s expectations regarding liquidity levels are based on the Bank’s assumptions regarding certain factors, including product growth, strategic plans, pace of share repurchases under the Bank’s normal course issuer bid (which is subject to financial forecasts and capital requirements).

The Bank’s assumptions are subject to inherent uncertainties and may vary based on factors both within and outside the Bank’s control, including general market conditions, economic outlooks and geopolitical matters. Refer to the “Risk Factors That May Affect
Future Results” section of this document for additional information about risks and uncertainties that may impact the Bank’s estimates.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 44
TABLE 39: NET STABLE FUNDING RATIO
1
(millions of Canadian dollars, except

as noted)
As at
April 30, 2025
Unweighted value by residual maturity
6 months to
No

Less than

less than

More than Weighted
maturity 2
6 months

1 year

1 year

value 3
Available Stable Funding Item
Capital $ 122,551 $ n/a $ n/a $ 10,389 $ 132,939
Regulatory capital 122,551 n/a n/a 10,389 132,939
Other capital instruments n/a n/a n/a – –
Retail deposits and deposits from small business

customers:
459,830 72,185 38,790 30,515 558,601
Stable deposits 255,271 26,970 15,594 14,686 297,629
Less stable deposits 204,559 45,215 23,196 15,829 260,972
Wholesale funding: 260,044 413,059 79,733 234,773 448,421
Operational deposits 112,284 2,291 – – 57,288
Other wholesale funding 147,760 410,768 79,733 234,773 391,133
Liabilities with matching interdependent assets 4 – 1,421 2,053 31,356 –
Other liabilities: 54,980 101,158 6,819
NSFR derivative liabilities n/a 5,636

n/a

All other liabilities and equity not included

in the above categories
54,980 87,988 1,431 6,103 6,819
Total Available Stable Funding $ 1,146,780
Required Stable Funding Item
Total NSFR high-quality liquid assets $

n/a

$

n/a

$

n/a

$

n/a

$ 57,595
Deposits held at other financial institutions for

operational purposes
– – – – –
Performing loans and securities 118,231 255,628 118,885 659,819 768,381
Performing loans to financial institutions

secured by Level 1 HQLA
– 59,876 12,889 – 11,200
Performing loans to financial institutions

secured by non-Level 1
HQLA and unsecured performing loans to

financial institutions
– 73,881 6,336 10,176 21,393
Performing loans to non-financial corporate

clients, loans to retail
and small business customers, and loans

to sovereigns, central
banks and PSEs, of which: 40,113 64,508 43,726 293,647 341,817
With a risk weight of less than or equal

to 35% under the Basel II
standardized approach for credit risk n/a – – – –
Performing residential mortgages, of which: 35,138 50,559 53,794 289,485 295,668
With a risk weight of less than or equal

to 35% under the Basel II
standardized approach for credit risk 35,138 50,559 53,794 289,485 295,668
Securities that are not in default and do not

qualify as HQLA,
including exchange-traded equities 42,980 6,804 2,140 66,511 98,303
Assets with matching interdependent liabilities 4 – 2,562 2,733 29,535 –
Other assets: 75,191 142,837 107,495
Physical traded commodities, including gold 18,064

n/a

n/a

n/a

15,616
Assets posted as initial margin for derivative

contracts and

contributions to default funds of CCPs 17,402 14,792
NSFR derivative assets

n/a

7,291 1,655
NSFR derivative liabilities before deduction

of variation margin
posted

n/a

21,484 1,074
All other assets not included in the above

categories
57,127 88,452 1,175 7,033 74,358
Off-balance sheet items

n/a

838,498 30,270
Total Required Stable Funding $ 963,741
Net Stable Funding Ratio

119%
As at
October 31, 2024
Total Available Stable Funding $ 1,154,060
Total Required Stable Funding 994,567
Net Stable Funding Ratio

116%
1

The NSFR is calculated in accordance with OSFI’s LAR guideline, which is reflective of liquidity-related requirements published by the BCBS.
2

Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity,

non-maturity deposits, short
positions, open maturity positions, non-HQLA equities, and physical traded commodities.
3

Weighted values are calculated after the application of respective NSFR weights, as prescribed by the

OSFI LAR guideline.
4

Interdependent asset and liability items are deemed by OSFI to be interdependent and have RSF and ASF risk factors adjusted to zero. Interdependent liabilities cannot fall due while the asset is still on balance sheet, cannot be used to fund any other assets and principal payments from the asset cannot be used for anything other than repaying the liability.

As such, the
only interdependent assets and liabilities that qualify for this treatment at the Bank are the liabilities arising from the

Canada Mortgage Bonds Program and their corresponding
encumbered assets.
The Bank’s NSFR for the quarter ended April 30,

2025 is 119%

(October 31, 2024 – 116%) representing a surplus of $183 billion and adherence to regulatory
requirements. The NSFR’s increase is predominantly

attributable to sale proceeds received

from the equity investment in Schwab.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 45
FUNDING
The Bank has access to a variety of unsecured

and secured funding sources. The Bank’s

funding activities are conducted in accordance

with liquidity risk
management policies that require assets be

funded to the appropriate term and to a prudent

diversification profile.
The Bank’s primary approach to funding is

to maximize the use of deposits raised through

its personal,

wealth and business banking channels.

The deposits
raised from these sources were approximately
64
% (October 31, 2024 –
63
%) of the Bank’s total funding. Non-personal

deposit funding as reflected below does
not include the Bank’s Wholesale Banking deposits

(including Corporate & Investment Banking).
TABLE 40: SUMMARY OF DEPOSIT FUNDING 1
(millions of Canadian dollars)
As at

April 30 October 31
2025 2024
Personal $
648,504
$
641,667
Non-personal
306,554
310,422
Total $
955,058
$
952,089
1
The calculation methodology has been changed to reflect deposit funding from personal, wealth and business banking channels.

WHOLESALE FUNDING
The Bank maintains various registered external

wholesale term (greater than 1 year) funding

programs to provide access to diversified

funding sources, including
asset securitization, covered bonds, and

unsecured wholesale debt. The Bank raises

term funding through Senior Notes, NHA

MBS, notes backed by credit card
receivables (Evergreen Credit Card Trust) and home equity

lines of credit (Genesis Trust II). The Bank’s wholesale

funding is diversified by geography, currency,
and funding types. The Bank raises short-term

(1 year or less) funding using certificates

of deposit, commercial paper, and up until June 28, 2024,

bankers’
acceptances.
The following table summarizes the registered

term funding and capital programs by geography, with the related program size as at April 30,

2025.
Canada United States Europe
Capital Securities Program ($20 billion)
Canadian Senior Medium-Term Linked Notes
Program ($5 billion)
HELOC ABS Program (Genesis Trust II) ($7

billion)
U.S. SEC (F-3) Registered Capital and

Debt
Program (US$75 billion)
U.K. Financial Conduct Authority (FCA) Registered
Legislative Covered Bond Program ($100 billion)
FCA Registered Global Medium-Term Note Program
(US$40 billion)
The following table presents a breakdown of

the Bank’s term debt by currency and funding

type. Term funding as at April 30, 2025, was $185.6

billion
(October 31, 2024 – $184.5 billion).
Note that Table 41: Long-Term Funding and Table

42: Wholesale Funding do not include

any funding accessed via repurchase transactions

or securities financing.
TABLE 41: LONG-TERM FUNDING
1
As at
April 30 October 31
Long-term funding by currency 2025

2024
Canadian dollar 24% 25%
U.S. dollar 34 31
Euro 32 33
British pound 4 5
Other 6 6
Total 100% 100%
Long-term funding by type

Senior unsecured medium-term notes 51% 51%
Covered bonds 40 40
Mortgage securitization 2 7 7
Term asset-backed securities 2 2
Total 100% 100%
1
The table includes funding issued to external investors

only.
2
Mortgage securitization excludes the residential

mortgage trading business.
The Bank maintains depositor concentration

limits in respect of short-term wholesale

deposits so that it is not overly reliant

on individual depositors for funding.
The Bank further limits short-term wholesale

funding maturity concentration in an effort to

mitigate refinancing risk during a stress event.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 46
The following table represents the remaining

maturity of various sources of funding outstanding

as at April 30,

2025 and October 31, 2024.

TABLE 42: WHOLESALE FUNDING
(millions of Canadian dollars)
As at
April 30 October 31
2025 2024
Less than 1 to 3 3 to 6 6 months Up to 1 Over 1 to Over
1 month months months to 1 year year 2 years 2 years Total Total
Deposits from banks
1
$ 252 $ 280 $ 309 $ 217 $ 1,058 $ 48 $ – $ 1,106 $ 1,856
Bearer deposit notes 333 891 656 828 2,708 – – 2,708 787
Certificates of deposit 11,007 20,228 32,262 30,754 94,251 174 – 94,425 101,168
Commercial paper 10,353 11,990 13,390 13,138 48,871 – – 48,871 60,339
Covered bonds – 10,349 – 9,767 20,116 22,529 31,614 74,259 75,399
Mortgage securitization 2 – 1,221 240 2,552 4,013 4,082 27,458 35,553 32,684
Legacy senior unsecured medium-term
notes 3 – – 207 62 269 – – 269 88
Senior unsecured medium-term notes 4 – 5,694 5,557 8,672 19,923 21,576 53,369 94,868 93,157
Subordinated notes and debentures 5 200 – – – 200 – 10,514 10,714 11,473
Term asset-backed

securitization
1,286 2,382 1,331 7,131 12,130 1,140 1,698 14,968 9,604
Other 6 37,892 7,756 7,961 780 54,389 1,031 3,245 58,665 70,951
Total $ 61,323 $ 60,791 $ 61,913 $ 73,901 $ 257,928 $ 50,580 $ 127,898 $ 436,406 $ 457,506
Of which:
Secured $ 10,591 $ 20,845 $ 8,464 $ 19,451 $ 59,351 $ 27,751 $ 60,773 $ 147,875 $ 153,855
Unsecured 50,732 39,946 53,449 54,450 198,577 22,829 67,125 288,531 303,651
Total $ 61,323 $ 60,791 $ 61,913 $ 73,901 $ 257,928 $ 50,580 $ 127,898 $ 436,406 $ 457,506
1

Only includes fixed-term commercial bank deposits.
2

Includes mortgage-backed securities (MBS) issued to external investors and Wholesale Banking residential mortgage trading business.
3

Includes a) senior debt issued prior to September 23, 2018; and b) senior debt issued on or after September 23,

2018 which is excluded from the bank recapitalization “bail-in” regime, including debt with an original term-to-maturity of less than 400 days.
4

Comprised of senior debt subject to conversion under the bank recapitalization “bail-in”

regime. Excludes $3.7 billion of structured notes subject to conversion under the “bail-in”
regime (October 31, 2024 – $4.4 billion).
5

Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
6
Includes fixed-term deposits from non-bank institutions (unsecured) of $19.8 billion (October 31, 2024 – $17.3 billion) and the remaining are non-term deposits.
Excluding the Wholesale Banking residential

mortgage trading business, the Bank’s total

mortgage-backed securities issued to external

investors for the three and
six months ended April 30, 2025, was $1.3

billion and $2.3 billion, respectively (three

and six months ended April 30, 2024 – $0.7

billion and $0.8 billion,
respectively) and other asset-backed

securities issued for the three and six

months ended April 30, 2025, was nil and

$0.2 billion (three and six months ended
April 30, 2024 – nil). The Bank also issued

nil and $10.4

billion, respectively,

of unsecured medium-term notes for the three

and six months ended April 30, 2025
(three and six months ended April 30, 2024 –

$7.5 billion and $8.1 billion, respectively).

Covered bonds issued for the three and six

months ended April 30, 2025
was nil (three and six months ended April

30, 2024 – $10.2 billion and $14.7 billion,

respectively).
MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND OFF-BALANCE SHEET COMMITMENTS
The following table summarizes on-balance

sheet and off-balance sheet categories by remaining

contractual maturity. Off-balance sheet commitments include
contractual obligations to make future payments

on certain lease-related commitments, certain

purchase obligations, and other liabilities.

The values of credit
instruments reported in the following

table represent the maximum amount of additional

credit that the Bank could be obligated to extend

should such instruments
be fully drawn or utilized. Since a significant

portion of guarantees and commitments

are expected to expire without being

drawn upon, the total of the contractual
amounts is not representative of expected future

liquidity requirements. These contractual

obligations have an impact on the Bank’s short-term

and long-term
liquidity and capital resource needs.
The maturity analysis presented does not depict

the degree of the Bank’s maturity transformation or

the Bank’s exposure to interest rate and liquidity risk.

The
Bank’s objective is to fund its assets appropriately

to protect against borrowing cost volatility

and potential reductions to funding market

availability. The Bank
utilizes stable non-maturity deposits (chequing

and savings accounts) and term deposits

as the primary source of long-term funding

for the Bank’s non-trading
assets including personal and business

term loans and the stable balance of revolving

lines of credit. Additionally, the Bank issues long-term funding in respect of
such non-trading assets and raises short

term funding primarily to finance trading assets.

The liquidity of trading assets under stressed

market conditions is
considered when determining the appropriate

term of the funding.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 47
TABLE 43: REMAINING CONTRACTUAL MATURITY
(millions of Canadian dollars) As at
April 30, 2025
No
Less than 1 to 3 3 to 6 6 to 9 9 months Over 1 to Over 2 to Over specific
1 month months months months to 1 year 2 years 5 years 5 years maturity Total
Assets
Cash and due from banks $
5,501
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
5,501
Interest-bearing deposits with banks
137,234
266
179
–
–
–
–
–
2,065
139,744
Trading loans, securities, and other
1
3,703
4,631
4,810
4,133
4,282
16,411
27,981
31,113
97,938
195,002
Non-trading financial assets at fair
value through profit or loss
419
915
184
–
4
1,024
2,259
956
1,767
7,528
Derivatives
13,257
13,988
7,218
6,682
5,302
12,153
17,702
12,908
–
89,210
Financial assets designated at fair
value through profit or loss
377
461
340
209
330
1,420
1,837
1,534
–
6,508
Financial assets at fair value through
other comprehensive income
2,151
8,964
8,840
3,848
4,249
6,255
31,792
46,923
3,880
116,902
Debt securities at amortized cost,
net of allowances for credit losses
1,725
5,076
4,268
9,171
6,259
26,019
76,363
125,539
(3)
254,417
Securities purchased under
reverse repurchase agreements
2
135,050
34,602
26,874
7,746
9,348
527
63
–
2,266
216,476
Loans
Residential mortgages

1,498
7,644
14,934
14,054
17,954
88,138
120,399
51,677
–
316,298
Consumer instalment and other personal
1,637
3,621
5,445
4,903
7,494
31,156
82,065
35,419
62,263
234,003
Credit card
–
–
–
–
–
–
–
–
40,465
40,465
Business and government

56,288
19,021
18,152
15,713
14,658
46,369
95,650
59,170
29,204
354,225
Total loans
59,423
30,286
38,531
34,670
40,106
165,663
298,114
146,266
131,932
944,991
Allowance for loan losses
–
–
–
–
–
–
–
–
(8,613)
(8,613)
Loans, net of allowance for loan losses
59,423
30,286
38,531
34,670
40,106
165,663
298,114
146,266
123,319
936,378
Investment in Schwab
–
–
–
–
–
–
–
–
–
–
Goodwill
3
–
–
–
–
–
–
–
–
18,703
18,703
Other intangibles
3
–
–
–
–
–
–
–
–
3,167
3,167
Land, buildings, equipment, and other depreciable

assets, and right-of-use assets
3
–
1
1
12
8
80
661
3,014
5,934
9,711
Deferred tax assets
–
–
–
–
–
–
–
–
5,309
5,309
Amounts receivable from brokers, dealers, and clients
31,276
–
–
–
–
–
–
–
–
31,276
Other assets
6,056
2,594
827
742
2,754
241
304
260
14,664
28,442
Total assets $
396,172
$
101,784
$
92,072
$
67,213
$
72,642
$
229,793
$
457,076
$
368,513
$
279,009
$
2,064,274
Liabilities
Trading deposits $
2,708
$
2,360
$
3,469
$
2,785
$
2,789
$
4,901
$
7,330
$
2,419
$
–
$
28,761
Derivatives
14,941
12,611
6,177
6,213
5,836
9,483
15,411
12,813
–
83,485
Securitization liabilities at fair value
–
785
97
1,047
601
2,635
10,737
6,494
–
22,396
Financial liabilities designated at

fair value through profit or loss

51,291
39,269
50,315
28,192
24,464
174
4
–
216
193,925
Deposits
4,5
Personal
11,699
23,881
27,788
25,494
18,574
16,462
14,013
2
510,591
648,504
Banks
18,702
7,413
6,893
644
–
–
3
1
11,293
44,949
Business and government
22,984
29,497
12,957
11,122
15,613
45,649
64,750
23,628
348,095
574,295
Total deposits
53,385
60,791
47,638
37,260
34,187
62,111
78,766
23,631
869,979
1,267,748
Obligations related to securities sold short
1
1,419
5,117
1,076
583
2,066
7,278
13,851
10,534
1,629
43,553
Obligations related to securities sold under repurchase

agreements 2
167,674
13,944
1,722
619
1,455
164
26
–
1,798
187,402
Securitization liabilities at amortized cost
–
436
143
718
186
1,447
4,983
5,245
–
13,158
Amounts payable to brokers, dealers, and clients
31,584
–
–
–
–
–
–
–
523
32,107
Insurance contract liabilities
211
402
603
603
636
1,118
1,745
769
835
6,922
Other liabilities
11,657
9,744
6,288
2,778
1,455
1,881
1,875
5,482
6,852
48,012
Subordinated notes and debentures

200
–
–
–
–
–
–
10,514
–
10,714
Equity
–
–
–
–
–
–
–
–
126,091
126,091
Total liabilities and equity $
335,070
$
145,459
$
117,528
$
80,798
$
73,675
$
91,192
$
134,728
$
77,901
$
1,007,923
$
2,064,274
Off-balance sheet commitments
Credit and liquidity commitments
6,7
$
23,761
$
31,442
$
31,959
$
23,186
$
20,492
$
53,728
$
173,913
$
4,563
$
1,958
$
365,002
Other commitments
8
178
118
233
322
286
931
1,593
408
43
4,112
Unconsolidated structured entity commitments
28
118
806
628
401
357
–
–
–
2,338
Total off-balance sheet commitments $
23,967
$
31,678
$
32,998
$
24,136
$
21,179
$
55,016
$
175,506
$
4,971
$
2,001
$
371,452
1
Amount has been recorded according to the remaining contractual maturity of the underlying security.

2

Certain contracts considered short-term are presented in ‘less than 1 month’ category.
3

Certain non-financial assets have been recorded as having ‘no specific maturity’.
4

As the timing of demand deposits and notice deposits is non-specific and callable by the depositor,

obligations have been included as having ‘no specific maturity’.
5

Includes $
74

billion of covered bonds with remaining contractual maturities of $
10

billion in ‘over 1 to 3 months’, $
10

billion in ‘over 9 months to 1 year, $
22

billion in ‘over 1 to 2 years’,
$
26

billion in ‘over 2 to 5 years’, and $
6

billion in ‘over 5 years’.
6

Includes $
653

million in commitments to extend credit to private equity investments.
7

Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
8

Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments
.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 48
TABLE 43: REMAINING CONTRACTUAL MATURITY (continued)
(millions of Canadian dollars) As at
October 31, 2024
No
Less than 1 to 3 3 to 6 6 to 9 9 months Over 1 to Over 2 to Over specific
1 month months months months to 1 year 2 years 5 years 5 years maturity Total
Assets
Cash and due from banks $
6,437
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
6,437
Interest-bearing deposits with banks
165,665
23
–
–
–
–
–
–
4,242
169,930
Trading loans, securities, and other
1
3,773
4,852
6,777
4,852
4,729
11,756
28,458
27,484
83,089
175,770
Non-trading financial assets at fair value through
profit or loss
–
2
301
1,431
96
702
810
694
1,833
5,869
Derivatives
11,235
12,059
5,501
4,257
2,587
10,485
17,773
14,164
–
78,061
Financial assets designated at fair value through
profit or loss
367
251
486
613
292
1,144
1,865
1,399
–
6,417
Financial assets at fair value through other comprehensive

income
357
7,284
6,250
6,459
9,367
5,766
19,729
34,270
4,415
93,897
Debt securities at amortized cost, net of allowance
for credit losses
1,620
4,237
4,763
6,367
4,072
30,513
93,429
126,617
(3)
271,615
Securities purchased under reverse repurchase

agreements
2
134,310
35,360
19,897
10,119
5,299
1,722
482
–
1,028
208,217
Loans
Residential mortgages

7,502
11,817
13,066
16,074
4,353
86,112
132,381
60,344
–
331,649
Consumer instalment and other personal
974
1,758
2,509
4,077
6,137
28,498
88,052
35,096
61,281
228,382
Credit card
–
–
–
–
–
–
–
–
40,639
40,639
Business and government

55,591
15,405
10,866
19,340
18,982
47,488
98,362
61,904
29,035
356,973
Total loans
64,067
28,980
26,441
39,491
29,472
162,098
318,795
157,344
130,955
957,643
Allowance for loan losses
–
–
–
–
–
–
–
–
(8,094)
(8,094)
Loans, net of allowance for loan losses
64,067
28,980
26,441
39,491
29,472
162,098
318,795
157,344
122,861
949,549
Investment in Schwab
–
–
–
–
–
–
–
–
9,024
9,024
Goodwill
3
–
–
–
–
–
–
–
–
18,851
18,851
Other intangibles
3
–
–
–
–
–
–
–
–
3,044
3,044
Land, buildings, equipment, other depreciable
assets, and right-of-use assets
3
–
8
1
4
12
81
562
3,130
6,039
9,837
Deferred tax assets
–
–
–
–
–
–
–
–
4,937
4,937
Amounts receivable from brokers, dealers, and clients
22,115
–
–
–
–
–
–
–
–
22,115
Other assets
6,556
2,478
2,989
556
367
373
312
153
14,397
28,181
Total assets $
416,502
$
95,534
$
73,406
$
74,149
$
56,293
$
224,640
$
482,215
$
365,255
$
273,757
$
2,061,751
Liabilities
Trading deposits $
4,522
$
2,516
$
2,768
$
2,101
$
3,715
$
5,488
$
7,566
$
1,736
$
–
$
30,412
Derivatives
9,923
11,556
5,740
3,319
2,783
8,800
12,877
13,370
–
68,368
Securitization liabilities at fair value
–
1,004
328
644
97
3,313
9,443
5,490
–
20,319
Financial liabilities designated at

fair value through profit or loss

50,711
25,295
51,967
40,280
37,964
1,477
–
–
220
207,914
Deposits
4,5
Personal
14,229
31,997
30,780
16,971
19,064
15,120
15,590
7
497,909
641,667
Banks
14,714
4,287
2,434
16,343
6,954
–
3
–
12,963
57,698
Business and government
23,536
24,136
11,295
19,038
9,020
37,681
76,667
24,144
343,798
569,315
Total deposits
52,479
60,420
44,509
52,352
35,038
52,801
92,260
24,151
854,670
1,268,680
Obligations related to securities sold short
1
1,431
2,392
750
971
603
8,303
10,989
12,610
1,466
39,515
Obligations related to securities sold under repurchase

agreements
2
173,741
21,172
2,096
1,036
30
1,225
23
–
2,577
201,900
Securitization liabilities at amortized cost
119
589
819
438
144
1,843
4,823
3,590
–
12,365
Amounts payable to brokers, dealers, and clients
26,598
–
–
–
–
–
–
–
–
26,598
Insurance-related liabilities
224
448
671
671
705
1,184
1,656
727
883
7,169
Other liabilities
12,396
14,478
7,279
1,114
876
1,886
1,421
5,608
6,820
51,878
Subordinated notes and debentures

–
–
–
200
–
–
–
11,273
–
11,473
Equity
–
–
–
–
–
–
–
–
115,160
115,160
Total liabilities and equity $
332,144
$
139,870
$
116,927
$
103,126
$
81,955
$
86,320
$
141,058
$
78,555
$
981,796
$
2,061,751
Off-balance sheet commitments
Credit and liquidity commitments
6,7
$
31,198
$
28,024
$
26,127
$
24,731
$
21,440
$
52,706
$
174,388
$
4,743
$
1,948
$
365,305
Other commitments
8
113
266
270
400
254
1,019
1,591
403
50
4,366
Unconsolidated structured entity commitments
–
–
–
125
766
490
19
–
–
1,400
Total off-balance sheet commitments $
31,311
$
28,290
$
26,397
$
25,256
$
22,460
$
54,215
$
175,998
$
5,146
$
1,998
$
371,071
1
Amount has been recorded according to the remaining contractual maturity of the underlying security.

2

Certain contracts considered short-term are presented in ‘less than 1 month’ category.
3

Certain non-financial assets have been recorded as having ‘no specific maturity’.
4

As the timing of demand deposits and notice deposits is non-specific and callable by the depositor,

obligations have been included as having ‘no specific maturity’.
5

Includes $
75

billion of covered bonds with remaining contractual maturities of $
2

billion in ‘over 3 months to 6 months’, $
10

billion in ‘over 6 months to 9 months’, $
18

billion in ‘over 1 to
2 years’, $
37

billion in ‘over 2 to 5 years’, and $
8

billion in ‘over 5 years’.
6

Includes $
609

million in commitments to extend credit to private equity investments.
7

Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.

Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 49
ISSB – IFRS S1 and IFRS S2
On April 23, 2025, Canadian Securities Administrators

(CSA) announced that it is pausing its

work on the development of a new mandatory

climate-related
disclosure rule that is based on the two standards

issued by the Canadian Sustainability

Standards Board (CSSB). The CSSB standards

are based on the
international sustainability standards issued

by the International Sustainability Standards

Board (ISSB). They set out the disclosure requirements

for financially
material information about sustainability and

climate-related risks and opportunities

to meet investor information needs.

For these standards to become mandatory
requirements in Canada, they would need

to be incorporated into a CSA rule. The Bank

continues to assess the impact of adopting these

standards and to monitor
developments from various standard setters

and regulators.
SECURITIZATION AND

OFF-BALANCE SHEET ARRANGEMENTS
The Bank enters into securitization and off-balance

sheet arrangements in the normal course of

operations. The Bank is involved with

structured entities (SEs) that
it sponsors, as well as entities sponsored

by third parties. Refer to “Securitization and

Off-Balance Sheet Arrangements”

section, Note 9: Transfers of Financial
Assets and Note 10: Structured Entities of

the Bank’s 2024 Annual Report for further details.

There have been no significant changes

to the Bank’s securitization
and off-balance sheet arrangements during the quarter

ended April 30, 2025.
Securitization of Third-Party Originated

Assets
Significant Unconsolidated Special Purpose

Entities
The Bank securitizes third-party originated

assets through Bank-sponsored SEs, including

its Canadian multi-seller conduits which are

not consolidated. These
Canadian multi-seller conduits securitize

Canadian originated third-party assets.

The Bank administers these multi-seller

conduits and provides liquidity facilities

as
well as securities distribution services; it

may also provide credit enhancements.

TD’s total potential exposure to loss through the

provision of liquidity facilities for
multi-seller conduits was $20.7 billion as

at April 30, 2025 (October 31, 2024

– $16.8 billion). As at April 30, 2025,

the Bank had funded exposure of $18.3 billion
under such liquidity facilities relating

to outstanding issuances of asset-backed

commercial paper (October 31, 2024 – $15.4

billion).
ACCOUNTING POLICIES AND ESTIMATES

The Bank’s

unaudited Interim Consolidated Financial

Statements have been prepared in accordance

with IFRS. For details of the Bank’s

accounting policies under
IFRS, refer to Note 2 of the Bank’s second

quarter 2025 Interim Consolidated Financial

Statements and 2024 Annual

Consolidated Financial Statements. For
details of the Bank’s significant accounting

judgments, estimates, and assumptions

under IFRS, refer to Note 3 of the Bank’s

second quarter 2025

Interim
Consolidated Financial Statements and the Bank’s

2024

Annual Consolidated Financial Statements.
CURRENT CHANGES IN ACCOUNTING

POLICIES
There were no new accounting policies adopted

by the Bank for the three and six months ended

April 30, 2025.
ACCOUNTING JUDGMENTS, ESTIMATES,

AND ASSUMPTIONS
The estimates used in the Bank’s accounting

policies are essential to understanding its

results of operations and financial condition.

Some of the Bank’s policies
require subjective, complex judgments and

estimates as they relate to matters

that are inherently uncertain. Changes in these judgments

or estimates and
changes to accounting standards and policies

could have a materially adverse impact

on the Bank’s Interim Consolidated Financial Statements.

The Bank has
established procedures to ensure that accounting

policies are applied consistently and that

the processes for changing methodologies,

determining estimates, and
adopting new accounting standards are well-controlled

and occur in an appropriate and systematic

manner.
Impairment – Expected Credit Loss Model
The ECL model requires the application of judgments,

estimates,

and assumptions in the assessment of the

current and forward-looking economic

environment.
There remains elevated economic uncertainty, and management

continues to exercise expert credit judgment

in assessing if an exposure has experienced
significant increase in credit risk since initial

recognition and in determining the amount

of ECLs at each reporting date. To the extent that certain effects are not fully incorporated into the model calculations,

temporary quantitative and qualitative adjustments

have been applied,

including for risks related to elevated
uncertainty associated with policy and trade,

and such adjustments will be updated as appropriate

in future quarters.
FUTURE CHANGES IN ACCOUNTING

POLICIES
There were no new accounting standards

or amendments issued during the three and

six months ended April 30, 2025. Refer to

Note 4 of the Bank’s 2024 Annual
Consolidated Financial Statements for a description

of future changes in accounting policies.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL

REPORTING

During the most recent interim period, there have

been no changes in the Bank’s policies and

procedures and other processes that

comprise its internal control
over financial reporting, that have materially affected,

or are reasonably likely to materially

affect, the Bank’s internal control over financial

reporting. Refer to
Note 2 and Note 3 of the Bank’s second quarter 2025

Interim Consolidated Financial Statements

for further information regarding the Bank’s changes

to
accounting policies, procedures, and estimates.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 50
GLOSSARY
Financial and Banking Terms
Adjusted Results:

Non-GAAP financial measures

used to assess each of the
Bank’s businesses and to measure the Bank’s overall

performance. To arrive at
adjusted results, the Bank adjusts for “items

of note”, from reported results. The
items of note relate to items which management

does not believe are indicative
of underlying business performance.
Allowance for Credit Losses:

Represent expected credit losses (ECLs)

on
financial assets, including any off-balance sheet

exposures, at the balance
sheet date. Allowance for credit losses consists

of Stage 3 allowance for
impaired financial assets and Stage 2 and

Stage 1 allowance for performing
financial assets and off-balance sheet instruments.

The allowance is increased
by the provision for credit losses,

decreased by write-offs net of recoveries and
disposals,

and impacted by foreign exchange.
Amortized Cost:

The amount at which a financial asset or

financial liability is
measured at initial recognition minus principal

repayments, plus or minus the
cumulative amortization, using EIRM, of any

differences between the initial
amount and the maturity amount, and

minus any reduction for impairment.

Assets under Administration (AUA):

Assets that are beneficially owned by
customers where the Bank provides services

of an administrative nature, such
as the collection of investment income and

the placing of trades on behalf of the
clients (where the client has made his or

her own investment selection). The
majority of these assets are not reported on

the Bank’s Consolidated Balance
Sheet.
Assets under Management (AUM):

Assets that are beneficially owned by
customers, managed by the Bank, where

the Bank has discretion to make
investment selections on behalf of the

client (in accordance with an investment
policy). In addition to the TD family of mutual

funds, the Bank manages assets
on behalf of individuals, pension funds, corporations,

institutions, endowments
and foundations. These assets are not reported

on the Bank’s Consolidated
Balance Sheet. Some assets under management

that are also administered by
the Bank are included in assets under administration.
Asset-Backed Commercial Paper (ABCP):

A form of commercial paper that is
collateralized by other financial assets.

Institutional investors usually purchase
such instruments in order to diversify their assets

and generate short-term
gains.
Asset-Backed Securities (ABS):

A security whose value and income
payments are derived from and collateralized

(or “backed”) by a specified pool
of underlying assets.
Average Common Equity:
Average common equity for the business

segments
reflects the average allocated capital. The

Bank’s methodology for allocating
capital to its business segments is largely aligned

with the common equity
capital requirements under Basel III.
Average Interest-Earning Assets:

A non-GAAP financial measure that depicts
the Bank’s financial position, and is calculated

as the average carrying value of
deposits with banks, loans and securities based

on daily balances for the period
ending October 31 in each fiscal year.
Basic Earnings per Share (EPS) : A performance measure calculated by dividing net income attributable to common

shareholders by the weighted
average number of common shares outstanding

for the period. Adjusted basic
EPS is calculated in the same manner using

adjusted net income.
Basis Points

(bps):

A unit equal to 1/100 of 1%. Thus, a 1%

change is equal to
100 basis points.

Book Value per Share:

A measure calculated by dividing common
shareholders’

equity by number of common shares at the

end of the period.

Carrying Value:

The value at which an asset or liability

is carried at on the
Consolidated Balance Sheet.
Catastrophe Claims:

Insurance claims that relate to any single

event that
occurred in the period, for which the aggregate

insurance claims are equal to
or greater than an internal threshold of $5

million before reinsurance. The
Bank’s internal threshold may change from time

to time.
Collateralized Mortgage Obligation (CMO):

They are collateralized debt
obligations consisting of mortgage-backed

securities that are separated and
issued as different classes of mortgage pass-through

securities with different
terms, interest rates, and risks. CMOs by private

issuers are collectively
referred to as non-agency CMOs.
Common Equity Tier 1 (CET1) Capital: This is a primary Basel III capital measure comprised mainly of common equity, retained earnings and qualifying
non-controlling interest in subsidiaries. Regulatory

deductions made to arrive
at the CET1 Capital include goodwill

and intangibles, unconsolidated
investments in banking, financial, and insurance

entities, deferred tax assets,
defined benefit pension fund assets, and

shortfalls in allowances.
Common Equity Tier 1 (CET1) Capital Ratio: CET1 Capital ratio represents the predominant measure of capital adequacy

under Basel III
and equals CET1 Capital divided by RWA.
Compound Annual Growth Rate (CAGR):

A measure of growth over multiple
time periods from the initial investment value

to the ending investment value
assuming that the investment has been compounding

over the time period.
Credit Valuation Adjustment (CVA): CVA represents a capital charge that measures credit risk due to default of derivative

counterparties. This charge
requires banks to capitalize for the potential

changes in counterparty credit
spread for the derivative portfolios.
Diluted EPS:

A performance measure calculated by dividing

net income
attributable to common shareholders by the

weighted average number of
common shares outstanding adjusting

for the effect of all potentially dilutive
common shares. Adjusted diluted EPS is

calculated in the same manner using
adjusted net income.
Dividend Payout Ratio:

A ratio represents the percentage of Bank’s earnings
being paid to common shareholders in

the form of dividends and is calculated
by dividing common dividends by net income

available to common
shareholders. Adjusted dividend payout ratio

is calculated in the same manner
using adjusted net income.
Dividend Yield:

A ratio calculated as the dividend per

common share for the
year divided by the daily average closing

stock price during the year.
Effective Income Tax Rate:
A rate and performance indicator calculated

by
dividing the provision for income taxes as a percentage

of net income before
taxes. Adjusted effective income tax rate is calculated

in the same manner
using adjusted results.
Effective Interest Rate (EIR):

The rate that discounts expected future cash
flows for the expected life of the financial instrument

to its carrying value. The
calculation takes into account the contractual

interest rate, along with any fees
or incremental costs that are directly

attributable to the instrument and all other
premiums or discounts.
Effective Interest Rate Method (EIRM):

A technique for calculating the actual
interest rate in a period based on the amount

of a financial instrument’s book
value at the beginning of the accounting period.

Under EIRM,

the effective
interest rate, which is a key component of

the calculation, discounts the
expected future cash inflows and outflows expected

over the life of a financial
instrument.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 51
Efficiency Ratio:

The efficiency ratio measures operating efficiency and

is
calculated by taking the non-interest expenses

as a percentage of total revenue.
A lower ratio indicates a more efficient business

operation. Adjusted efficiency
ratio is calculated in the same manner using

adjusted non-interest expenses
and total revenue.
Enhanced Disclosure Task Force (EDTF): Established by the Financial
Stability Board in May 2012, comprised of

banks, analysts, investors, and
auditors, with the goal of enhancing the risk

disclosures of banks and other
financial institutions.
Expected Credit Losses (ECLs): ECLs are the probability-weighted present value of expected cash shortfalls over

the remaining expected life of the
financial instrument and considers reasonable

and supportable information
about past events, current conditions, and forecasts

of future events and
economic conditions that impact the Bank’s

credit risk assessment.
Fair Value:

The price that would be received to sell an

asset or paid to transfer
a liability in an orderly transaction between

market participants at the
measurement date, under current market

conditions.
Fair value through other comprehensive

income (FVOCI):
Under IFRS 9, if
the asset passes the contractual cash

flows test (named SPPI), the business
model assessment determines how the instrument

is classified. If the instrument
is being held to collect contractual cash flows,

that is, if it is not expected to be
sold, it is measured as amortized cost. If the

business model for the instrument
is to both collect contractual cash flows and

potentially sell the asset, it is
measured at FVOCI.
Fair value through profit or loss (FVTPL): Under IFRS 9, the classification is dependent on two tests, a contractual

cash flow test (named SPPI) and a
business model assessment. Unless the

asset meets the requirements of both
tests, it is measured at fair value with all

changes in fair value reported in profit
or loss.
Federal Deposit Insurance Corporation

(FDIC):
A U.S. government
corporation which provides deposit insurance

guaranteeing the safety of a
depositor’s accounts in member banks.

The FDIC also examines and
supervises certain financial institutions for

safety and soundness, performs
certain consumer-protection functions, and

manages banks in receiverships
(failed banks).
Forward Contracts:

Over-the-counter contracts between two parties

that oblige
one party to the contract to buy and the other

party to sell an asset for a fixed
price at a future date.
Futures:

Exchange-traded contracts to buy or

sell a security at a predetermined
price on a specified future date.
Hedging:

A risk management technique intended

to mitigate the Bank’s
exposure to fluctuations in interest rates,

foreign currency exchange rates, or
other market factors. The elimination or

reduction of such exposure is
accomplished by engaging in capital markets

activities to establish offsetting
positions.
Impaired Loans:

Loans where, in management’s opinion,

there has been a
deterioration of credit quality to the extent

that the Bank no longer has
reasonable assurance as to the timely collection

of the full amount of principal
and interest.
Loss Given Default (LGD):

It is the amount of the loss the Bank

would likely
incur when a borrower defaults on a loan,

which is expressed as a percentage
of exposure at default.
Mark-to-Market (MTM):

A valuation that reflects current market rates

as at the
balance sheet date for financial instruments

that are carried at fair value.
Master Netting Agreements:

Legal agreements between two parties

that have
multiple derivative contracts with each other

that provide for the net settlement
of all contracts through a single payment, in

a single currency, in the event of
default or termination of any one contract.
Net Corporate Expenses:
Non-interest expenses related to corporate

service
and control groups which are not allocated to a

business segment.

Net Interest Margin:

A non-GAAP ratio calculated as net interest

income as a
percentage of average interest-earning assets

to measure performance. This
metric is an indicator of the profitability of

the Bank’s earning assets less the
cost of funding. Adjusted net interest

margin is calculated in the same manner
using adjusted net interest income.
Non-Viability Contingent Capital (NVCC): Instruments (preferred shares and subordinated debt) that contain a feature or

a provision that allows the financial
institution to either permanently convert these

instruments into common shares
or fully write-down the instrument, in the event

that the institution is no longer
viable.
Notional:

A reference amount on which payments

for derivative financial
instruments are based.
Office of the Superintendent of Financial

Institutions Canada (OSFI):
The
regulator of Canadian federally chartered

financial institutions and federally
administered pension plans.
Options:

Contracts in which the writer of the option grants

the buyer the future
right, but not the obligation, to buy or to sell a

security, exchange rate, interest
rate, or other financial instrument or commodity

at a predetermined price at or
by a specified future date.
Price-Earnings Ratio:

A ratio calculated by dividing the closing

share price by
EPS based on a trailing four quarters to indicate

market performance.

Adjusted
price-earnings ratio is calculated in the

same manner using adjusted EPS.

Probability of Default (PD):

It is the likelihood that a borrower will not

be able
to meet its scheduled repayments.
Provision for Credit Losses (PCL):

Amount added to the allowance for credit
losses to bring it to a level that management

considers adequate to reflect
expected credit-related losses on its

portfolio.
Return on Common Equity (ROE):

The consolidated Bank ROE is calculated
as net income available to common shareholders

as a percentage of average
common shareholders’

equity,

utilized in assessing the Bank’s use of equity.
ROE for the business segments is calculated

as the segment net income
attributable to common shareholders as a percentage

of average allocated
capital. Adjusted ROE is calculated in

the same manner using adjusted net
income.

Return on Risk-weighted Assets: Net income available to common shareholders as a percentage of average risk-weighted

assets.
Return on Tangible Common Equity (ROTCE):

A non-GAAP financial
measure calculated as reported net income

available to common shareholders
after adjusting for the after-tax amortization

of acquired intangibles,

which are
treated as an item of note, as a percentage of average

Tangible common
equity. Adjusted ROTCE is calculated in the same manner using adjusted net
income.

Both measures can be utilized in assessing

the Bank’s use of equity.
Risk-Weighted Assets (RWA): Assets calculated by applying a regulatory risk-weight factor to on and off-balance sheet

exposures. The risk-weight
factors are established by the OSFI to

convert on and off-balance sheet
exposures to a comparable risk level.
Securitization:

The process by which financial assets,

mainly loans, are
transferred to structures,

which normally issue a series of asset-backed
securities to investors to fund the purchase

of loans.
Solely Payments of Principal and Interest

(SPPI):

Contractual cash flows of
a financial asset that are consistent with a

basic lending arrangement.
Swaps:

Contracts that involve the exchange of fixed

and floating interest rate
payment obligations and currencies on a notional

principal for a specified
period of time.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 52
Tangible common equity (TCE):

A non-GAAP financial measure calculated

as
common shareholders’ equity less goodwill,

imputed goodwill, and intangibles
on an investment in Schwab and TD

Ameritrade and other acquired intangible
assets, net of related deferred tax liabilities.

It can be utilized in assessing the
Bank’s use of equity.
Taxable Equivalent Basis (TEB):

A calculation method (not defined in GAAP)
that increases revenues and the provision

for income taxes on certain tax-
exempt securities to an equivalent before-tax

basis to facilitate comparison of
net interest income from both taxable and

tax-exempt sources.
Tier 1 Capital Ratio:

Tier 1 Capital represents the more permanent

forms of
capital, consisting primarily of common

shareholders’

equity, retained earnings,
preferred shares and innovative instruments.

Tier 1 Capital ratio is calculated as
Tier 1 Capital divided by RWA.
Total Capital Ratio:

Total Capital is defined as the total of net Tier 1 and Tier 2
Capital. Total Capital ratio is calculated as Total Capital divided by RWA.
Total Shareholder Return (TSR):

The total return earned on an investment

in
TD’s common shares. The return measures the

change in shareholder value,
assuming dividends paid are reinvested in

additional shares.
Trading-Related Revenue:

A non-GAAP financial measure that is

the total of
trading income (loss), net interest income on

trading positions, and income from
financial instruments designated at FVTPL

that are managed within a trading
portfolio. Trading-related revenue (TEB) in the Wholesale

Banking segment is
also a non-GAAP financial measure and is

calculated in the same manner,
including TEB adjustments. Both are used

for measuring trading performance.
Value-at-Risk (VaR):

A metric used to monitor and control overall

risk levels
and to calculate the regulatory capital required

for market risk in trading
activities. VaR measures the adverse impact that potential changes in market
rates and prices could have on the value

of a portfolio over a specified period of
time.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 53
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
INTERIM CONSOLIDATED BALANCE

SHEET
(unaudited)
(As at and in millions of Canadian dollars)
April 30, 2025 October 31, 2024
ASSETS
Cash and due from banks $
5,501
$
6,437
Interest-bearing deposits with banks
139,744
169,930
145,245
176,367
Trading loans, securities, and other

(Note 4)
195,002
175,770
Non-trading financial assets at fair value through profit or loss

(Note 4)
7,528
5,869
Derivatives

(Note 4)
89,210
78,061
Financial assets designated at fair value through profit or

loss

(Note 4)
6,508
6,417
Financial assets at fair value through other comprehensive income

(Note 4)
116,902
93,897
415,150
360,014
Debt securities at amortized cost, net of allowance for

credit losses (Notes 4, 5)
254,417
271,615
Securities purchased under reverse repurchase agreements

216,476
208,217
Loans (Notes 4, 6)
Residential mortgages
316,298
331,649
Consumer instalment and other personal
234,003
228,382
Credit card
40,465
40,639
Business and government
354,225
356,973
944,991
957,643
Allowance for loan losses

(Note 6)
(8,613)
(8,094)
Loans, net of allowance for loan losses
936,378
949,549
Other
Investment in Schwab

(Note 7)
–
9,024
Goodwill
18,703
18,851
Other intangibles
3,167
3,044
Land, buildings, equipment, other depreciable assets and

right-of-use assets
9,711
9,837
Deferred tax assets
5,309
4,937
Amounts receivable from brokers, dealers, and clients
31,276
22,115
Other assets

(Note 8)
28,442
28,181
96,608
95,989
Total assets $
2,064,274
$
2,061,751
LIABILITIES
Trading deposits

(Notes 4, 9)
$
28,761
$
30,412
Derivatives

(Note 4)
83,485
68,368
Securitization liabilities at fair value

(Note 4)
22,396
20,319
Financial liabilities designated at fair value through

profit or loss

(Notes 4, 9)
193,925
207,914
328,567
327,013
Deposits (Notes 4, 9)
Personal

648,504

641,667
Banks
44,949
57,698
Business and government
574,295
569,315
1,267,748
1,268,680
Other
Obligations related to securities sold short

(Note 4)
43,553
39,515
Obligations related to securities sold under repurchase agreements
187,402
201,900
Securitization liabilities at amortized cost

(Note 4)
13,158
12,365
Amounts payable to brokers, dealers, and clients
32,107
26,598
Insurance contract liabilities
6,922
7,169
Other liabilities

(Note 10)
48,012
51,878
331,154
339,425
Subordinated notes and debentures (Notes 4, 11)
10,714
11,473
Total liabilities
1,938,183
1,946,591
EQUITY
Shareholders’ Equity
Common shares

(Note 12)
25,136
25,373
Preferred shares and other equity instruments

(Note 12)
11,138
10,888
Treasury – common shares

(Note 12)
(26)
(17)
Treasury – preferred shares and other

equity instruments

(Note 12)
(28)
(18)
Contributed surplus
199
204
Retained earnings
78,640
70,826
Accumulated other comprehensive income (loss)
11,032
7,904
Total equity
126,091
115,160
Total liabilities and equity $
2,064,274
$
2,061,751
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 54
INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except

as noted)
For the three months ended

For the six months ended
April 30 April 30 April 30 April 30
2025 2024 2025 2024
Interest income 1

(Note 19)
Loans $
12,602
$
13,154
$
26,069
$
26,149

Reverse repurchase agreements
2,368
2,914
4,974
5,852
Securities
Interest
4,398
5,122
9,100
10,398
Dividends
848
680
1,371
1,228
Deposits with banks
1,366
1,126
2,940
2,182
21,582
22,996
44,454
45,809
Interest expense (Note 19)
Deposits
9,923
11,490
21,146
22,974
Securitization liabilities
205
259
433
516
Subordinated notes and debentures
145
99
280
193
Repurchase agreements and short sales
2,746
3,390
5,736
6,595
Other
438
293
868
578
13,457
15,531
28,463
30,856
Net interest income
8,125
7,465
15,991
14,953
Non-interest income
Investment and securities services
2,006
1,872
4,020
3,617
Credit fees
419
494
838
1,063
Trading income (loss)
992
744
2,297
1,669
Service charges
680
657
1,366
1,311
Card services
704
703
1,477
1,465
Insurance revenue
1,876
1,665
3,746
3,341
Other income (loss)

(Notes 5, 6, 7)
8,135
219
7,251
114
14,812
6,354
20,995
12,580
Total revenue
22,937
13,819
36,986
27,533
Provision for (recovery of) credit losses

(Note 6)
1,341
1,071
2,553
2,072
Insurance service expenses
1,417
1,248
2,924
2,614
Non-interest expenses
Salaries and employee benefits
4,485
4,250
9,135
8,564
Occupancy, including depreciation
499
474
1,011
942
Technology and equipment, including depreciation
699
616
1,388
1,254
Amortization of other intangibles

194
168
381
353
Communication and marketing
427
394
768
719
Restructuring charges

(Note 17)
163
165
163
456
Brokerage-related and sub-advisory fees
133
125
262
255
Professional, advisory and outside services
957
655
1,850
1,220
Other
582
1,554
1,251
2,668
8,139
8,401
16,209
16,431
Income before income taxes and share

of net income from investment

in Schwab
12,040
3,099
15,300
6,416
Provision for (recovery of) income taxes
985
729
1,683
1,363
Share of net income from investment

in Schwab (Note 7)
74
194
305
335
Net income
11,129
2,564
13,922
5,388
Preferred dividends and distributions

on other equity instruments
200
190
286
264
Net income attributable to common shareholders $
10,929
$
2,374
$
13,636
$
5,124
Earnings per share

(Canadian dollars)

(Note 16)
Basic $
6.28
$
1.35
$
7.81
$
2.90
Diluted
6.27
1.35
7.81
2.89
Dividends per common share

(Canadian dollars)
1.05
1.02
2.10
2.04
1

Includes $
19,285

million and $
40,031

million for the three and six months ended April 30, 2025, respectively (three and six months ended April

30, 2024 – $
20,659

million and
$
41,158

million, respectively), which have been calculated based on the effective interest rate method

(EIRM).
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 55
INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 April 30 April 30 April 30
2025 2024 2025 2024
Net income $
11,129
$
2,564
$
13,922
$
5,388
Other comprehensive income (loss)
Items that will be subsequently reclassified

to net income
Net change in unrealized gain/(loss) on

financial assets at fair value
through other comprehensive income

Change in unrealized gain/(loss)
(338)
(42)
(204)
297
Reclassification to earnings of net loss/(gain)
(3)
(3)
6
(9)
Changes in allowance for credit losses recognized

in earnings
2
–
1
(1)
Income taxes relating to:
Change in unrealized gain/(loss)
84
12
49
(73)
Reclassification to earnings of net loss/(gain)
2
2
4
5
(253)
(31)
(144)
219
Net change in unrealized foreign currency

translation gain/(loss) on
investments in foreign operations, net

of hedging activities
Unrealized gain/(loss)
(6,146)
3,058
(927)
(825)
Reclassification to earnings of net loss/(gain)
(533)
–
(533)
–
Net gain/(loss) on hedges
4,090
(1,966)
514
466
Reclassification to earnings of net loss/(gain)

on hedges
799
–
799
–
Income taxes relating to:
Net gain/(loss) on hedges
(1,138)
544
(145)
(132)
Reclassification to earnings of net loss/(gain)

on hedges
(220)
–
(220)
–
(3,148)
1,636
(512)
(491)
Net change in gain/(loss) on derivatives

designated as cash flow hedges

Change in gain/(loss)
2,464
(517)
3,953
(242)
Reclassification to earnings of loss/(gain)
(218)
(1,246)
(1,402)
1,194
Income taxes relating to:
Change in gain/(loss)
(714)
149
(1,095)
60
Reclassification to earnings of loss/(gain)
109
328
390
(330)
1,641
(1,286)
1,846
682
Share of other comprehensive income (loss)

from investment in Schwab
2,208
(56)
1,870
826
Items that will not be subsequently reclassified

to net income

Remeasurement gain/(loss) on employee

benefit plans
Gain/(loss)
(40)
(30)
(17)
(257)
Income taxes
11
8
6
71
(29)
(22)
(11)
(186)
Change in net unrealized gain/(loss)

on equity securities designated at

fair value through other comprehensive income
Change in net unrealized gain/(loss)
49
45
63
245
Income taxes
(13)
(11)
(16)
(65)
36
34
47
180
Gain/(loss) from changes in fair value due

to own credit risk on
financial liabilities designated at fair value

through profit or loss
Gain/(loss)
39
54
29
–
Income taxes
(11)
(15)
(8)
–
28
39
21
–
Total other comprehensive income (loss)
483
314
3,117
1,230
Total comprehensive income (loss) $
11,612
$
2,878
$
17,039
$
6,618
Attributable to:
Common shareholders $
11,412
$
2,688
$
16,753
$
6,354
Preferred shareholders and other equity instrument

holders

200
190

286
264
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 56
INTERIM CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY
(unaudited)
(millions of Canadian dollars) For the three months ended For the six months ended
April 30, 2025 April 30, 2024 April 30, 2025 April 30, 2024
Common shares (Note 12)
Balance at beginning of period $
25,528
$
25,318
$
25,373
$
25,434
Proceeds from shares issued on exercise of stock options
44
24
69
66
Shares issued as a result of dividend reinvestment plan
–
132
130
269
Purchase of shares for cancellation and other
(436)
(217)
(436)
(512)
Balance at end of period
25,136
25,257
25,136
25,257
Preferred shares and other equity instruments (Note 12)

Balance at beginning of period
11,138
10,853
10,888
10,853
Issuance of shares and other equity instruments
–
–
750
–
Redemption of shares and other equity instruments
–
(350)
(500)
(350)
Balance at end of period
11,138
10,503
11,138
10,503
Treasury – common shares (Note 12)

Balance at beginning of period
(38)
(58)
(17)
(64)
Purchase of shares
(2,880)
(2,154)
(6,384)
(5,250)
Sale of shares
2,892
2,188
6,375
5,290
Balance at end of period
(26)
(24)
(26)
(24)
Treasury – preferred shares and other equity instruments (Note 12)

Balance at beginning of period
(51)
(27)
(18)
(65)
Purchase of shares and other equity instruments
(267)
(153)
(1,387)
(251)
Sale of shares and other equity instruments
290
172
1,377
308
Balance at end of period
(28)
(8)
(28)
(8)
Contributed surplus

Balance at beginning of period
189
172
204
155
Net premium (discount) on sale of treasury instruments
1
5
(11)
18
Issuance of stock options, net of options exercised

3
8
3
13
Other
6
(1)
3
(2)
Balance at end of period
199
184
199
184
Retained earnings

Balance at beginning of period
71,718
72,347
70,826
73,008
Impact of reclassification of securities supporting insurance operations related to the adoption of IFRS 17
1
–
–
–
(10)
Net income attributable to equity instrument holders
11,129
2,564
13,922
5,388
Common dividends
(1,815)
(1,795)
(3,651)
(3,602)
Preferred dividends and distributions on other equity instruments
(200)
(190)
(286)
(264)
Share and other equity instrument issue expenses
–
–
(2)
–
Net premium on repurchase of common shares and redemption of preferred shares and other equity instruments

(Note 12)
(2,135)
(1,002)
(2,135)
(2,430)
Remeasurement gain/(loss) on employee benefit plans
(29)
(22)
(11)
(186)
Realized gain/(loss) on equity securities designated at fair value through other comprehensive income
(28)
2
(23)
–
Balance at end of period
78,640
71,904
78,640
71,904
Accumulated other comprehensive income (loss)

Net unrealized gain/(loss) on financial assets at fair value through other comprehensive income:

Balance at beginning of period
(99)
(163)
(208)
(413)
Impact of reclassification of securities supporting insurance operations related to the adoption of IFRS 17
1
–
–
–
10
Other comprehensive income (loss)
(255)
(31)
(145)
210
Allowance for credit losses
2
–
1
(1)
Balance at end of period

(352)
(194)
(352)
(194)
Net unrealized gain/(loss) on equity securities designated at fair value through other comprehensive income:
Balance at beginning of period
46
19
35
(127)
Other comprehensive income (loss)
8
36
24
180
Reclassification of loss/(gain) to retained earnings
28
(2)
23
–
Balance at end of period

82
53
82
53
Gain/(loss) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss:
Balance at beginning of period
(29)
(77)
(22)
(38)
Other comprehensive income (loss)
28
39
21
–
Balance at end of period

(1)
(38)
(1)
(38)
Net unrealized foreign currency translation gain/(loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period
15,529
10,550
12,893
12,677
Other comprehensive income (loss)
(3,148)
1,636
(512)
(491)
Balance at end of period

12,381
12,186
12,381
12,186
Net gain/(loss) on derivatives designated as cash flow hedges:

Balance at beginning of period
(2,719)
(3,504)
(2,924)
(5,472)
Other comprehensive income (loss)
1,641
(1,286)
1,846
682
Balance at end of period

(1,078)
(4,790)
(1,078)
(4,790)
Share of accumulated other comprehensive income (loss) from investment in Schwab
–
(3,051)
–
(3,051)
Total accumulated other comprehensive income
11,032
4,166
11,032
4,166
Total equity $
126,091
$
111,982
$
126,091
$
111,982
1

Refer to Note 4 of the Bank’s 2024 Annual Consolidated Financial Statements for details on the adoption of IFRS 17.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 57
INTERIM CONSOLIDATED STATEMENT

OF CASH FLOWS

(unaudited)
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 April 30 April 30 April 30
2025 2024 2025 2024
Cash flows from (used in) operating activities
Net income $
11,129
$
2,564
$
13,922
$
5,388
Adjustments to determine net cash flows from (used in) operating activities
Gain on sale of Schwab shares

(Note 7)
(9,159)
–
(9,159)
–
Provision for (recovery of) credit losses

(Note 6)
1,341
1,071
2,553
2,072
Depreciation
340
324
685
638
Amortization of other intangibles
194
168
381
353
Net securities loss/(gain)

(Note 5)
282
66
1,202
60
Share of net income from investment in Schwab

(Note 7)
(74)
(194)
(305)
(335)
Deferred taxes
(457)
(730)
(527)
(797)
Changes in operating assets and liabilities
Interest receivable and payable

(Notes 8, 10)
(608)
206
(845)
370
Securities sold under repurchase agreements
(6,454)
18,110
(14,498)
25,385
Securities purchased under reverse repurchase agreements
5,643
(6,643)
(8,259)
(1,389)
Securities sold short
(2,533)
(4,730)
4,038
(6,516)
Trading loans, securities, and other
3,853
(4,826)
(19,232)
(14,256)
Loans net of securitization and sales
27,634
(24,876)
10,510
(34,289)
Deposits
(21,175)
23,104
(2,583)
5,822
Derivatives
3,143
(5,947)
3,968
3,294
Non-trading financial assets at fair value through profit or loss
(718)
1,339
(1,659)
1,694
Financial assets and liabilities designated at fair value through profit or loss
(16,984)
8,038
(14,080)
(4,132)
Securitization liabilities
1,721
1,333
2,870
3,102
Current taxes
1,822
(1,048)
241
520
Brokers, dealers, and clients amounts receivable and

payable
327
(1,053)
(3,652)
(2,267)
Other, including unrealized foreign currency

translation loss/(gain)
12,471
(995)
(4,112)
452
Net cash from (used in) operating activities
11,738
5,281
(38,541)
(14,831)
Cash flows from (used in) financing activities
Issuance of subordinated notes and debentures

(Note 11)
17
1,750
2,129
1,750
Redemption or repurchase of subordinated notes and

debentures

(Note 11)
(2,927)
(18)
(2,994)
(42)
Common shares issued, net of issuance costs

(Note 12)
40
22
62
59
Repurchase of common shares, including tax on net value

of share repurchases

(Note 12)
(2,571)
(1,219)
(2,571)
(2,942)
Preferred shares and other equity instruments issued,

net of issuance costs

(Note 12)
–
–
748
–
Redemption of preferred shares and other equity instruments

(Note 12)
–
(350)
(500)
(350)
Sale of treasury shares and other equity instruments

(Note 12)
3,183
2,365
7,741
5,616
Purchase of treasury shares and other equity instruments

(Note 12)
(3,147)
(2,307)
(7,771)
(5,501)
Dividends paid on shares and distributions paid on other equity instruments
(2,015)
(1,853)
(3,807)
(3,597)
Repayment of lease liabilities
(340)
(158)
(509)
(325)
Net cash from (used in) financing activities
(7,760)
(1,768)
(7,472)
(5,332)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks
(9,911)
(10,894)
29,129
10,242
Activities in financial assets at fair value through other comprehensive income
Purchases
(21,836)
(6,325)
(42,813)
(13,626)
Proceeds from maturities
9,817
5,137
18,123
8,445
Proceeds from sales
1,530
377
2,370
1,115
Activities in debt securities at amortized cost
Purchases
(22,204)
(2,462)
(29,337)
(5,700)
Proceeds from maturities
13,422
8,825
26,012
17,532
Proceeds from sales
4,183
2,108
21,935
2,606
Net purchases of land, buildings, equipment, other depreciable assets, and other intangibles
(436)
(425)
(933)
(896)
Net cash acquired from divestitures

(Note 7)
20,627
–
20,627
70
Net cash from (used in) investing activities
(4,808)
(3,659)
45,113
19,788
Effect of exchange rate changes on cash and

due from banks
(221)
121
(36)
(38)
Net increase (decrease) in cash and due from banks
(1,051)
(25)
(936)
(413)
Cash and due from banks at beginning of period
6,552
6,333
6,437
6,721
Cash and due from banks at end of period $
5,501
$
6,308
$
5,501
$
6,308
Supplementary disclosure of cash flows from operating

activities
Amount of income taxes paid (refunded) during the period $
1,466
$
1,590
$
2,787
$
2,172
Amount of interest paid during the period

13,978

15,232

29,456

30,410
Amount of interest received during the period
20,647
22,223
43,231
44,505
Amount of dividends received during the period
721
683
1,347
1,359
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 58
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
NOTE 1: NATURE OF OPERATIONS

CORPORATE INFORMATION
The Toronto-Dominion Bank is a bank chartered under the Bank Act (Canada)
. The shareholders of a bank are not, as

shareholders, liable for any liability, act, or
default of the bank except as otherwise provided

under the
Bank Act (Canada)
. The Toronto-Dominion Bank and its subsidiaries are collectively known as
TD Bank Group (“TD” or the “Bank”). The Bank

was formed through the amalgamation on

February 1, 1955,

of The Bank of Toronto (chartered in 1855) and The
Dominion Bank (chartered in 1869). The Bank

is incorporated and domiciled in Canada

with its registered and principal business

offices located at 66 Wellington
Street West, Toronto, Ontario. TD serves customers in four business segments operating in a number of locations in key

financial centres around the globe:
Canadian Personal and Commercial

Banking, U.S. Retail, Wealth Management and

Insurance, and Wholesale Banking.
BASIS OF PREPARATION
The accompanying Interim Consolidated

Financial Statements have been prepared

on a condensed basis in accordance with

International Accounting Standards
34, Interim Financial Reporting

(IAS 34), as issued by the International

Accounting Standards Board (IASB) and

with the accounting policies as described in

Note 2
of the Bank’s 2024 Annual Consolidated Financial

Statements, including the accounting requirements

of the Office of the Superintendent of Financial

Institutions
Canada (OSFI), which were consistently

applied to all periods presented, except

for any new accounting standards adopted

as described

below in Note 2. The
Interim Consolidated Financial Statements

are presented in Canadian dollars, unless

otherwise indicated.
Certain comparative amounts have been

revised to conform with the presentation adopted

in the current period.
The preparation of the Interim Consolidated

Financial Statements requires that management

make judgments, estimates, and assumptions

regarding the
reported amount of assets, liabilities, revenue

and expenses, and disclosure of contingent

assets and liabilities, as further described in

Note 3 of the Bank’s 2024
Annual Consolidated Financial Statements

and in Note 3 of this report. Accordingly, actual results may differ from estimated amounts as future confirming events
occur.

The Bank’s Interim Consolidated Financial Statements

have been prepared using uniform accounting

policies for like transactions and events in

similar
circumstances. All intercompany transactions,

balances,

and unrealized gains and losses on

transactions are eliminated on consolidation.
The Interim Consolidated Financial Statements

for the three and six months ended April 30,

2025, were approved and authorized

for issue by the Bank’s Board
of Directors, in accordance with a recommendation

of the Audit Committee, on May 21, 2025.
As the Interim Consolidated Financial Statements

do not include all of the disclosures normally

provided in the Annual Consolidated Financial

Statements, they
should be read in conjunction with the Bank’s 2024

Annual Consolidated Financial Statements

and the accompanying Notes, and

the shaded sections of the 2024
Management’s Discussion and Analysis (MD&A).

The risk management policies and procedures

of the Bank are provided in the MD&A.

The shaded sections of
the “Managing Risk” section of the MD&A in

this report,

relating to market, liquidity, and insurance risks, are an integral part of these Interim Consolidated Financial
Statements, as permitted by IFRS.

NOTE 2: CURRENT AND FUTURE

CHANGES IN ACCOUNTING POLICIES

CURRENT CHANGES IN ACCOUNTING

POLICIES
There were no new accounting policies adopted

by the Bank for the three and six months ended

April 30, 2025.
FUTURE CHANGES IN ACCOUNTING POLICIES
There were no new accounting standards

or amendments issued during the three and

six months ended April 30, 2025. Refer to

Note 4 of the Bank’s 2024 Annual
Consolidated Financial Statements for a description

of future changes in accounting policies.
NOTE 3: SIGNIFICANT ACCOUNTING

JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

The estimates used in the Bank’s accounting policies

are essential to understanding its results

of operations and financial condition. Some

of the Bank’s policies
require subjective, complex judgments and

estimates as they relate to matters

that are inherently uncertain. Changes in these judgments

or estimates and
changes to accounting standards and policies

could have a materially adverse impact on

the Bank’s Interim Consolidated Financial

Statements. The Bank has
established procedures to ensure that accounting

policies are applied consistently and that the

processes for changing methodologies,

determining estimates, and
adopting new accounting standards are well-controlled

and occur in an appropriate and systematic

manner. Refer to Note 3 of the Bank’s 2024

Annual
Consolidated Financial Statements for a description

of significant accounting judgments, estimates,

and assumptions.
Impairment – Expected Credit Loss Model
The expected credit loss (ECL) model requires

the application of judgments, estimates,

and assumptions in the assessment of the

current and forward-looking
economic environment. There remains elevated

economic uncertainty, and management continues to exercise

expert credit judgment in assessing if an

exposure
has experienced significant increase in credit

risk since initial recognition and in determining

the amount of ECLs at each reporting date.

To the extent that certain
effects are not fully incorporated into the model

calculations, temporary quantitative and qualitative

adjustments have been applied,

including for risks related to
elevated uncertainty associated with policy and

trade, and such adjustments will be updated

as appropriate in future quarters.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 59
NOTE 4: FAIR VALUE MEASUREMENTS

There have been no significant changes to

the Bank’s approach and methodologies used

to determine fair value measurements for

the three and six months
ended April 30, 2025.

(a)

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES NOT CARRIED AT FAIR VALUE
The following table reflects the fair value

of the Bank’s financial assets and liabilities not

carried at fair value.

Financial Assets and Liabilities not carried

at Fair Value
1
(millions of Canadian dollars) As at
April 30, 2025 October 31, 2024
Carrying Fair Carrying Fair
value value value value
FINANCIAL ASSETS
Debt securities at amortized cost, net of allowance

for credit losses
Government and government-related

securities

$
199,347
$
196,246
$
206,815
$
202,667
Other debt securities
55,070
54,366
64,800
63,509
Total debt securities at amortized cost, net of allowance for credit losses
254,417
250,612
271,615
266,176
Total loans, net of allowance for loan losses

936,378
939,442
949,549
949,227
Total financial assets not carried at fair value $
1,190,795
$
1,190,054
$
1,221,164
$
1,215,403
FINANCIAL LIABILITIES
Deposits $
1,267,748
$
1,278,412
$
1,268,680
$
1,266,562
Securitization liabilities at amortized

cost

13,158
13,024
12,365
12,123
Subordinated notes and debentures

10,714

10,784

11,473
11,628
Total financial liabilities not carried at fair value $
1,291,620
$
1,302,220
$
1,292,518
$
1,290,313
1
This table excludes financial assets and liabilities where the carrying value approximates their fair value.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 60
(b) FAIR VALUE HIERARCHY
The following table presents the levels within

the fair value hierarchy for each of the assets

and liabilities measured at fair value on a

recurring basis as at
April 30, 2025 and October 31, 2024.
Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis
(millions of Canadian dollars) As at
April 30, 2025 October 31, 2024
Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
FINANCIAL ASSETS AND COMMODITIES
Trading loans, securities, and other
1
Government and government-related securities
Canadian government debt
Federal $
5,823
$
6,263
$
–
$
12,086
$
691
$
9,551
$
–
$
10,242
Provinces

–
5,978
–
5,978
–
6,398
–
6,398
U.S. federal, state, municipal governments,

and agencies debt
3,023
19,432
–
22,455
–
18,861
–
18,861
Other OECD 2

government-guaranteed debt
583
8,369
–
8,952
–
9,722
–
9,722
Mortgage-backed securities
–
937
–
937
–
1,352
–
1,352
Other debt securities
Canadian issuers

–
6,260
4
6,264
–
6,611
12
6,623
Other issuers
–
14,808
2
14,810
–
15,845
14
15,859
Equity securities
75,466
91
28
75,585
68,682
34
12
68,728
Trading loans

–
25,664
–
25,664
–
23,518
–
23,518
Commodities
21,381
889
–
22,270
13,504
962
–
14,466
Retained interests
–
1
–
1
–
1
–
1

106,276
88,692
34
195,002
82,877
92,855
38
175,770
Non-trading financial assets at fair value

through profit or loss
Securities
388
2,684
1,253
4,325
391

1,188
1,233
2,812
Loans
–
3,203
–
3,203
–
3,057
–
3,057
388
5,887
1,253
7,528
391
4,245
1,233
5,869
Derivatives
Interest rate contracts

3
10,188
11
10,202
2

15,440
–
15,442
Foreign exchange contracts

1
65,191
–
65,192
47
51,001
13
51,061
Credit contracts

–
18
–
18
–
6
–
6
Equity contracts

155
7,830
–
7,985
64
6,167
–
6,231
Commodity contracts

798
4,994
21
5,813
548
4,756
17
5,321
957
88,221
32
89,210
661
77,370
30
78,061
Financial assets designated at
fair value through profit or loss
Securities
1
–
6,508
–
6,508
–

6,417
–
6,417
–
6,508
–
6,508
–
6,417
–
6,417
Financial assets at fair value through other

comprehensive income
Government and government-related securities
Canadian government debt
Federal
176
15,920
–
16,096
–
18,139
–
18,139
Provinces

–
22,529
–
22,529
–
21,270
–
21,270
U.S. federal, state, municipal governments,

and agencies debt
3,443
42,334
–
45,777
–
35,197
–
35,197
Other OECD government-guaranteed debt
–
7,050
–
7,050
–
1,679
–
1,679
Mortgage-backed securities
–
2,042
–
2,042
–
2,137
–
2,137
Other debt securities
Asset-backed securities
–
7,417
–
7,417
–
1,384
–
1,384
Corporate and other debt
–
11,972
–
11,972
–
9,439
7
9,446
Equity securities
1,067
3
2,808
3,878
1,058
2
3,355
4,415
Loans
–
141
–
141
–
230
–
230

4,686
109,408
2,808
116,902
1,058
89,477
3,362
93,897
Securities purchased under reverse
repurchase agreements
–
6,950
–
6,950
–
10,488
–
10,488
FINANCIAL LIABILITIES
Trading deposits

–

28,377

384

28,761

–
29,907
505
30,412
Derivatives

Interest rate contracts

3
7,933
92
8,028
3

13,283

158

13,444
Foreign exchange contracts

2
58,660
1
58,663
30
40,936
12
40,978
Credit contracts

–
1,517
–
1,517
–
403
–
403
Equity contracts

–
9,089
131
9,220
–
7,974
24
7,998
Commodity contracts

905
5,111
41
6,057
673
4,845
27
5,545
910
82,310
265
83,485
706
67,441
221

68,368
Securitization liabilities at fair value
–
22,396
–
22,396
–

20,319

–

20,319
Financial liabilities designated at fair value
through profit or loss
–
193,924
1
193,925
–

207,890

24

207,914
Obligations related to securities sold short 1

14,273
29,280
–
43,553
1,783

37,732

–

39,515
Obligations related to securities sold
under repurchase agreements
–
8,133
–
8,133
–
9,736
–
9,736
1
Balances reflect the reduction of securities owned (long positions) by the amount of identical securities sold but not yet purchased (short positions).
2
Organisation for Economic Co-operation and Development (OECD).

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 61
(c)

TRANSFERS BETWEEN FAIR VALUE HIERARCHY LEVELS FOR ASSETS

AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS
The Bank’s policy is to record transfers of assets

and liabilities between the different levels of

the fair value hierarchy using the fair values

as at the end of each
reporting period. Assets and liabilities are

transferred between Level 1 and Level 2

depending on whether there is sufficient frequency

and volume in an active
market.
During the three months ended April 30, 2025,

the Bank transferred $
1,660

million of trading loans, securities, and

other, $
3,584

million of financial assets at fair
value through other comprehensive income

(FVOCI), and $
1,856

million of obligations related to securities

sold short from Level 2 to Level 1. During

the three
months ended April 30, 2025, there were no

significant transfers from Level 1 to Level

2. There were no significant transfers between

Level 1 and Level 2 during
the three months ended April 30, 2024.

During the six months ended April 30, 2025,

the Bank transferred $
1,972

million of trading loans, securities, and other, $
3,586

million of financial assets at FVOCI,
and $
910

million of obligations related to securities

sold short from Level 2 to Level 1. During the

six months ended April 30, 2025, there were

no significant
transfers from Level 1 to Level 2. There were

no significant transfers between Level

1 and Level 2 during the six months ended

April 30, 2024.

There were no significant transfers between

Level 2 and Level 3 during the three and

six months ended April 30, 2025 and April 30,

2024.

There were no significant changes to the unobservable

inputs and sensitivities for assets and liabilities

classified as Level 3 during the three and

six months ended
April 30, 2025, and April 30, 2024.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 62
(d) RECONCILIATION OF CHANGES IN FAIR VALUE FOR LEVEL 3 ASSETS AND LIABILITIES
The following tables set out changes in fair

value of all assets and liabilities measured

at fair value using significant Level 3 unobservable

inputs for the three and
six months ended April 30, 2025 and April 30,

2024.
Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars) Change in
unrealized
Fair Total realized and
Fair

gains
value as at unrealized gains (losses) Movements
1
Transfers
value as at

(losses) on
February 1 Included Included Purchases/ Sales/ Into Out of April 30 instruments
2025 in income
2
in OCI
3,4
Issuances

Settlements Level 3 Level 3 2025 still held
5
FINANCIAL ASSETS

Trading loans, securities,

and other
Other debt securities $
11
$
–
$
–
$
–
$
(7)
$
2
$
–
$
6
$
–
Equity securities
8
–
–
20
–
–
–
28
–

19
–
–
20
(7)
2
–
34

–
Non-trading financial
assets at fair value
through profit or loss
Securities
1,287
(40)
–
39
(20)
–
(13)
1,253
(43)
1,287
(40)
–
39
(20)
–
(13)
1,253
(43)
Financial assets at fair value
through other

comprehensive income
Other debt securities
3
–
–
–
(3)
–
–
–
(3)
Equity securities

3,174
–
3
1
(370)
–
–
2,808
(357)

$
3,177
$
–
$
3
$
1
$
(373)
$
–
$
–
$
2,808
$
(360)
FINANCIAL LIABILITIES
Trading deposits
6
$
(459)
$
24
$
–
$
(52)
$
103
$
–
$
–
$
(384)
$
27
Derivatives 7
Interest rate contracts

(155)
74
–
–
–
–
–
(81)

68
Foreign exchange contracts
21
(23)
–
–
(1)
2
–
(1)
(8)
Equity contracts
(29)
(98)
–
–
–
(4)
–
(131)
(95)
Commodity contracts
(4)
(16)
–
–
–
–
–
(20)
(12)

(167)
(63)
–
–
(1)
(2)
–
(233)

(47)
Financial liabilities designated
at fair value
through profit or loss

(1)
7
–
(7)
–
–
–
(1)

7
Change in
unrealized
Fair Total realized and Fair gains
value as at unrealized gains (losses) Movements
1
Transfers value as at (losses) on
November 1 Included Included Purchases/ Sales/ Into Out of April 30 instruments
2024 in income
2
in OCI
4
Issuances Settlements Level 3 Level 3 2025 still held
5
FINANCIAL ASSETS

Trading loans, securities,

and other
Other debt securities $
26
$
–
$
–
$
–
$
(22)
$
2
$
–
$
6
$
–
Equity securities
12
1
–
22
(7)
–
–
28
–

38
1
–
22
(29)
2
–
34

–
Non-trading financial
assets at fair value
through profit or loss
Securities
1,233
(14)
–
54
(37)
30
(13)
1,253
(30)
1,233
(14)
–
54
(37)
30
(13)
1,253
(30)
Financial assets at fair value
through other

comprehensive income
Other debt securities
7
–
–
–
(7)
–
–
–
–
Equity securities

3,355
–
3
3
(553)
–
–
2,808
–

$
3,362
$
–
$
3
$
3
$
(560)
$
–
$
–
$
2,808
$
–
FINANCIAL LIABILITIES
Trading deposits 6 $
(505)
$
28
$
–
$
(124)
$
217
$
–
$
–
$
(384)
$
34
Derivatives 7
Interest rate contracts

(158)
67
–
–
10
–
–
(81)
70
Foreign exchange contracts
1
(16)
–
–
3
9
2
(1)
(5)
Equity contracts
(24)
(103)
–
–
(2)
(2)
–
(131)
(102)
Commodity contracts
(10)
(10)
–
–
–
–
–
(20)
(9)

(191)
(62)
–
–
11
7
2
(233)
(46)
Financial liabilities designated
at fair value
through profit or loss

(24)
6
–
(14)
31
–
–
(1)
6
1
Includes foreign exchange.
2

Gains/losses on financial assets and liabilities are recognized within Non-interest Income on the Interim Consolidated

Statement of Income.
3

Other comprehensive income.
4

Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI. Refer to Note 5 for further details.
5

Changes in unrealized gains/losses on financial assets at FVOCI are recognized in accumulated other comprehensive income (AOCI).
6

Issuances and repurchases of trading deposits are reported on a gross basis.
7

Consists of derivative assets of $
32

million (January 31, 2025/February 1, 2025 – $
38

million; October 31, 2024/November 1, 2024 – $
30

million) and derivative liabilities of $
265

million
(January 31, 2025/February 1, 2025 – $
205

million; October 31, 2024/November 1, 2024 – $
221

million) which have been netted in this table for presentation purposes only.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 63
Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars) Change in
unrealized
Fair Total realized and Fair gains
value as at unrealized gains (losses) Movements
1
Transfers value as at (losses) on
February 1 Included Included Purchases/ Sales/ Into Out of April 30 instruments
2024 in income
2
in OCI
3
Issuances

Settlements Level 3 Level 3 2024 still held
4
FINANCIAL ASSETS

Trading loans, securities,

and other
Government and government-
related securities $
34
$
–
$
–
$
–
$
(34)
$
–
$
–
$
–
$
–
Other debt securities
61
(2)
–
18
(4)
5
(49)
29
(1)
Equity securities
7
–
–
2
–
–
–
9
(1)

102
(2)
–
20
(38)
5
(49)
38

(2)
Non-trading financial
assets at fair value
through profit or loss
Securities
1,079
49
–
33
(10)
–
(1)
1,150
45
1,079
49
–
33
(10)
–
(1)
1,150
45
Financial assets at fair value
through other

comprehensive income
Other debt securities
26
–
(1)
–
(11)
–
–
14
3
Equity securities

2,142
–
(2)
122
45
–
–
2,307
(13)

$
2,168
$
–
$
(3)
$
122
$
34
$
–
$
–
$
2,321
$
(10)
FINANCIAL LIABILITIES
Trading deposits 5 $
(1,039)
$
34
$
–
$
(18)
$
97
$
–
$
16
$
(910)
$
44
Derivatives
6
Interest rate contracts

(137)
(18)
–
–
7
–
–
(148)

(10)
Foreign exchange contracts
(1)
(1)
–
–
1
(6)
–
(7)
(1)
Equity contracts
(28)
5
–
–
(1)
–
1
(23)
4
Commodity contracts
(10)
(14)
–
–
30
–
–
6
8

(176)
(28)
–
–
37
(6)
1
(172)

1
Financial liabilities designated
at fair value through profit
or loss

(24)
(37)
–
(79)
66
–
–
(74)

(37)

Change in
unrealized
Fair Total realized and Fair gains
value as at unrealized gains (losses) Movements
1
Transfers value as at (losses) on
November 1 Included Included Purchases/ Sales/ Into Out of April 30 instruments
2023 in income
2
in OCI
3
Issuances Settlements Level 3 Level 3 2024 still held
4
FINANCIAL ASSETS

Trading loans, securities,

and other
Government and government-
related securities $
67
$
–
$
–
$
–
$
(67)
$
–
$
–
$
–
$
–
Other debt securities
65
1
–
90
(85)
7
(49)
29
(2)
Equity securities

10
(1)
–
2
(2)
–
–
9
–

142
–
–
92
(154)
7
(49)
38

(2)
Non-trading financial
assets at fair value
through profit or loss
Securities
980
62
–
124
(15)
–
(1)
1,150
62
980
62
–
124
(15)
–
(1)
1,150
62
Financial assets at fair value
through other

comprehensive income
Other debt securities
27
–
(4)
3
(12)
–
–
14
–
Equity securities

2,377
–
(12)
128
(186)
–
–
2,307
(11)

$
2,404
$
–
$
(16)
$
131
$
(198)
$
–
$
–
$
2,321
$
(11)
FINANCIAL LIABILITIES
Trading deposits
5
$
(985)
$
10
$
–
$
(74)
$
118
$
–
$
21
$
(910)
$
2
Derivatives
6
Interest rate contracts

(126)
(41)
–
–
19
–
–
(148)

(23)
Foreign exchange contracts
(6)
1
–
–
1
(6)
3
(7)
(2)
Equity contracts
(21)
(1)
–
–
(1)
(1)
1
(23)
(1)
Commodity contracts
(1)
(4)
–
–
11
–
–
6
(5)

(154)
(45)
–
–
30
(7)
4
(172)

(31)
Financial liabilities designated
at fair value
through profit or loss

(22)
1
–
(133)
80
–
–
(74)

–
1
Includes foreign exchange.
2

Gains/losses on financial assets and liabilities are recognized within Non-interest Income on the Interim Consolidated

Statement of Income.
3

Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI. Refer to Note 5 for further details.
4

Changes in unrealized gains/losses on financial assets at FVOCI are recognized in AOCI.
5

Issuances and repurchases of trading deposits are reported on a gross basis.
6

Consists of derivative assets of $
20

million (January 31, 2024/February 1, 2024 – $
10

million; October 31, 2023/November 1, 2023 – $
22

million) and derivative liabilities of $
192

million
(January 31, 2024/February 1, 2024 – $
186

million; October 31, 2023/November 1, 2023 – $
176

million) which have been netted in this table for presentation purposes only.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 64
NOTE 5: SECURITIES

(a)
UNREALIZED SECURITIES GAINS (LOSSES)
The following table summarizes the unrealized

gains and losses as at April 30, 2025

and October 31, 2024.

Unrealized Gains (Losses) for Securities

at Fair Value Through Other Comprehensive Income
(millions of Canadian dollars) As at
April 30, 2025 October 31, 2024
Cost/ Gross Gross Cost/ Gross Gross
amortized unrealized unrealized Fair amortized unrealized unrealized Fair cost 1 gains (losses) value cost 1 gains (losses) value
Government and government-related
securities
Canadian government debt
Federal

$
16,286
$
11
$
(201)
$
16,096
$
18,281
$
17
$
(159)
$
18,139
Provinces
22,577
58
(106)
22,529
21,263
77
(70)
21,270
U.S. federal, state, municipal governments, and

agencies debt

45,991
23
(237)
45,777
35,371
22
(196)
35,197
Other OECD government-guaranteed debt
7,054
3
(7)
7,050
1,687
1
(9)
1,679
Mortgage-backed securities
2,018
27
(3)
2,042
2,125
17
(5)
2,137
93,926
122
(554)
93,494
78,727
134
(439)
78,422
Other debt securities

Asset-backed securities
7,477
1
(61)
7,417
1,397
1
(14)
1,384
Corporate and other debt
11,972
66
(66)
11,972
9,419
77
(50)
9,446
19,449
67
(127)
19,389
10,816
78
(64)
10,830
Total debt securities
113,375
189
(681)
112,883
89,543
212
(503)
89,252
Equity securities

Common shares
3,222
254
(81)
3,395
3,810
176
(72)
3,914
Preferred shares
551
103
(171)
483
632
29
(160)
501
3,773
357
(252)
3,878
4,442
205
(232)
4,415
Total securities at fair value through

other comprehensive income
$
117,148
$
546
$
(933)
$
116,761
$
93,985
$
417
$
(735)
$
93,667
1
Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.
(b)
EQUITY SECURITIES DESIGNATED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

The Bank designated certain equity securities

at FVOCI.
The following table summarizes the fair

value of equity securities designated at

FVOCI as at
April 30, 2025 and October 31, 2024, and dividend

income recognized on these securities

for the three and six months ended April 30,

2025 and April 30, 2024.

Equity Securities Designated at Fair Value Through

Other Comprehensive Income

(millions of Canadian dollars) As at For the three months ended For the six months ended
April 30, 2025 October 31, 2024 April 30, 2025 April 30, 2024 April 30, 2025 April 30, 2024
Fair value

Dividend income recognized

Dividend income recognized

Common shares $
3,395
$
3,914
$
88
$
48
$
115
$
65

Preferred shares
483
501
35
38
74
77
Total $
3,878
$
4,415
$
123
$
86
$
189
$
142
The Bank disposed of certain equity securities

in line with the Bank’s investment strategy

and disposed of Federal Home Loan Bank (FHLB)

stock in accordance
with FHLB member stockholding requirements,

as follows:

Equity Securities Net Realized Gains

(Losses)
(millions of Canadian dollars) For the three months ended For the six months ended
April 30, 2025 April 30, 2024 April 30, 2025 April 30, 2024
Equity Securities
Fair value $
62
$
73
$
126
$
115
Cumulative realized gain/(loss)
(26)
(1)
(20)
(1)
FHLB Stock
Fair value
219
4
537
163

Cumulative realized gain/(loss)
–
–
–
–
(c)
DEBT SECURITIES NET REALIZED GAINS

(LOSSES)
The Bank disposed of certain debt securities

measured at amortized cost and FVOCI

during the quarter.
The following table summarizes the net realized

gains
and losses on securities disposed of during

the three and six months ended April 30, 2025

and April 30, 2024, which are included in

Other income (loss) on the
Interim Consolidated Statement of Income.

Debt Securities Net Realized Gains (Losses) 1
(millions of Canadian dollars) For the three months ended For the six months ended
April 30, 2025 April 30, 2024 April 30, 2025 April 30, 2024
Debt securities at amortized cost $
(285)
$
(69)
$
(1,196)
$
(69)
Debt securities at fair value through other

comprehensive income
3
3
(6)
9
Total $
(282)
$
(66)
$
(1,202)
$
(60)
1
Includes $
284

million (US$
199

million) and $
1,207

million (US$
848

million), respectively, for the three and six months

ended April 30, 2025 (three and six months ended April 30, 2024 –
nil
) of pre-tax losses on debt securities related to the balance sheet restructuring initiative undertaken in the U.S.

Retail segment. Refer to Note 26 of the Bank’s 2024 Annual
Consolidated Financial Statements for additional information regarding the asset limitation on TD’s two

U.S. bank subsidiaries. As of May 21, 2025, the Bank has sold additional debt securities during the third quarter of fiscal 2025, resulting in approximately $
247

million (US$
178

million) of additional pre-tax losses on debt securities.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 65
(d)
CREDIT QUALITY OF DEBT SECURITIES
The Bank evaluates non-retail credit risk

on an individual borrower basis, using both

a borrower risk rating (BRR) and facility

risk rating, as detailed in the shaded
area of the “Managing Risk” section of the 2024

MD&A. This system is used to assess all non-retail

exposures, including debt securities.

The following table provides the gross carrying

amounts of debt securities measured at amortized

cost and debt securities at FVOCI by internal

risk rating for credit
risk management purposes, presenting

separately those debt securities that are

subject to Stage 1, Stage 2, and Stage 3

allowances. Refer to the “Allowance

for
Credit Losses” table in Note 6 for details regarding

the allowance and provision for credit losses

on debt securities.

Debt Securities by Risk Rating

(millions of Canadian dollars) As at
April 30, 2025 October 31, 2024
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Debt securities
1
Investment grade $
366,430
$
–
$ n/a 2 $
366,430
$
360,272
$
–
$ n/a $
360,272
Non-investment grade
704
112
n/a
816
439
91
n/a
530
Watch and classified n/a
57
n/a
57
n/a
68
n/a
68
Default n/a n/a
–
–
n/a n/a
–
–
Total debt securities
367,134
169
–
367,303
360,711
159
–
360,870
Allowance for credit losses on debt securities
at amortized cost
3
–
–
3
3
–
–
3
Total debt securities, net of

allowance
$
367,131
$
169
$
–
$
367,300
$
360,708
$
159
$
–
$
360,867
1
Includes debt securities backed by government-guaranteed loans of $
102

million (October 31, 2024 – $
113

million), which are reported in Non-investment grade or a lower risk rating based on the issuer’s credit risk.
2

Not applicable.
As at April 30, 2025, total debt securities, net

of allowance,

in the table above, include debt securities

measured at amortized cost, net of allowance,

of
$
254,417

million (October 31, 2024 – $
271,615

million), and debt securities measured at

FVOCI of $
112,883

million (October 31, 2024 – $
89,252

million). The
difference between probability-weighted ECLs

and base ECLs on debt securities at

FVOCI and at amortized cost as at both

April 30, 2025 and October 31, 2024,
was insignificant.
NOTE 6: LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES

(a) LOANS
The following table provides details regarding

the Bank’s loans as at April 30, 2025 and October

31, 2024.

Loans

(millions of Canadian dollars) As at
April 30, 2025 October 31,2024
Residential mortgages $
316,298
$
331,649
Consumer instalment and other personal
234,003
228,382
Credit card
40,465
40,639
Business and government
354,225
356,973

944,991
957,643
Loans at FVOCI

(Note 4)
141
230
Total loans
945,132
957,873
Total allowance for loan losses
8,613
8,094
Total loans, net of allowance $
936,519
$
949,779
Business and government loans and loans

at FVOCI are grouped together as reflected

below for presentation in the “Loans by

Risk Ratings” table.

Loans – Business and Government

(millions of Canadian dollars) As at
April 30, 2025 October 31, 2024
Loans at amortized cost $
354,225
$
356,973
Loans at FVOCI

(Note 4)
141
230
Loans
354,366
357,203
Allowance for loan losses
3,903
3,583
Loans, net of allowance $
350,463
$
353,620

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 66
(b) CREDIT QUALITY OF LOANS
In the retail portfolio, including individuals and

small businesses, the Bank manages exposures

on a pooled basis, using predictive credit

scoring techniques. For
non-retail exposures, each borrower is assigned

a BRR that reflects the probability of default

(PD)

of the borrower using proprietary industry

and sector specific
risk models and expert judgment. Refer to

the shaded areas of the “Managing Risk”

section of the 2024 MD&A for further

details, including the mapping of PD
ranges to risk levels for retail exposures

as well as the Bank’s 21-point BRR scale

to risk levels and external ratings for non-retail

exposures.

The following table provides the gross carrying

amounts of loans and credit risk exposures

on loan commitments and financial guarantee

contracts by internal risk
ratings for credit risk management purposes,

presenting separately those that are

subject to Stage 1, Stage 2, and Stage 3

allowances.

Loans by Risk Ratings

(millions of Canadian dollars) As at
April 30, 2025 October 31, 2024
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Residential mortgages
1,2,3
Low Risk $
218,093
$
920
$ n/a $
219,013
$
238,101
$
655
$ n/a $
238,756
Normal Risk
72,782
9,420
n/a
82,202
65,318
13,620
n/a
78,938
Medium Risk
394
10,048
n/a
10,442
370
9,614
n/a
9,984
High Risk
8
3,799
348
4,155
5
3,201
347
3,553
Default n/a n/a
486
486
n/a n/a
418
418
Total loans
291,277
24,187
834
316,298
303,794
27,090
765
331,649
Allowance for loan losses
106
174
68
348
116
189
60
365
Loans, net of allowance
291,171
24,013
766
315,950
303,678
26,901
705
331,284
Consumer instalment and other personal 4

Low Risk
100,688
2,611
n/a
103,299
101,171
2,624
n/a
103,795
Normal Risk
61,198
21,001
n/a
82,199
66,105
12,054
n/a
78,159
Medium Risk
27,578
6,834
n/a
34,412
27,188
6,352
n/a
33,540
High Risk
5,488
7,582
440
13,510
4,017
7,881
412
12,310
Default n/a n/a
583
583
n/a n/a
578
578
Total loans
194,952
38,028
1,023
234,003
198,481
28,911
990
228,382
Allowance for loan losses
649
1,218
278
2,145
667
1,120
262
2,049
Loans, net of allowance
194,303
36,810
745
231,858
197,814
27,791
728
226,333
Credit card

Low Risk
8,288
15
n/a
8,303
6,902
16
n/a
6,918
Normal Risk
11,957
197
n/a
12,154
11,714
188
n/a
11,902
Medium Risk
11,938
1,080
n/a
13,018
12,908
1,122
n/a
14,030
High Risk
2,372
4,086
400
6,858
2,832
4,382
437
7,651
Default n/a n/a
132
132
n/a n/a
138
138
Total loans
34,555
5,378
532
40,465
34,356
5,708
575
40,639
Allowance for loan losses
743
1,025
449
2,217
704
1,015
378
2,097
Loans, net of allowance
33,812
4,353
83
38,248
33,652
4,693
197
38,542
Business and government 1,2,3,5

Investment grade or Low/Normal Risk
152,746
156
n/a
152,902
158,425
102
n/a
158,527
Non-investment grade or Medium Risk
169,461
12,187
n/a
181,648
166,892
11,851
n/a
178,743
Watch and classified or High Risk
437
16,902
78
17,417
704
16,610
89
17,403
Default n/a n/a
2,399
2,399
n/a n/a
2,530
2,530
Total loans
322,644
29,245
2,477
354,366
326,021
28,563
2,619
357,203
Allowance for loan losses
1,147
1,923
833
3,903
983
1,758
842
3,583
Loans, net of allowance
321,497
27,322
1,644
350,463
325,038
26,805
1,777
353,620
Total loans
843,428
96,838
4,866
945,132
862,652
90,272
4,949
957,873
Total allowance for loan losses
2,645
4,340
1,628
8,613
2,470
4,082
1,542
8,094
Total loans, net of allowance $
840,783
$
92,498
$
3,238
$
936,519
$
860,182
$
86,190
$
3,407
$
949,779
1
Includes impaired loans with a balance of $
212

million (October 31, 2024 – $
259

million) which did not have a related allowance for loan losses as the realizable value of the collateral exceeded the loan amount.
2
Excludes trading loans and non-trading loans at fair value through profit or loss (FVTPL) with a fair value of $
26

billion (October 31, 2024 – $
24

billion) and $
3

billion (October 31, 2024 –
$
3

billion), respectively.
3
Includes insured mortgages of $
70

billion (October 31, 2024 – $
71

billion).
4

Includes Canadian government-insured real estate personal loans of $
5

billion (October 31, 2024 – $
6

billion).
5
Includes loans guaranteed by government agencies of $
23

billion (October 31, 2024 – $

billion), which are primarily reported in Non-investment grade or a lower risk rating based on the borrowers’ credit risk.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 67
Loans by Risk Ratings (Continued)

– Off-Balance Sheet Credit Instruments
1

(millions of Canadian dollars) As at
April 30, 2025 October 31, 2024
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Retail Exposures
2

Low Risk $
316,318
$
1,546
$ n/a $
317,864
$
268,234
$
1,365
$ n/a $
269,599
Normal Risk
55,985
1,411
n/a
57,396
93,576
1,332
n/a
94,908
Medium Risk
14,508
1,214
n/a
15,722
18,562
1,247
n/a
19,809
High Risk
1,115
763
–
1,878
1,126
1,181
–
2,307
Default n/a n/a
–
–
n/a n/a
–
–
Non-Retail Exposures 3
Investment grade
293,076
–
n/a
293,076
287,830
–
n/a
287,830
Non-investment grade
102,084
6,164
n/a
108,248
99,866
6,968
n/a
106,834
Watch and classified
369
5,662
–
6,031
328
5,418
–
5,746
Default n/a n/a
218
218
n/a n/a
252
252
Total off-balance sheet credit
instruments
783,455
16,760
218
800,433
769,522
17,511
252
787,285
Allowance for off-balance sheet credit

instruments
415
552
4
971
439
593
11
1,043
Total off-balance sheet credit
instruments, net of allowance $
783,040
$
16,208
$
214
$
799,462
$
769,083
$
16,918
$
241
$
786,242
1
Excludes mortgage commitments.
2

Includes $
390

billion (October 31, 2024 – $
384

billion) of personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
3

Includes $
68

billion (October 31, 2024 – $

billion) of the undrawn component of uncommitted credit and liquidity facilities.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 68
(c) ALLOWANCE FOR CREDIT LOSSES
The following table provides details on

the Bank’s allowance for credit losses as at and

for the three and six months ended April 30,

2025

and April 30, 2024,
including allowance for off-balance sheet instruments

in the applicable categories.

Allowance for Credit Losses
(millions of Canadian dollars) Foreign Foreign

exchange,

exchange,

Balance at
Provision

Write-offs, disposals, Balance Balance at
Provision

Write-offs, disposals, Balance
beginning for credit net of and other at end of beginning for credit net of and other at end of of period losses recoveries adjustments period of period losses recoveries adjustments period

For the three months ended
April 30, 2025 April 30, 2024
Residential mortgages $
368
$
(14)
$
–
$
(6)
$
348
$
410
$
(8)
$
(1)
$
2
$
403
Consumer instalment and other
personal
2,189
380
(307)
(41)
2,221
1,979
361
(288)
20
2,072
Credit card
2,797
451
(435)
(97)
2,716
2,577
423
(403)
47
2,644
Business and government
4,240
523
(360)
(104)
4,299
3,299
296
(207)
40
3,428
Total allowance for loan losses,
including off-balance sheet
instruments
9,594
1,340
(1,102)
(248)
9,584
8,265
1,072
(899)
109
8,547
Debt securities at amortized cost
3
–
–
–
3
2
–
–
–
2
Debt securities at FVOCI
1
1
–
–
2
1
(1)
–
1
1
Total allowance for credit
losses on debt securities
4
1
–
–
5
3
(1)
–
1
3
Total allowance for credit losses $
9,598
$
1,341
$
(1,102)
$
(248)
$
9,589
$
8,268
$
1,071
$
(899)
$
110
$
8,550
Comprising:
Allowance for credit losses on
loans at amortized cost $
8,654

$
8,613
$
7,265

$
7,545
Allowance for credit losses on
loans at FVOCI
1
–
–
–
Allowance for loan losses
8,655
8,613
7,265
7,545
Allowance for off-balance sheet
instruments
939
971
1,000
1,002

Allowance for credit losses on

debt securities
4
5
3
3
For the six months ended
April 30, 2025 April 30, 2024
Residential mortgages $
365
$
(15)
$
(1)
$
(1)
$
348
$
403
$
–
$
(3)
$
3
$
403
Consumer instalment and other
personal
2,133
736
(641)
(7)
2,221
1,895
743
(563)
(3)
2,072
Credit card
2,699
901
(871)
(13)
2,716
2,577
853
(772)
(14)
2,644
Business and government
3,940
930
(546)
(25)
4,299
3,310
477
(320)
(39)
3,428
Total allowance for loan losses,
including off-balance sheet
instruments
9,137
2,552
(2,059)
(46)
9,584
8,185
2,073
(1,658)
(53)
8,547
Debt securities at amortized cost
3
–
–
–
3
2
–
–
–
2
Debt securities at FVOCI
1
1
–
–
2
2
(1)
–
–
1
Total allowance for credit
losses on debt securities
4
1
–
–
5
4
(1)
–
–
3
Total allowance for credit losses $
9,141
$
2,553
$
(2,059)
$
(46)
$
9,589
$
8,189
$
2,072
$
(1,658)
$
(53)
$
8,550
Comprising:
Allowance for credit losses on
loans at amortized cost $
8,094

$
8,613
$
7,136

$
7,545
Allowance for credit losses on
loans at FVOCI
–
–
–
–
Allowance for loan losses
8,094
8,613
7,136
7,545
Allowance for off-balance sheet
instruments
1,043
971
1,049
1,002

Allowance for credit losses on

debt securities
4
5
4
3

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 69
(d) ALLOWANCE FOR LOAN LOSSES BY STAGE
The following table provides details on

the Bank’s allowance for loan losses by stage as

at and for the three months ended April 30,

2025 and April 30, 2024.

Allowance for Loan Losses by Stage
(millions of Canadian dollars) For the three months ended
April 30, 2025 April 30, 2024
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Residential Mortgages
Balance at beginning of period $
114
$
181
$
73
$
368
$
137
$
212
$
61
$
410
Provision for credit losses
Transfer to Stage 1 1
22
(20)
(2)
–
32
(32)
–
–
Transfer to Stage 2
(7)
17
(10)
–
(7)
13
(6)
–
Transfer to Stage 3
–
(8)
8
–
–
(8)
8
–
Net remeasurement due to transfers into stage 2
(5)
4
–
(1)
(8)
6
–
(2)
New originations or purchases 3
5
n/a n/a
5
7
n/a n/a
7
Net repayments 4
(1)
(1)
–
(2)
(1)
–
–
(1)
Derecognition of financial assets (excluding
disposals and write-offs) 5
(5)
(6)
(7)
(18)
(1)
(7)
(19)
(27)
Changes to risk, parameters, and models 6
(15)
8
9
2
(31)
29
17
15
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(1)
(1)
–
–
(2)
(2)
Recoveries
–
–
1
1
–
–
1
1
Foreign exchange and other adjustments
(2)
(1)
(3)
(6)
1
1
–
2
Balance at end of period $
106
$
174
$
68
$
348
$
129
$
214
$
60
$
403
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments,
at beginning of period $
683
$
1,224
$
282
$
2,189
$
664
$
1,090
$
225
$
1,979
Provision for credit losses
Transfer to Stage 1 1
139
(137)
(2)
–
142
(141)
(1)
–
Transfer to Stage 2
(60)
85
(25)
–
(58)
81
(23)
–
Transfer to Stage 3
(2)
(76)
78
–
(3)
(62)
65
–
Net remeasurement due to transfers into stage 2
(61)
72
2
13
(63)
71
2
10
New originations or purchases 3
76
n/a n/a
76
87
n/a n/a
87
Net repayments 4
(20)
(29)
(4)
(53)
(18)
(24)
(4)
(46)
Derecognition of financial assets (excluding
disposals and write-offs) 5
(21)
(27)
(10)
(58)
(16)
(26)
(16)
(58)
Changes to risk, parameters, and models 6
(46)
179
269
402
(55)
148
275
368
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(399)
(399)
–
–
(370)
(370)
Recoveries
–
–
92
92
–
–
82
82
Foreign exchange and other adjustments
(15)
(21)
(5)
(41)
8
9
3
20
Balance, including off-balance sheet instruments,
at end of period
673
1,270
278
2,221
688
1,146
238
2,072
Less: Allowance for off-balance sheet instruments 7
24
52
–
76
30
55
–
85
Balance at end of period $
649
$
1,218
$
278
$
2,145
$
658
$
1,091
$
238
$
1,987
Credit Card 8
Balance, including off-balance sheet instruments,
at beginning of period $
927
$
1,372
$
498
$
2,797
$
880
$
1,325
$
372
$
2,577
Provision for credit losses
Transfer to Stage 1 1
235
(224)
(11)
–
263
(255)
(8)
–
Transfer to Stage 2
(82)
105
(23)
–
(81)
101
(20)
–
Transfer to Stage 3
(6)
(286)
292
–
(5)
(239)
244
–
Net remeasurement due to transfers into stage 2
(78)
113
6
41
(118)
121
6
9
New originations or purchases 3
38
n/a n/a
38
40
n/a n/a
40
Net repayments 4
(12)
(1)
20
7
(8)
1
18
11
Derecognition of financial assets (excluding
disposals and write-offs) 5
(9)
(21)
(104)
(134)
(10)
(18)
(88)
(116)
Changes to risk, parameters, and models 6
(28)
302
225
499
(61)
286
254
479
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(532)
(532)
–
–
(486)
(486)
Recoveries
–
–
97
97
–
–
83
83
Foreign exchange and other adjustments
(32)
(46)
(19)
(97)
15
23
9
47
Balance, including off-balance sheet instruments,
at end of period
953
1,314
449
2,716
915
1,345
384
2,644
Less: Allowance for off-balance sheet instruments 7
210
289
–
499
248
366
–
614
Balance at end of period $
743
$
1,025
$
449
$
2,217
$
667
$
979
$
384
$
2,030
1
Transfers represent stage transfer movements prior to ECL remeasurement.

2

Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the “Significant Increase in Credit Risk” section of Note 2 and Note 3 of the Bank’s 2024

Annual Consolidated Financial Statements, holding all other factors impacting the change in ECLs constant.

3

Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
4

Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.

5

Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
6

Represents the changes in the allowance related to current period changes in risk (e.g.,

PD) caused by changes to macroeconomic factors, level of risk, parameters,

and/or models,
subsequent to stage migration. Refer to the “Measurement of Expected Credit Losses”, “Forward-Looking Information

”

and “Expert Credit Judgment”

sections of Note 2 and Note 3 of the
Bank’s 2024 Annual Consolidated Financial Statements for further details.

7

The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim

Consolidated Balance Sheet.
8

Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank’s 2024 Annual
Consolidated Financial Statements for further details.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 70
Allowance for Loan Losses by Stage (Continued)
(millions of Canadian dollars) For the three months ended
April 30, 2025 April 30, 2024
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Business and Government 1
Balance, including off-balance sheet instruments,
at beginning of period $
1,272
$
1,997
$
971
$
4,240
$
1,139
$
1,631
$
529
$
3,299
Provision for credit losses
Transfer to Stage 1
2
66
(63)
(3)
–
52
(52)
–
–
Transfer to Stage 2
(161)
176
(15)
–
(166)
170
(4)
–
Transfer to Stage 3
(1)
(72)
73
–
(2)
(80)
82
–
Net remeasurement due to transfers into stage
2
(18)
45
–
27
(18)
51
1
34
New originations or purchases
2
314
n/a n/a
314
297
n/a n/a
297
Net repayments
2
(2)
(5)
(76)
(83)
9
(11)
(3)
(5)
Derecognition of financial assets (excluding
disposals and write-offs)
2
(160)
(199)
(46)
(405)
(161)
(155)
(100)
(416)
Changes to risk, parameters, and models
2
57
311
302
670
2
194
190
386
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(383)
(383)
–
–
(222)
(222)
Recoveries
–
–
23
23
–
–
15
15
Foreign exchange and other adjustments
(39)
(56)
(9)
(104)
18
30
(8)
40
Balance, including off-balance sheet instruments,
at end of period
1,328
2,134
837
4,299
1,170
1,778
480
3,428
Less: Allowance for off-balance sheet instruments
3
181
211
4
396
145
147
11
303
Balance at end of period
1,147
1,923
833
3,903
1,025
1,631
469
3,125
Total Allowance, including

off-balance sheet

instruments, at end of period
3,060
4,892
1,632
9,584
2,902
4,483
1,162
8,547
Less: Total Allowance for

off-balance sheet

instruments 3
415
552
4
971
423
568
11
1,002
Total Allowance for Loan Losses

at end of period
$
2,645
$
4,340
$
1,628
$
8,613
$
2,479
$
3,915
$
1,151
$
7,545
1
Includes allowance for loan losses related to customers’ liability under acceptances.
2

For explanations regarding this line item, refer to the “Allowance for Loan Losses by Stage” table on the previous page in this Note.
3

The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim

Consolidated Balance Sheet.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 71
The following table provides details on

the Bank’s allowance for loan losses by stage as

at and for the six months ended April 30, 2025

and April 30, 2024.

Allowance for Loan Losses by Stage
(millions of Canadian dollars) For the six months ended
April 30, 2025 April 30, 2024
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Residential Mortgages
Balance at beginning of period $
116
$
189
$
60
$
365
$
154
$
192
$
57
$
403
Provision for credit losses
Transfer to Stage 1 1
57
(54)
(3)
–
68
(65)
(3)
–
Transfer to Stage 2
(13)
28
(15)
–
(17)
28
(11)
–
Transfer to Stage 3
–
(19)
19
–
–
(17)
17
–
Net remeasurement due to transfers into stage 2
(12)
8
–
(4)
(14)
13
–
(1)
New originations or purchases 3
12
n/a n/a
12
15
n/a n/a
15
Net repayments 4
(2)
(2)
–
(4)
(2)
–
–
(2)
Derecognition of financial assets (excluding
disposals and write-offs) 5
(9)
(10)
(13)
(32)
(3)
(12)
(23)
(38)
Changes to risk, parameters, and models 6
(43)
34
22
13
(71)
74
23
26
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(2)
(2)
–
–
(4)
(4)
Recoveries
–
–
1
1
–
–
1
1
Foreign exchange and other adjustments
–
–
(1)
(1)
(1)
1
3
3
Balance at end of period $
106
$
174
$
68
$
348
$
129
$
214
$
60
$
403
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments,
at beginning of period $
696
$
1,175
$
262
$
2,133
$
688
$
1,010
$
197
$
1,895
Provision for credit losses
Transfer to Stage 1 1
324
(321)
(3)
–
273
(271)
(2)
–
Transfer to Stage 2
(124)
172
(48)
–
(130)
172
(42)
–
Transfer to Stage 3
(5)
(149)
154
–
(6)
(122)
128
–
Net remeasurement due to transfers into stage 2
(143)
148
4
9
(117)
157
4
44
New originations or purchases 3
160
n/a n/a
160
176
n/a n/a
176
Net repayments 4
(42)
(54)
(8)
(104)
(36)
(45)
(7)
(88)
Derecognition of financial assets (excluding
disposals and write-offs) 5
(42)
(57)
(20)
(119)
(33)
(46)
(26)
(105)
Changes to risk, parameters, and models 6
(148)
360
578
790
(126)
294
548
716
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(811)
(811)
–
–
(717)
(717)
Recoveries
–
–
170
170
–
–
154
154
Foreign exchange and other adjustments
(3)
(4)
–
(7)
(1)
(3)
1
(3)
Balance, including off-balance sheet instruments,
at end of period
673
1,270
278
2,221
688
1,146
238
2,072
Less: Allowance for off-balance sheet instruments 7
24
52
–
76
30
55
–
85
Balance at end of period $
649
$
1,218
$
278
$
2,145
$
658
$
1,091
$
238
$
1,987
Credit Card 8
Balance, including off-balance sheet instruments,
at beginning of period $
947
$
1,374
$
378
$
2,699
$
988
$
1,277
$
312
$
2,577
Provision for credit losses
Transfer to Stage 1 1
720
(698)
(22)
–
509
(494)
(15)
–
Transfer to Stage 2
(168)
212
(44)
–
(176)
212
(36)
–
Transfer to Stage 3
(11)
(528)
539
–
(11)
(462)
473
–
Net remeasurement due to transfers into stage 2
(300)
225
13
(62)
(226)
260
13
47
New originations or purchases 3
74
n/a n/a
74
79
n/a n/a
79
Net repayments 4
6
3
38
47
14
6
35
55
Derecognition of financial assets (excluding
disposals and write-offs) 5
(36)
(43)
(179)
(258)
(20)
(34)
(172)
(226)
Changes to risk, parameters, and models 6
(275)
775
600
1,100
(236)
586
548
898
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(1,061)
(1,061)
–
–
(930)
(930)
Recoveries
–
–
190
190
–
–
158
158
Foreign exchange and other adjustments
(4)
(6)
(3)
(13)
(6)
(6)
(2)
(14)
Balance, including off-balance sheet instruments,
at end of period
953
1,314
449
2,716
915
1,345
384
2,644
Less: Allowance for off-balance sheet instruments 7
210
289
–
499
248
366
–
614
Balance at end of period $
743
$
1,025
$
449
$
2,217
$
667
$
979
$
384
$
2,030
1
Transfers represent stage transfer movements prior to ECL remeasurement.

2

Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the “Significant Increase in Credit Risk” section of Note 2 and Note 3 of the Bank’s 2024

Annual Consolidated Financial Statements, holding all other factors impacting the change in ECLs constant.

3

Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
4

Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.

5

Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
6

Represents the changes in the allowance related to current period changes in risk (e.g.,

PD) caused by changes to macroeconomic factors, level of risk, parameters,

and/or models,
subsequent to stage migration. Refer to the “Measurement of Expected Credit Losses”, “Forward-Looking Information

”

and “Expert Credit Judgment”

sections of Note 2 and Note 3 of the
Bank’s 2024 Annual Consolidated Financial Statements for further details.

7

The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim

Consolidated Balance Sheet.
8

Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank’s 2024 Annual
Consolidated Financial Statements for further details.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 72
Allowance for Loan Losses by Stage (Continued)
(millions of Canadian dollars) For the six months ended
April 30, 2025 April 30, 2024
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Business and Government 1
Balance, including off-balance sheet instruments,
at beginning of period $
1,150
$
1,937
$
853
$
3,940
$
1,319
$
1,521
$
470
$
3,310
Provision for credit losses
Transfer to Stage 1
2
154
(151)
(3)
–
114
(114)
–
–
Transfer to Stage 2
(314)
334
(20)
–
(283)
290
(7)
–
Transfer to Stage 3
(4)
(224)
228
–
(16)
(135)
151
–
Net remeasurement due to transfers into stage
2
(46)
103
1
58
(39)
93
5
59
New originations or purchases
2
614
n/a n/a
614
568
n/a n/a
568
Net repayments
2
15
(24)
(86)
(95)
17
(19)
(29)
(31)
Derecognition of financial assets (excluding
disposals and write-offs)
2
(329)
(395)
(122)
(846)
(333)
(254)
(145)
(732)
Changes to risk, parameters, and models
2
86
561
552
1,199
(160)
396
377
613
Disposals
–
–
(9)
(9)
–
–
–
–
Write-offs
–
–
(585)
(585)
–
–
(346)
(346)
Recoveries
–
–
39
39
–
–
26
26
Foreign exchange and other adjustments
2
(7)
(11)
(16)
(17)
–
(22)
(39)
Balance, including off-balance sheet instruments,
at end of period
1,328
2,134
837
4,299
1,170
1,778
480
3,428
Less: Allowance for off-balance sheet instruments
3
181
211
4
396
145
147
11
303
Balance at end of period
1,147
1,923
833
3,903
1,025
1,631
469
3,125
Total Allowance, including

off-balance sheet

instruments, at end of period
3,060
4,892
1,632
9,584
2,902
4,483
1,162
8,547
Less: Total Allowance for

off-balance sheet

instruments 3
415
552
4
971
423
568
11
1,002
Total Allowance for Loan Losses

at end of period
$
2,645
$
4,340
$
1,628
$
8,613
$
2,479
$
3,915
$
1,151
$
7,545
1
Includes allowance for loan losses related to customers’ liability under acceptances.
2

For explanations regarding this line item, refer to the “Allowance for Loan Losses by Stage” table on the previous page in this Note.
3

The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim

Consolidated Balance Sheet.
The allowance for credit losses on all remaining

financial assets is not significant.
(e)

FORWARD-LOOKING INFORMATION
Relevant macroeconomic factors are incorporated

in risk parameters as appropriate. Additional

risk factors that are industry or segment

specific are also
incorporated, where relevant. The key macroeconomic

variables used in determining ECLs include

regional unemployment rates for all retail exposures

and
regional housing price indices for residential

mortgages and home equity lines of credit.

For business and government loans,

the key macroeconomic variables
include gross domestic product (GDP), unemployment

rates, interest rates, and credit spreads.

Refer to Note 3 of the Bank’s 2024 Annual

Consolidated Financial
Statements for a discussion of how forward-looking

information is generated and considered

in determining whether there has been a

significant increase in credit
risk and in measuring ECLs.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 73
Macroeconomic Variables
Select macroeconomic variables are projected

over the forecast period.
The following table sets out average values

of the macroeconomic variables over

the four
calendar quarters starting with the current

quarter, and the remaining 4-year forecast period for the base forecast and upside and downside scenarios

used in
determining the Bank’s ECLs as at April 30, 2025.

As the forecast period increases, information

about the future becomes less readily

available and projections
are anchored on assumptions around structural

relationships between economic parameters

that are inherently much less certain.

The baseline forecast reflects a
meaningful tempering in growth and higher

unemployment as a result of rising

trade tensions. Announced policies to date

have already led to a sharp deterioration
in consumer and business confidence,

heightened economic uncertainty, and a tightening in financial conditions. A further escalation in the

trade conflict poses a
downside risk to the economic outlook.
Macroeconomic Variables
As at
April 30, 2025
Base Forecast Upside Scenario Downside Scenario
Average Remaining Average Remaining Average Remaining
Q2 2025- 4-year Q2 2025- 4-year Q2 2025- 4-year
Q1 2026 1 period 1 Q1 2026 1 period 1 Q1 2026 1 period 1

Unemployment rate
Canada
6.9
%
6.0
%
6.3
%
5.7
%
7.6
%
7.2
%
United States
4.5
4.1
4.0
3.8
5.4
5.4
Real GDP
Canada
0.8
1.8
1.0
2.0
(0.5)
2.0
United States
1.1
2.1
1.2
2.2
(0.7)
2.3
Home prices
Canada (average existing price) 2
(2.5)
4.4
(2.1)
4.9
(8.5)
2.4
United States (CoreLogic HPI)
3
3.7
3.4
4.2
4.0
(5.8)
4.3
Central bank policy interest rate
Canada
2.25
2.25
2.50
2.50
1.13
1.42
United States
3.94
3.00
3.69
3.25
2.31
2.19
U.S. 10-year treasury yield
4.02
3.75
4.33
4.02
3.72
3.45
U.S. 10-year BBB spread (%-pts)
1.63
1.85
1.43
1.77
2.44
2.13
Exchange rate (U.S. dollar/Canadian dollar) $
0.68
$
0.74
$
0.70
$
0.76
$
0.64
$
0.68
1
The numbers represent average values for the quoted periods, and average of year-on-year growth for real GDP and home prices.
2
The average home price is the average transacted sale price of homes sold via the Multiple Listing Service; data is collected by the Canadian Real Estate Association.
3
The CoreLogic home price index (HPI) is a repeat-sales index which tracks increases and decreases in the same home’s sales price over time.
(f)

SENSITIVITY OF ALLOWANCE FOR CREDIT LOSSES
ECLs are sensitive to the inputs used in internally

developed models, the macroeconomic

variables in the forward-looking forecasts and

respective probability
weightings in determining the probability-weighted

ECLs, and other factors considered when

applying expert credit judgment. Changes

in these inputs,
assumptions, models, and judgments would

affect the assessment of significant increase in

credit risk and the measurement of ECLs.
The following table presents the base ECL

scenario compared to the probability-weighted ECLs,

with the latter derived from three ECL

scenarios for performing
loans and off-balance sheet instruments. The difference

reflects the impact of deriving multiple

scenarios around the base ECLs and resultant

change in ECLs due
to non-linearity and sensitivity to using

macroeconomic forecasts.

Change from Base to Probability-Weighted

ECLs
(millions of Canadian dollars, except

as noted)
As at
April 30, 2025 October 31, 2024
Probability-weighted ECLs $
7,952
$
7,584
Base ECLs
7,573
7,185
Difference – in amount $
379
$
399
Difference – in percentage
5.0
%
5.6
%
ECLs for performing loans and off-balance sheet instruments

consist of an aggregate amount of Stage 1 and

Stage 2 probability-weighted ECLs

which are twelve-
month ECLs and lifetime ECLs, respectively. Transfers from Stage 1 to Stage

2 ECLs result from a significant increase

in credit risk since initial recognition

of the
loan.
The following table shows the estimated

impact of staging on ECLs by presenting all

performing loans and off-balance sheet instruments

calculated using
twelve-month ECLs compared to the current

aggregate probability-weighted ECLs, holding

all risk profiles constant.

Incremental Lifetime ECLs Impact
(millions of Canadian dollars)

As at
April 30, 2025 October 31, 2024
Probability-weighted ECLs $
7,952
$
7,584
All performing loans and off-balance sheet instruments

using 12-month ECLs
6,067
5,631
Incremental lifetime ECLs impact $
1,885
$
1,953
(g)

FORECLOSED ASSETS
Foreclosed assets are repossessed non-financial

assets where the Bank gains title, ownership,

or possession of individual properties,

such as real estate
properties, which are managed for sale in an

orderly manner with the proceeds used

to reduce or repay any outstanding debt.

The Bank does not generally occupy
foreclosed properties for its business use.

The Bank predominantly relies on third-party

appraisals to determine the carrying value of

foreclosed assets.

Foreclosed
assets held for sale were $
171

million as at April 30, 2025 (October 31, 2024

– $
126

million) and were recorded in Other assets

on the Interim Consolidated
Balance Sheet.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 74
(h)

LOANS PAST DUE BUT NOT IMPAIRED
A loan is classified as past due when a borrower

has failed to make a payment by the

contractual due date.
The following table summarizes loans that are

past
due but not impaired.

Loans less than 31 days contractually past

due are excluded as they do not generally

reflect a borrower’s ability to meet

their payment
obligations.

Loans Past Due but not Impaired 1
(millions of Canadian dollars) As at
April 30, 2025 October 31, 2024

31-60 61-89 31-60 61-89

days days Total days days Total
Residential mortgages

$
378
$
147
$
525
$
443
$
111
$
554
Consumer instalment and other personal
877
326
1,203
983
335
1,318
Credit card
361
245
606
375
269
644
Business and government
210
91
301
244
83
327
Total

$
1,826
$
809
$
2,635
$
2,045
$
798
$
2,843
1
Includes loans that are measured at FVOCI.

(i)

SALE OF U.S. RESIDENTIAL MORTGAGE

LOANS
On March 26, 2025, the Bank completed

the sale of US$
8.6

billion of certain U.S. residential mortgage

loans (correspondent loans) which resulted

in the
recognition of a pre-tax loss including

transaction costs of US$
564

million in Other income (loss) on the Interim

Consolidated Statement of Income. The sale
relates to the U.S. balance sheet restructuring

activities outlined in the fourth quarter

of fiscal 2024.
NOTE 7: INVESTMENT IN ASSOCIATES AND JOINT VENTURES
INVESTMENT IN THE CHARLES SCHWAB CORPORATION

On February 12, 2025, the Bank sold its entire

remaining equity investment in The

Charles Schwab Corporation (“Schwab”)

through a registered offering and
share repurchase by Schwab. Immediately prior

to the sale, TD held
184.7

million shares of Schwab’s common stock, representing
10.1
% economic ownership.
The sale of the shares resulted in proceeds

of approximately $
21.0

billion and the Bank recognized in Other income

(loss) a net gain on sale of approximately
$
9.2

billion. This gain is net of the release of

related cumulative foreign currency translation

from AOCI, the release of AOCI on designated

net investment hedging
items, and direct transaction costs. For segment

reporting, the Bank recognized an after-tax

gain of $
8.6

billion in its Corporate segment and $
184

million of
underwriting fees in its Wholesale segment

as a result of TD Securities acting as a lead

bookrunner on the transaction.

The transaction increased Common Equity

Tier 1 (CET1) capital by approximately
238

bps.

Prior to the sale, the Bank accounted

for its investment in Schwab using the equity

method. The Bank’s share of Schwab’s earnings available

to common
shareholders was reported with a one-month lag.

The Bank’s share of net income from its investment

in Schwab of $
74

million and $
305

million during the three
and six months ended April 30, 2025, respectively

(April 30, 2024 – $
194

million and $
335

million, respectively), reflects net income

after adjustments for
amortization of certain intangibles net of tax.
The Stockholder Agreement was terminated

by the Bank’s sale of its equity investment in Schwab

and the Bank discontinued

recording its share of earnings
available to common shareholders from its investment

in Schwab following the sale. The Bank

continues to have a business relationship

with Schwab through the
insured deposit account agreement (“IDA Agreement”).

Insured Deposit Account Agreement
On November 25, 2019, the Bank and Schwab

signed an insured deposit account agreement

(the “2019 Schwab IDA Agreement”), with an

initial expiration date of
July 1, 2031. Under the 2019 Schwab IDA

Agreement, starting July 1, 2021, Schwab

had the option to reduce the deposits by

up to US$
10

billion per year (subject
to certain limitations and adjustments),

with a floor of US$
50

billion. In addition, Schwab requested some

further operational flexibility to allow for the

sweep
deposit balances to fluctuate over time, under

certain conditions and subject to certain limitations.
On May 4, 2023, the Bank and Schwab entered

into an amended insured deposit account

agreement (the “2023 Schwab IDA Agreement”

or the “Schwab IDA
Agreement”), which replaced the 2019 Schwab

IDA Agreement. Pursuant to the 2023 Schwab

IDA Agreement, the Bank continues to make

sweep deposit
accounts available to clients of Schwab. Schwab

designates a portion of the deposits

with the Bank as fixed-rate obligation amounts

(FROA). Remaining deposits
are designated as floating-rate obligations.

In comparison to the 2019 Schwab IDA Agreement,

the 2023 Schwab IDA Agreement extends

the initial expiration date
by three years to July 1, 2034 and provides

for lower deposit balances in its first six

years, followed by higher balances in

the later years. Specifically, until
September 2025, the aggregate FROA

will serve as the floor. Thereafter, the floor will be set at US$
60

billion. In addition, Schwab had the option

to buy down up
to $
6.8

billion (US$
5

billion) of FROA by paying the Bank certain

fees in accordance with the 2023 Schwab

IDA Agreement, subject to certain limits.

During the first quarter of fiscal 2024, Schwab

exercised its option to buy down the remaining

$
0.7

billion (US$
0.5

billion) of the US$
5

billion FROA buydown
allowance and paid $
32

million (US$
23

million) in termination fees to the Bank in accordance

with the 2023 Schwab IDA Agreement. By

the end of the first quarter
of fiscal 2024, Schwab had completed its buydown

of the full US$
5

billion FROA buydown allowance and had

paid a total of $
337

million (US$
250

million) in
termination fees to the Bank. The fees were

intended to compensate the Bank for losses

incurred from discontinuing certain hedging

relationships and for lost
revenues. The net impact was recorded in

net interest income.
Refer to Note 27 of the Bank’s 2024 Annual

Consolidated Financial Statements for further details

on the Schwab IDA Agreement.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 75
NOTE 8: OTHER ASSETS

Other Assets
(millions of Canadian dollars) As at
April 30 October 31
2025 2024
Accounts receivable and other items $
14,720
$
12,931
Accrued interest
5,361
5,509
Cheques and other items in transit
497
1,656
Current income tax receivable
4,101
4,061
Defined benefit asset

1,041

1,042
Prepaid expenses
1,676
1,794
Reinsurance contract assets
1,046
1,188
Total $
28,442
$
28,181
NOTE 9: DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal, which primarily include business and government
chequing accounts. Notice deposits are those for which the Bank can legally require notice prior to withdrawal,

which include both savings and chequing
accounts. Term

deposits are payable on a given date of maturity and are purchased by customers to earn interest over a fixed period, with terms ranging from one day to ten years and generally include fixed term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount
of term deposits in denominations of $100,000 or more as at April 30, 2025, was $
528

billion (October 31, 2024 – $
546

billion).

Deposits
(millions of Canadian dollars) As at
April 30 October 31
By Type By Country 2025 2024
Demand Notice Term 1 Canada United States International Total Total
Personal $
22,014
$
488,577
$
137,913
$
347,019
$
301,485
$
–
$
648,504
$
641,667
Banks
10,763
530
33,656
19,093
23,295
2,561
44,949
57,698
Business and government
2
156,658
191,438
226,199
411,419
153,737
9,139
574,295
569,315
189,435
680,545
397,768
777,531
478,517
11,700
1,267,748
1,268,680
Trading
–
–
28,761
22,074
2,803
3,884
28,761
30,412
Designated at fair value through
profit or loss 3
–
–
193,702
50,140
78,012
65,550
193,702
207,668
Total $
189,435
$
680,545
$
620,231
$
849,745
$
559,332
$
81,134
$
1,490,211
$
1,506,760
Non-interest-bearing deposits
included above 4
Canada $
58,315
$
58,873
United States
72,325
73,509
International
–
–
Interest-bearing deposits
included above 4
Canada
791,430
781,526
United States
5
487,007
504,896
International
81,134
87,956
Total 2,6 $
1,490,211
$
1,506,760
1 Includes $
98.6

billion (October 31, 2024 – $
97.6

billion) of senior debt which is subject to the bank recapitalization “bail-in” regime. This regime provides certain statutory powers to the
Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares in the event that the Bank becomes non-viable.
2 Includes $
74.3

billion relating to covered bondholders (October 31, 2024 – $
75.4

billion).
3

Financial liabilities designated at FVTPL on the Consolidated Balance Sheet also includes $
222.8

million (October 31, 2024 – $
246.0

million) of loan commitments and financial
guarantees designated at FVTPL.
4

The geographical splits of the deposits are based on the point of origin of the deposits.
5

Includes $
9.8

billion (October 31, 2024 – $
13.1

billion) of U.S. federal funds deposited and $
23.1

billion (October 31, 2024 – $
36.2

billion) of deposits and advances with the FHLB.
6

Includes deposits of $
791.8

billion (October 31, 2024 – $
810.2

billion) denominated in U.S. dollars and $
134.0

billion (October 31, 2024 – $
140.7

billion) denominated in other foreign
currencies.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 76
NOTE 10: OTHER LIABILITIES

Other Liabilities
(millions of Canadian dollars)
As at

April 30 October 31
2025 2024
Accounts payable, accrued expenses, and

other items
$
8,372
$
7,706
Accrued interest
4,566
5,559
Accrued salaries and employee benefits
4,528
5,386
Current income tax payable
348
67
Deferred tax liabilities
303
300
Defined benefit liability
1,353
1,380
Lease liabilities
5,004
5,013
Liabilities related to structured entities
22,111
22,792
Provisions

(Note 17)
1,427
3,675
Total $
48,012
$
51,878
NOTE 11: SUBORDINATED NOTES AND DEBENTURES

Issues
On January 23, 2025, the Bank issued EUR
750

million of Fixed Rate Reset Subordinated

Notes (Non-Viability Contingent Capital (NVCC))

constituting
subordinated indebtedness of the Bank (the

“Euro Notes”), maturing on January 23, 2036.

The Euro Notes will bear interest at a fixed rate

of
4.030
% per annum
(paid annually) until January 23, 2031, and at

the 5-year mid-swap rate plus
1.500
% thereafter (paid annually) until maturity on

January 23, 2036. With prior
approval of OSFI, the Bank may, at its option, redeem the Euro

Notes on January 23, 2031, in whole but not in

part, at par plus accrued and unpaid interest

by
giving not more than
60

nor less than
10

days’ notice to holders.
On January 31, 2025, the Bank issued $
1

billion of NVCC medium-term notes

constituting subordinated indebtedness of

the Bank (the “Notes”), maturing on
February 1, 2035. The Notes will bear interest

at a fixed rate of
4.231
% per annum (paid semi-annually) until

February 1, 2030, and at Daily Compounded
Canadian Overnight Repo Rate Average plus
1.54
% thereafter (paid quarterly) until maturity

on February 1, 2035. With prior approval

of OSFI, the Bank may, at its
option, redeem the Notes on or after February

1, 2030, in whole or in part, at par plus

accrued and unpaid interest by giving not

more than
60

nor less than
10
days’ notice to holders.
Redemptions
On April 22, 2025, the Bank redeemed all of

its outstanding $
3

billion
3.105
% NVCC medium-term notes due April

22, 2030 constituting subordinated
indebtedness of the Bank, at a redemption price

of
100

per cent of the principal amount, plus accrued

and unpaid interest up to, but excluding,

April 22, 2025.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 77
NOTE 12: EQUITY

The following table summarizes the changes

to the shares and other equity instruments

issued and outstanding,

and treasury instruments held as at and

for the
three and six months ended April 30, 2025 and

April 30, 2024.

Shares and Other Equity Instruments

Issued and Outstanding and Treasury Instruments

Held
(thousands of shares or other equity instruments
and millions of Canadian dollars) For the three months ended For the six months ended

April 30, 2025 April 30, 2024 April 30, 2025 April 30, 2024
Number Number Number Number
of shares Amount of shares Amount of shares Amount of shares Amount
Common Shares
Balance as at beginning of period
1,752,200
$
25,528
1,772,819
$
25,318
1,750,272
$
25,373
1,791,422
$
25,434
Proceeds from shares issued on exercise
of stock options
592
44
351
24
945
69
988
66
Shares issued as a result of dividend
reinvestment plan
–
–
1,632
132
1,575
130
3,298
269
Purchase of shares for cancellation and other
(30,001)
(436)
(15,218)
(217)
(30,001)
(436)
(36,124)
(512)
Balance as at end of period – common shares
1,722,791
$
25,136
1,759,584
$
25,257
1,722,791
$
25,136
1,759,584
$
25,257
Preferred Shares and Other Equity Instruments
Preferred Shares – Class A
Balance as at beginning of period
71,650
$
3,400
143,650
$
5,200
91,650
$
3,900
143,650
$
5,200
Redemption of shares 1
–
–
(14,000)
(350)
(20,000)
(500)
(14,000)
(350)
Balance as at end of period
71,650
$
3,400
129,650
$
4,850
71,650
$
3,400
129,650
$
4,850
Other Equity Instruments
2
Balance as at beginning of period
6,501
$
7,738
5,000
$
5,653
5,751
$
6,988
5,000
$
5,653
Issue of limited recourse capital notes 3
–
–
–
–
750
750
–
–
Balance as at end of period
6,501
7,738
5,000
5,653
6,501
7,738
5,000
5,653
Balance as at end of period – preferred

shares
and other equity instruments
78,151
$
11,138
134,650
$
10,503
78,151
$
11,138
134,650
$
10,503
Treasury – common shares 4
Balance as at beginning of period
458
$
(38)
678
$
(58)
213
$
(17)
748
$
(64)
Purchase of shares

34,066
(2,880)
26,749
(2,154)
78,941
(6,384)
64,179
(5,250)
Sale of shares
(34,211)
2,892
(27,146)
2,188
(78,841)
6,375
(64,646)
5,290
Balance as at end of period – treasury
– common shares
313
$
(26)
281
$
(24)
313
$
(26)
281
$
(24)
Treasury – preferred shares and
other equity instruments 4
Balance as at beginning of period
549
$
(51)
160
$
(27)
163
$
(18)
142
$
(65)
Purchase of shares and other equity instruments

989
(267)
1,565
(153)
3,442
(1,387)
3,239
(251)
Sale of shares and other equity instruments
(1,397)
290
(1,587)
172
(3,464)
1,377
(3,243)
308
Balance as at end of period – treasury
– preferred shares and other equity

instruments
141
$
(28)
138
$
(8)
141
$
(28)
138
$
(8)
1
On January 31, 2025, the Bank redeemed all of its
20

million outstanding Non-Cumulative 5-Year

Rate Reset Class A First Preferred Shares NVCC, Series 5 (“Series 5 Preferred
Shares”), at a redemption price of $
25.00

per Series 5 Preferred Share, for a total redemption cost of approximately $
500

million.
2

For Other Equity Instruments, the number of shares represents the number of notes issued.
3

On December 18, 2024, the Bank issued $
750

million
5.909
% Fixed Rate Reset Limited Recourse Capital Notes, Series 5 NVCC (the “LRCNs”). The LRCNs

will bear interest at a rate of
5.909

per cent annually, payable quarterly,

for the initial period ending on, but excluding, January 1, 2030. Thereafter, the interest rate on the LRCNs will reset every
five years

at a rate
equal to the prevailing Government of Canada Yield plus
3.10

per cent. The LRCNs will mature on January 1, 2085. Concurrently with the issuance of the LRCNs, the

Bank issued
750,000

Non-Cumulative
5.909
% Fixed Rate Reset Preferred Shares, Series 32 NVCC (“Preferred Shares Series 32”). The Preferred

Shares Series 32 are eliminated on the Bank’s
Consolidated Financial Statements.
4

When the Bank purchases its own equity instruments as part of its trading business, they are classified as treasury instruments and the cost of these instruments is recorded as a reduction in equity.
DIVIDENDS
On May 21, 2025, the Board approved a dividend

in an amount of one dollar and five cents

($
1.05
) per fully paid common share in the

capital stock of the Bank for
the quarter ending July 31, 2025, payable on

and after July 31, 2025, to shareholders

of record at the close of business on July 10,

2025.
DIVIDEND REINVESTMENT PLAN
The Bank offers a Dividend Reinvestment Plan

(DRIP) for its common shareholders.

Participation in the plan is optional and

under the terms of the plan, cash
dividends on common shares are used

to purchase additional common shares. At

the option of the Bank, the common shares

may be issued from treasury at an
average market price based on the last five

trading days before the date of the dividend

payment, with a discount of between
0
% to
5
% at the Bank’s discretion or
purchased from the open market at market

prices.
During the three months ended April 30, 2025,

the Bank satisfied the DRIP requirements through

open market common share purchases.

During the six months
ended April 30, 2025, the Bank satisfied the

DRIP requirements through common shares

issued from treasury with
no

discount for the first three months and open
market common share purchases in the last

three months. During the three and six

months ended April 30, 2024, the Bank

satisfied the DRIP requirements
through common shares issued from treasury

with
no

discount.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 78
NORMAL COURSE ISSUER BID
On August 28, 2023,

the Bank announced that the Toronto Stock Exchange and OSFI approved a normal course issuer bid (2023 NCIB) to

repurchase for
cancellation up to
90

million of its common shares. The 2023 NCIB

commenced on August 31, 2023 and continued

until August 31, 2024. From the
commencement of the 2023 NCIB to August

31, 2024, the Bank repurchased
71.4

million shares under the program. The 2023 NCIB

terminated on
August 31, 2024 and therefore, there was
no

repurchase of common shares by

the Bank under the 2023 NCIB during the

six months ended April 30, 2025. During
the six months ended April 30, 2024, the Bank

repurchased
36.1

million common shares, at an average price

of $
81.43

per share for a total amount of $
2.9

billion.
On February 24, 2025, the Bank announced

that the Toronto Stock Exchange and OSFI had approved the Bank’s previously announced

normal course issuer bid
(2025 NCIB) to purchase for cancellation up

to
100

million of its common shares. The 2025

NCIB commenced on March 3, 2025 and will end

on
February 28, 2026, or such earlier date as

the Bank may determine. From the commencement

of the 2025 NCIB to April 30, 2025, the Bank

repurchased
30.0
million shares under the program, at an average

price of $
84.18

per share for a total amount of $
2.5

billion.
NOTE 13: SHARE-BASED COMPENSATION

For the three and six months ended April

30, 2025, the Bank recognized compensation

expense for stock option awards of $
7.0

million and $
10.1

million,
respectively (three and six months ended April

30, 2024 – $
10.4

million and $
20.5

million, respectively). During the three

months ended April 30, 2025 and
April 30, 2024, nil

stock options were granted by the Bank.

During the six months ended April 30, 2025,
2.0

million (six months ended April 30, 2024 –
2.5

million)
stock options were granted by the Bank at

a weighted-average fair value of $
12.80

per option (April 30, 2024 – $
14.36

per option).
The following table summarizes the assumptions

used for estimating the fair value of options

for the six months ended April 30, 2025

and April 30, 2024.
Assumptions Used for Estimating the

Fair Value of Options
(in Canadian dollars, except as noted) For the six months ended
April 30 April 30
2025 2024
Risk-free interest rate
3.08
%
3.41
%
Option contractual life
10 years
10 years
Expected volatility
19.47
%
18.92
%
Expected dividend yield
3.94
%
3.78
%
Exercise price/share price $
75.76
$
81.78
The risk-free interest rate is based on Government

of Canada benchmark bond yields as

at the grant date. Expected volatility is

calculated based on the historical
average daily volatility and expected dividend

yield is based on dividend payouts in the last

fiscal year. These assumptions are measured over a period
corresponding to the option contractual life.
NOTE 14: EMPLOYEE BENEFITS

The following table summarizes expenses for

the Bank’s principal pension and non-pension post-retirement defined benefit plans and the Bank’s other

material
defined benefit pension plans, for the

three and six months ended April 30,

2025 and April 30,

2024. Other employee defined benefit

plans operated by the Bank
and certain of its subsidiaries are not considered

material for disclosure purposes.

Defined Benefit Plan Expenses
(millions of Canadian dollars) Principal post-retirement

Principal pension plans benefit plan Other pension plans
1
For the three months ended
April 30 April 30 April 30 April 30 April 30 April 30
2025 2024 2025 2024 2025 2024
Service cost – benefits earned $
69
$
54
$
1
$
1
$
5
$
4
Net interest cost (income) on net defined

benefit liability (asset)
(13)
(21)
4
5
5
6
Interest cost on asset limitation and minimum

funding
requirement
–
3
–
–
–
1
Past service cost
2
–
35
–
–
–
–
Defined benefit administrative expenses
2
2
–
–
2
1
Total $
58
$
73
$
5
$
6
$
12
$
12
For the six months ended
April 30 April 30 April 30 April 30 April 30 April 30
2025 2024 2025 2024 2025 2024
Service cost – benefits earned $
138
$
108
$
3
$
2
$
10
$
8
Net interest cost (income) on net defined

benefit liability (asset)
(25)
(41)
8
10
11
12
Interest cost on asset limitation and minimum

funding
requirement
–
6
–
–
–
2
Past service cost
2
–
35
–
–
–
–
Defined benefit administrative expenses
5
4
–
–
3
2
Total $
118
$
112
$
11
$
12
$
24
$
24
1
Includes Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance defined benefit pension plan, TD Insurance defined benefit pension plan, and supplemental executive defined benefit pension plans.
2

Relates to the Pension Fund Society that was modified in fiscal 2024.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 79
The following table summarizes expenses for

the Bank’s defined contribution plans for the three

and six months ended April 30, 2025 and

April 30, 2024.

Defined Contribution Plan Expenses
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 April 30 April 30 April 30
2025 2024 2025 2024
Defined contribution pension plans
1
$
85
$
73
$
191
$
158
Government pension plans
2
140
132
360
329
Total $
225
$
205
$
551
$
487
1
Includes defined contribution portion of the TD Pension Plan (Canada) and TD Bank, N.A. defined contribution 401(k)

plan.
2

Includes Canada Pension Plan, Quebec Pension Plan, and Social Security under the U.S.
Federal Insurance Contributions Act .
The following table summarizes the remeasurements

recognized in OCI for the Bank’s principal pension

and post-retirement defined benefit plans

and certain of
the Bank’s other material defined benefit pension

plans, for the three and six months ended

April 30, 2025 and April

30, 2024.

Amounts Recognized in Other Comprehensive

Income for Remeasurement of Defined

Benefit Plans
1,2,3
(millions of Canadian dollars) Principal post-retirement
Principal pension plans benefit plan Other pension plans
For the three months ended
April 30 April 30 April 30 April 30 April 30 April 30
2025 2024 2025 2024 2025 2024
Remeasurement gain/(loss) – financial $
297
$
439
$
12
$
13
$
14
$
18
Remeasurement gain/(loss) – return on plan

assets less
interest income
(366)
(524)
–
–
–
–
Change in asset limitation and minimum

funding requirement
3
24
–
–
–
–
Total $
(66)
$
(61)
$
12
$
13
$
14
$
18
For the six months ended
April 30 April 30 April 30 April 30 April 30 April 30
2025 2024 2025 2024 2025 2024
Remeasurement gain/(loss) – financial $
158
$
(685)
$
5
$
(23)
$
4
$
(25)
Remeasurement gain/(loss) – return on plan

assets less
interest income
(184)
276
–
–
–
–
Change in asset limitation and minimum

funding requirement
–
200
–
–
–
–
Total $
(26)
$
(209)
$
5
$
(23)
$
4
$
(25)
1

Excludes the Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance defined benefit pension plan, TD Insurance defined benefit pension plan, and other employee defined benefit plans operated by the Bank and certain of its subsidiaries not considered material for disclosure purposes as these plans are not remeasured on
a quarterly basis.

2

Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. All other assumptions are updated annually.
3

Amounts are presented on a pre-tax basis.
NOTE 15: INCOME TAXES
International Tax Reform – Pillar Two Global Minimum Tax
On December 20, 2021, the OECD published

Pillar Two model rules as part of its efforts toward international tax reform. The Pillar Two model rules provide for the
implementation of a 15% global minimum

tax for large multinational enterprises,

which is to be applied on a jurisdiction-by-jurisdiction

basis. Pillar Two legislation
was enacted in Canada on June 20, 2024

under Bill C-69, which includes the
Global Minimum Tax Act

addressing the Pillar Two model rules. Similar legislation
has passed in other jurisdictions in which

the Bank operates and will result in additional

taxes being paid in these countries. The rules

were effective and
implemented by the Bank on November 1, 2024.

The IASB previously issued amendments

to IAS 12
Income Taxes

for a temporary mandatory exception

from the
recognition and disclosure of deferred

taxes related to the implementation of Pillar

Two model rules, which the Bank has applied. For the three

and six months
ended April 30, 2025, the Bank’s effective tax rate

increased by approximately
0.2
% and
0.3
%, respectively, due to Pillar Two taxes (for the three months ended
January 31, 2025 –
0.5
%).
Other Tax Matters
The Canada Revenue Agency (CRA), Revenu

Québec Agency (RQA) and Alberta

Tax and Revenue Administration (ATRA) are denying certain dividend and interest deductions claimed by the Bank.

As at April 30, 2025, the CRA has reassessed

the Bank for $
1,668

million for the years 2011 to 2019, the RQA has
reassessed the Bank for $
52

million for the years 2011 to 2018, and the ATRA has reassessed the Bank for $
71

million for the years 2011 to 2018. In total, the
Bank has been reassessed for $
1,791

million of income tax and interest. The Bank

expects to continue to be reassessed for

open years. The Bank is of the view
that its tax filing positions were appropriate

and filed a Notice of Appeal with the

Tax Court of Canada on March 21, 2023.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 80
NOTE 16: EARNINGS PER SHARE

Basic earnings per share is calculated by

dividing net income attributable to common

shareholders by the weighted-average number

of common shares
outstanding for the period.

Diluted earnings per share is calculated using

the same method as basic earnings per

share except that certain adjustments are made

to net income
attributable to common shareholders and

the weighted-average number of shares outstanding

for the effects of all dilutive potential common

shares that are
assumed to be issued by the Bank.
The following table presents the Bank’s basic and

diluted earnings per share for the three and

six months ended April 30, 2025 and April

30, 2024.
Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 April 30 April 30 April 30
2025 2024 2025 2024
Basic earnings per share
Net income attributable to common shareholders $
10,929
$
2,374
$
13,636
$
5,124
Weighted-average number of common shares outstanding

(millions)
1,740.5
1,762.8
1,745.3
1,769.8
Basic earnings per share (Canadian dollars) $
6.28
$
1.35
$
7.81
$
2.90
Diluted earnings per share
Net income attributable to common shareholders

$
10,929
$
2,374
$
13,636
$
5,124
Net income attributable to common shareholders

including impact of dilutive securities
10,929
2,374
13,636
5,124
Weighted-average number of common shares outstanding

(millions)
1,740.5
1,762.8
1,745.3
1,769.8
Effect of dilutive securities
Stock options potentially exercisable (millions) 1
1.2
1.3
1.0
1.4
Weighted-average number of common shares outstanding

– diluted (millions)
1,741.7
1,764.1
1,746.3
1,771.2
Diluted earnings per share (Canadian dollars) 1 $
6.27
$
1.35
$
7.81
$
2.89
1
For the three and six months ended April 30, 2025, the computation of diluted earnings per share excluded average options outstanding of $
4.7

million and $
7.2

million, respectively, with
a weighted-average exercise price of $
92.91

and $
89.12
, respectively, as the option price was greater

than the average market price of the Bank’s common shares. For the three and six months ended April 30, 2024, the computation of diluted earnings per share excluded average options outstanding of
7.3

million and
6.7

million, respectively, with a weighted-average
exercise price of $
89.14

and $
89.93
, respectively, as the option price was greater

than the average market price of the Bank’s common shares.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 81
NOTE 17: PROVISIONS AND CONTINGENT

LIABILITIES

Other than as described below, there have been no new significant events or transactions except as previously

identified in Note 26 of the Bank’s 2024 Annual
Consolidated Financial Statements.
(a)

RESTRUCTURING CHARGES
The Bank initiated a new restructuring program

in the second quarter of 2025 to reduce its

cost base and achieve greater efficiency. In connection with this program, the Bank incurred $
163

million pre-tax of restructuring charges in

the second quarter of 2025. The restructuring

charges primarily relate to: (i) real estate
optimization mainly recorded as a reduction

to buildings and land, (ii) employee severance

and other personnel-related costs recorded

as provisions and (iii) asset
impairment and other rationalization, including

certain business wind-downs.
(b)

LEGAL AND REGULATORY MATTERS
In the ordinary course of business, the Bank

and its subsidiaries are involved in various

legal and regulatory actions, including but

not limited to civil claims and
lawsuits, regulatory examinations, investigations,

audits, and requests for information by

governmental, regulatory and self-regulatory

agencies and law
enforcement authorities in various jurisdictions,

in respect of our businesses and compliance

programs. The Bank establishes provisions

when it becomes
probable that the Bank will incur a loss and

the amount can be reliably estimated.

The Bank also estimates the aggregate range

of reasonably possible losses
(RPL) in its legal and regulatory actions (that

is, those which are neither probable nor

remote), in excess of provisions. However, the Bank does

not disclose the
specific possible loss associated with each underlying

matter given the substantial uncertainty associated

with each possible loss as described below and

the
negative consequences to the Bank’s resolution

of the matters that comprise the

RPL should individual possible losses be disclosed.

As at April 30, 2025, the
Bank’s RPL is from
zero

to approximately $
419

million (October 31, 2024 – from
zero

to approximately $
625

million). The Bank’s provisions and RPL represent

the
Bank’s best estimates based upon currently available

information for actions for which estimates

can be made, but there are a number of factors

that could cause
the Bank’s actual losses to be significantly different

from its provisions or RPL. For example,

the Bank’s estimates involve significant judgment

due to the varying
stages of the proceedings, the existence of

multiple defendants in many proceedings

whose share of liability has yet to be determined,

the numerous yet-
unresolved issues in many of the proceedings,

some of which are beyond the Bank’s control and/or

involve novel legal theories and interpretations,

the attendant
uncertainty of the various potential outcomes

of such proceedings, and the fact that the underlying

matters will change from time to time. In addition,

some actions
seek very large or indeterminate damages.

Refer to Note 26 of the Bank’s 2024 Annual Consolidated

Financial Statements for details on the Bank’s significant
legal and regulatory matters. Based on

the Bank’s current knowledge, and subject to

the factors listed above as well as other uncertainties

inherent in litigation and
regulatory matters, other than as described

below: (i) there have been no notable developments

to the matters previously identified in Note 26

of the Bank’s 2024
Annual Consolidated Financial Statements; and

(ii) since October 31, 2024, no other legal

or regulatory matter has arisen or progressed

to the point that it would
reasonably be expected to result in a material

financial impact to the Bank.
As previously disclosed in Note 26 of the

Bank’s 2024 Annual Consolidated Financial

Statements, on October 10, 2024, the Bank

announced that, following
active cooperation and engagement with

authorities and regulators, it reached a resolution

of previously disclosed investigations related

to its U.S. BSA and AML
compliance programs (the “Global Resolution”).

The Bank and certain of its U.S. subsidiaries

consented to orders with the Office of the

Comptroller of the
Currency (OCC), the Federal Reserve Board,

and the Financial Crimes Enforcement

Network (FinCEN) and entered into plea agreements

with the Department of
Justice (DOJ), Criminal Division, Money Laundering

and Asset Recovery Section and the

United States Attorney’s Office for the District of New Jersey. The Bank
is focused on meeting the terms of the

consent orders and plea agreements, including

meeting its requirements to remediate the Bank’s

U.S. BSA/AML programs.
During the first fiscal quarter, the Bank fully paid the remainder of the monetary penalty owed pursuant

to the consent orders and plea agreements

that were
entered into as part of the Global Resolution.

The payment was covered by provisions previously

taken by the Bank for this matter.
As previously disclosed in Note 26 of the

Bank’s 2024 Annual Consolidated Financial

Statements, the Bank and some former

and current directors, officers and
employees have been named as defendants

in proposed class action lawsuits in

the United States and Canada purporting

to be brought on behalf of TD
shareholders alleging, among other things, that

a decline in the price of TD’s shares was

the result of misleading disclosures

with respect to the Bank’s AML
program and/or the potential outcomes of

the government agencies’ or regulators’ investigations.

The two proposed class actions filed in the

United States have
been consolidated under the caption Tiessen v. The Toronto-Dominion Bank, et al.,

in the United States District Court for

the Southern District of New York, and a
consolidated amended complaint has been

filed which additionally names TD Bank, N.A.,

TD Bank US Holding Company, and additional former and current officers as defendants. Out of the three proposed

class actions in Ontario,
Parkin v. The Toronto-Dominion Bank, et al,

has been identified as the lead action

with
the other two Ontario actions being stayed.

There remains one further proposed class

action in Quebec. TD has been advised

that an Ontario resident intends to
seek leave to commence a derivative action

in Canada in the name of TD addressing

alleged breaches relating to its U.S. AML program.

A putative shareholder
derivative action, captioned Rubin v. Masrani, et al.,

has also been filed purportedly on behalf of

TD in the United States in the Supreme

Court of the State of New
York, New York

County, against certain former and current TD directors,

officers and employees, and certain of TD’s U.S. affiliates and subsidiaries. The complaint
asserts alleged breaches of duties and other

claims against the individual defendants in

connection with the Bank’s U.S. AML program. All

of the proceedings are
still in early stages and none of the proposed

class action lawsuits have been certified to proceed

as a class action. Losses or damages cannot

be estimated at
this time.
As previously disclosed in Note 26 of the

Bank’s 2024 Annual Consolidated Financial

Statements, the Bank has been named

as defendant in a purported class
action lawsuit in the United States purporting

to be brought on behalf of First Horizon shareholders

alleging that a decline in the price of First

Horizon shares was
the result of alleged misleading disclosures

TD made with respect to TD’s U.S. AML program

and its effect on the Bank’s contemplated merger

with First Horizon.
The lawsuit also names some of the

Bank’s former and current officers and a former employee

as defendants. These proceedings are still

in early stages and have
not been certified to proceed as a class

action. Losses or damages cannot be estimated

at this time.
As previously disclosed in Note 26 of the

Bank’s 2024 Annual Consolidated Financial

Statements, the Bank is a defendant in

Canada and/or the United States
in a number of matters brought by customers,

including class actions, alleging claims

in connection with various fees, practices

and credit decisions. The cases are
in various stages of maturity and include, among

others: a Quebec action against members

of the financial services industry (including

the Bank) regarding the
existence and amount of the insufficient or non-sufficient

funds fee (NSF fee), a Quebec action

against certain brokers (including TD Direct

Investing) regarding
disclosure of foreign conversion fees, and a

Quebec action against members of the automobile

insurance industry (including Primmum Insurance

Company)
regarding underwriting practices in Quebec.
Refer to Note 15 for disclosures related

to tax matters.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 82
NOTE 18: SEGMENTED INFORMATION
For management reporting purposes, the Bank

reports its results from business operations

and activities under four key business

segments:

Canadian Personal
and Commercial Banking, U.S. Retail, Wealth Management

and Insurance, and Wholesale Banking.

The Bank’s other activities are grouped into the

Corporate
segment.
Canadian Personal and Commercial

Banking provides financial products and services

to personal, small business and commercial

customers, and includes
TD Auto Finance Canada. U.S. Retail is comprised

of personal and business banking in

the U.S., TD Auto Finance U.S., the U.S. wealth

business,

as well as the
Bank’s equity investment in Schwab. On February

12, 2025, the Bank sold its entire remaining

equity investment in Schwab,

refer to Note 7 for further details.
Wealth Management and Insurance includes the

Canadian wealth business which provides investment

products and services to institutional and

retail investors,
and the insurance business which provides

property and casualty insurance, as

well as life and health insurance products

to customers across Canada. Wholesale
Banking provides a wide range of capital

markets, investment banking, and corporate

banking products and services,

including underwriting and distribution

of new
debt and equity issues, providing advice

on strategic acquisitions and divestitures, and

meeting the daily trading, funding, and investment

needs of the Bank’s
clients. The Corporate segment includes the

effects of certain asset securitization programs,

treasury management, elimination of taxable

equivalent adjustments
and other management reclassifications,

corporate level tax items, and residual unallocated

revenue and expenses. Effective the first quarter

of 2025, certain U.S.
governance and control investments, including

costs for U.S. BSA/AML remediation, previously

reported in the Corporate segment are now

reported in the U.S.
Retail segment. Comparative amounts have

been reclassified to conform with the presentation

adopted in the current period.
The following table summarizes the segment

results for the three and six months ended

April 30, 2025 and April 30, 2024.
Results by Business Segment 1
(millions of Canadian dollars)
Canadian

Wealth
Personal and Management
Commercial Banking U.S. Retail and Insurance Wholesale Banking 2 Corporate 2 Total
For the three months ended April 30
2025 2024 2025 2024 2025 2024 2025 2024 2025 2024 2025 2024
Net interest income (loss) $
4,023
$
3,812
$
3,038
$
2,841
$
362
$
304
$
45
$
189
$
657
$
319
$
8,125
$
7,465
Non-interest income (loss)
968
1,027
(445)
606
3,141
2,810
2,084
1,751
9,064
160
14,812
6,354
Total revenue
4,991
4,839
2,593
3,447
3,503
3,114
2,129
1,940
9,721
479
22,937
13,819
Provision for (recovery of)
credit losses
622
467
442
380
–
–
123
55
154
169
1,341
1,071
Insurance service expenses
–
–
–
–
1,417
1,248
–
–
–
–
1,417
1,248
Non-interest expenses

2,052
1,957
2,338
2,694
1,131
1,027
1,461
1,430
1,157
1,293
8,139
8,401
Income (loss) before income taxes

and share of net income from
investment in Schwab
2,317
2,415
(187)
373
955
839
545
455
8,410
(983)
12,040
3,099
Provision for (recovery of)
income taxes

649
676
(229)
49
248
218
126
94
191
(308)
985
729
Share of net income from
investment in Schwab 3,4
–
–
78
183
–
–
–
–
(4)
11
74
194
Net income (loss) $
1,668
$
1,739
$
120
$
507
$
707
$
621
$
419
$
361
$
8,215
$
(664)
$
11,129
$
2,564
For the six months ended April 30
2025 2024 2025 2024 2025 2024 2025 2024 2025 2024 2025 2024
Net interest income (loss) $
8,158
$
7,645
$
6,102
$
5,740
$
731
$
589
$
(62)
$
387
$
1,062
$
592
$
15,991
$
14,953
Non-interest income (loss)
1,982
2,078
(727)
1,210
6,370
5,660
4,191
3,333
9,179
299
20,995
12,580
Total revenue
10,140
9,723
5,375
6,950
7,101
6,249
4,129
3,720
10,241
891
36,986
27,533
Provision for (recovery of)
credit losses
1,143
890
893
765
–
–
195
65
322
352
2,553
2,072
Insurance service expenses
–
–
–
–
2,924
2,614
–
–
–
–
2,924
2,614
Non-interest expenses

4,138
3,941
4,718
5,153
2,304
2,074
2,996
2,930
2,053
2,333
16,209
16,431
Income (loss) before income taxes

and share of net income from
investment in Schwab
4,859
4,892
(236)
1,032
1,873
1,561
938
725
7,866
(1,794)
15,300
6,416
Provision for (recovery of)
income taxes

1,360
1,368
(421)
32
486
385
220
159
38
(581)
1,683
1,363
Share of net income from
investment in Schwab 3,4
–
–
277
377
–
–
–
–
28
(42)
305
335
Net income (loss) $
3,499
$
3,524
$
462
$
1,377
$
1,387
$
1,176
$
718
$
566
$
7,856
$
(1,255)
$
13,922
$
5,388
1
The retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in
Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.
2

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB). The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate
segment.

3

The after-tax amounts for amortization of acquired intangibles, the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade, the Bank’s share of Schwab’s restructuring charges, and the Bank’s share of Schwab’s Federal

Deposit Insurance Corporation special assessment charge are recorded in the Corporate segment.
4

The Bank’s share of Schwab’s earnings was reported with a one-month lag. Refer to

Note 7 for further details.

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 83
Total Assets by Business Segment
(millions of Canadian dollars) Canadian Wealth
Personal and Management Wholesale
Commercial Banking U.S. Retail and Insurance Banking Corporate
Total

As at April 30, 2025
Total assets $
591,935
$
543,516
$
23,022
$
742,949
$
162,852
$
2,064,274
As at October 31, 2024
Total assets $
584,468
$
606,572
$
23,217
$
686,795
$
160,699
$
2,061,751
NOTE 19: INTEREST INCOME AND EXPENSE

The following tables present interest income

and interest expense by basis of accounting

measurement.

Interest Income
(millions of Canadian dollars) For the three months ended For the six months ended
April 30, 2025 April 30, 2024 April 30, 2025 April 30, 2024
Measured at amortized cost 1 $
18,227
$
19,694
$
38,071
$
39,260

Measured at FVOCI – Debt instruments 1
1,058
965
1,960
1,898
19,285
20,659
40,031
41,158
Measured or designated at FVTPL
2,172
2,247
4,233
4,497
Measured at FVOCI – Equity instruments
125
90
190
154
Total $
21,582
$
22,996
$
44,454
$
45,809
1
Interest income is calculated using EIRM.
Interest Expense
(millions of Canadian dollars) For the three months ended For the six months ended
April 30, 2025 April 30, 2024 April 30, 2025 April 30, 2024
Measured at amortized cost 1 $
10,622
$
12,504
$
22,442
$
24,696

Measured or designated at FVTPL
2,835
3,027
6,021
6,160
Total $
13,457
$
15,531
$
28,463
$
30,856
1
Interest expense is calculated using EIRM.
NOTE 20: REGULATORY CAPITAL

The Bank manages its capital under guidelines

established by OSFI. The regulatory

capital guidelines measure capital in relation

to credit, market, and operational
risks. The Bank has various capital policies,

procedures, and controls which it utilizes

to achieve its goals and objectives. The

Bank is designated as a domestic
systemically important bank (D-SIB) and

a global systemically important bank (G-SIB).
Canadian banks designated as D-SIBs are required

to comply with OSFI’s minimum targets for risk-based

capital and leverage ratios. The minimum

targets
include a D-SIB surcharge and Domestic Stability

Buffer (DSB) for CET1, Tier 1, Total Capital and risk-based Total Loss Absorbing Capacity (TLAC) ratios. The
DSB level was increased to
3.5
% as of November 1, 2023, and as a

result the published regulatory minimum

targets are set at
11.5
%,
13.0
%,
15.0
% and
25.0
%,
respectively. The OSFI target includes the greater of the D-SIB or

G-SIB surcharge, both of which are

currently
1
% for the Bank. The OSFI target for leverage
requires D-SIBs to hold a leverage ratio buffer of
0.50
% in addition to the existing minimum

requirement. This sets the published regulatory

minimum targets for
leverage and TLAC leverage ratios at
3.5
% and
7.25
%, respectively.

The Bank complied with all minimum risk-based

capital and leverage ratio requirements

set by OSFI in the six months ended April 30,

2025.

The following table summarizes the Bank’s regulatory

capital positions as at April 30, 2025 and

October 31, 2024.
Regulatory Capital Position
(millions of Canadian dollars, except

as noted)
As at
April 30 October 31

2025 2024
Capital
Common Equity Tier 1 Capital $
93,048
$
82,714
Tier 1 Capital
103,459
93,248
Total Capital
115,526
105,745
Risk-weighted assets used in the calculation

of capital ratios
624,636
630,900
Capital and leverage ratios
Common Equity Tier 1 Capital ratio
14.9
%
13.1
%
Tier 1 Capital ratio
16.6
14.8
Total Capital ratio
18.5
16.8
Leverage ratio
4.7
4.2
TLAC Ratio
31.0
28.7
TLAC Leverage Ratio
8.7
8.1

TD BANK GROUP • SECOND QUARTER 2025 • REPORT TO SHAREHOLDERS Page 84
SHAREHOLDER AND INVESTOR INFORMATION
Shareholder Services
If you: And your inquiry relates to:

Please contact:
Are a registered shareholder (your name appears
on your TD share certificate)
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
dividend bank account changes, the dividend
reinvestment plan, eliminating duplicate mailings

of
shareholder materials or stopping (or resuming)
receiving annual and quarterly reports
Transfer Agent:
TSX Trust Company
301-100 Adelaide Street West
Toronto, ON M5H 4H1

1-800-387-0825 (Canada and U.S. only)
or 416-682-3860
Facsimile: 1-888-249-6189

shareholderinquiries@tmx.com or www.tsxtrust.com

Hold your TD shares through the

Direct Registration System

in the United States
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
eliminating duplicate mailings of shareholder
materials or stopping (or resuming) receiving

annual
and quarterly reports
Co-Transfer Agent and Registrar:
Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
or
Computershare Trust Company, N.A.
150 Royall Street
Suite 101
Canton, MA 02021
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S.: 201-680-6610
Email inquiries: web.queries@computershare.com
For electronic access to your account visit:
www.computershare.com/investor

Beneficially own TD shares that are

held in the
name of an intermediary, such as a bank,

a trust
company, a securities broker or other nominee
Your TD shares, including questions

regarding the
dividend reinvestment plan and mailings of
shareholder materials
Your intermediary
For all other shareholder inquiries, please

contact TD Shareholder Relations at

416-944-6367 or 1-866-756-8936 or email

tdshinfo@td.com. Please note that by
leaving us an e-mail or voicemail message,

you are providing your consent for us to

forward your inquiry to the appropriate party

for response.

General Information
Products and services: Contact TD

Canada Trust, 24 hours a day, seven

days a week: 1-866-567-8888

French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired

(TTY): 1-800-361-1180
Website:

www.td.com
Email: customer.service@td.com
Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference

call in Toronto, Ontario on May 22, 2025.

The call will be audio webcast live through

TD’s

website at 8:00 a.m. ET.
The call will feature presentations by

TD executives on the Bank’s financial results

for the second quarter and discussions

of related disclosures, followed by a
question-and-answer period with analysts.

The presentation material referenced

during the call will be available on the

TD website at
www.td.com/investor

on
May 22, 2025, in advance of the call.

A listen-only telephone line

is available at 416-340-2217 or 1-800-806-5484

(toll free) and the passcode is 2829533#.
The audio webcast and presentations will be

archived at
www.td.com/investor
. Replay of the teleconference will be available

from 5:00 p.m. ET on May 22, 2025,
until 11:59 p.m. ET on June 6, 2025,

by calling 905-694-9451 or 1-800-408-3053 (toll

free). The passcode is 8753393#.